                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-41497


                        [MERCER INSURANCE GROUP LOGO]

PROSPECTUS

                     UP TO 3,392,500 SHARES OF COMMON STOCK

    Mercer Insurance Group, Inc. (the "Company"), a Pennsylvania corporation and the proposed holding company for Mercer Mutual Insurance Company ("Mercer Mutual"), is offering up to 3,392,500 shares of its common stock, no par value per share (the "Common Stock"), in a subscription offering (the "Subscription Offering") pursuant to nontransferable subscription rights in the following order of priority: (i) named insureds under policies of insurance issued by Mercer Mutual and in force as of the close of business on October 17, 1997 ("Eligible Policyholders"), (ii) the Company's tax-qualified employee stock ownership plan (the "ESOP"), and (iii) directors, officers and employees of Mercer Mutual. Subscription rights received in any of the foregoing categories will be subordinated to the subscription rights received by those in a prior category. Subscription rights are not transferable. Except for the ESOP, no purchaser, together with associates of or persons acting in concert with such person, may purchase, in the aggregate, more than 100,000 shares of Common Stock in the Subscription Offering. The total number of shares of Common Stock offered in the Subscription Offering may be increased to up to 3,769,444 shares if necessary to satisfy the subscription rights of the ESOP.

    Concurrently with the Subscription Offering, the Company is offering the Common Stock for sale to the general public in a community offering (the "Community Offering"). Sales of Common Stock in the Community Offering will be subject to the prior rights of holders of subscription rights and the right of the Company, in its absolute discretion, to reject orders in the Community Offering in whole or in part.

    In the sole discretion of the Company, shares not subscribed for in the Subscription Offering and Community Offering (collectively, the "Conversion Offerings"), if any, may be offered to the general public in a syndicated community offering (the "Syndicated Community Offering") to be managed by Sandler O'Neill & Partners, L.P. ("Sandler O'Neill").

    The Conversion Offerings and Syndicated Community Offering shall be collectively referred to herein as the "Offerings." The Offerings are being made in connection with the conversion of Mercer Mutual from mutual to stock form and the simultaneous acquisition of the capital stock of Mercer Mutual by the Company pursuant to a Plan of Conversion from Mutual to Stock Organization adopted by the Board of Directors of Mercer Mutual on October 17, 1997, as amended (the "Plan"). The Conversion of Mercer Mutual to stock form, the issuance of the capital stock of Mercer Mutual to the Company and the offer and sale of the Common Stock by the Company are collectively referred to herein as the "Conversion." The completion of the Conversion is contingent upon the sale of a minimum of 2,507,500 shares of Common Stock in the Offerings.

    No person may purchase fewer than 25 shares of Common Stock in the Offerings.

    For more information, please call the Stock Information Center (the "Conversion Center") toll-free at 1-888-303-9085.

    PROSPECTIVE INVESTORS SHOULD REVIEW AND CONSIDER THE DISCUSSION UNDER "RISK FACTORS" BEGINNING ON PAGE 20.

    THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE PENNSYLVANIA
DEPARTMENT OF INSURANCE (THE "PENNSYLVANIA DEPARTMENT"), NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE PENNSYLVANIA
    DEPARTMENT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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---------------------------------------------------------------------------------------------------------------
                                                                 PURCHASE         FEES AND       ESTIMATED NET
                                                                 PRICE(1)        EXPENSES(2)      PROCEEDS(3)
                                                              --------------    -------------    --------------
Per Share(4)                                                  $        10.00    $        0.73    $         9.27
---------------------------------------------------------------------------------------------------------------
Total Minimum                                                 $25,075,000.00    $2,070,150.00    $23,004,850.00
---------------------------------------------------------------------------------------------------------------
Total Midpoint                                                $29,500,000.00    $2,149,800.00    $27,350,200.00
---------------------------------------------------------------------------------------------------------------
Total Maximum                                                 $33,925,000.00    $2,229,450.00    $31,695,550.00
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Determined in accordance with an independent appraisal (the "Appraisal") prepared by Alex Sheshunoff & Company ("Sheshunoff") and updated as of December 28, 1998, which states that the consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company ranged from $25,075,000 (the "Total Minimum") to $33,925,000 (the "Total Maximum") with a midpoint of $29,500,000 (the "Total Midpoint"). Collectively, the range from the Total Minimum to the Total Maximum is referred to herein as the "Estimated Valuation Range." Based on the Estimated Valuation Range, the Board of Directors of the Company and Mercer Mutual have determined to offer up to 3,392,500 shares at a Purchase Price of $10.00 per share (the "Purchase Price"). The Company, however, may issue up to 3,769,444 shares in the event the ESOP purchases shares in excess of the Total Maximum, in order to satisfy the ESOP's 10% subscription. The final appraised value will be determined at the time of the closing of the Offerings and is subject to change. The valuation set forth in the Appraisal must not be construed as a recommendation by the Company, Mercer Mutual, Sandler O'Neill or Sheshunoff as to the advisability of purchasing such shares or that a purchaser subsequently will be able to sell such shares at or above the Purchase Price. If the final valuation is outside the Estimated Valuation Range, the Company will promptly notify all subscribers by mail of the final valuation. Subscribers will be given the opportunity to confirm or modify their orders. The funds of all subscribers who do not confirm or modify their orders will be returned promptly without interest. See "Use of Proceeds," "Capitalization" and "Pro Forma Data."

(2) Consists of the estimated costs to the Company and Mercer Mutual arising in the Conversion, including estimated marketing fees and fixed expenses to be paid to Sandler O'Neill in connection with the Offerings, which fees and expenses are estimated to be $489,150 and $648,450 at the Total Minimum and the Total Maximum, respectively. See "Use of Proceeds" and "Pro Forma Data" for the assumptions used to arrive at these estimates. The actual fees and expenses may vary from these estimates. See "The Conversion -- Marketing and Underwriting Arrangements" and "-- Syndicated Community Offering."

(3) Represents net proceeds to the Company before the loan which the Company intends to make to the ESOP, which will be used by the ESOP to purchase 10% of the shares of Common Stock sold in the Subscription Offering. The amount of this loan will be $2.5 million at the Total Minimum, $3.0 million at the Total Midpoint, and $3.4 million at the Total Maximum. See "Use of Proceeds," "Capitalization," and "Pro Forma Data."

(4) Based on the Total Midpoint. The estimated net proceeds per share at the Total Minimum and Total Maximum are expected to be $9.17 and $9.34, respectively.

                            ------------------------
                        Sandler O'Neill & Partners, L.P.
                            ------------------------
                The date of this Prospectus is January 26, 1999

     All shares of Common Stock will be sold in the Offerings for $10.00 per share (the "Purchase Price"). The Appraisal is intended to be an estimate of the consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company and is based on a review of internal projections and a comparison of the consolidated financial condition and results of operations of Mercer Mutual to property and casualty insurance industry averages and a peer group of representative publicly-owned property and casualty insurance companies. The Appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Common Stock. In preparing the valuation, Sheshunoff has relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Company and Mercer Mutual. Sheshunoff did not independently verify the financial statements, projections and other information provided by the Company and Mercer Mutual, perform an independent analysis of the assumptions underlying the financial statements or projections or value independently the assets and liabilities of the Company and Mercer Mutual. The valuation considers the Company and Mercer Mutual as a going concern only and should not be considered as an indication of the liquidation value of the Company and Mercer Mutual. Upon completion of the Offerings, Sheshunoff will submit to the Company and to the Pennsylvania Department its updated consolidated pro forma fair market value of Mercer Mutual as a subsidiary of the Company. If the updated estimated valuation is within the Estimated Valuation Range, the Conversion can be completed and the number of shares of Common Stock sold in the Conversion will be determined as follows:

          (a) If participants in the Subscription Offering subscribe for 3,392,500 shares or more, the Company, as required by the Plan, will sell all 3,392,500 shares offered hereby to participants in the Subscription Offering and will sell up to an additional 376,944 shares to the ESOP to satisfy its subscription in full. Shares will be allocated among participants in the Subscription Offering in accordance with the terms of the Plan and excess funds will be promptly returned to subscribers without interest. For a description of the allocation method and procedure, see "The Conversion -- The Conversion Offerings -- Subscription Offering."

          (b) If participants in the Subscription Offering subscribe for at least 2,507,500 shares but less than 3,392,500 shares, then, as required by the Plan, the Company will sell to participants in the Subscription Offering the number of shares of Common Stock sufficient to satisfy their subscriptions in full. The Company, in its sole discretion, may accept subscriptions in the Community Offering and/or sell shares in the Syndicated Community Offering provided the total number of shares of Common Stock sold in the Conversion does not exceed 3,392,500 shares (excluding shares sold to the ESOP). Preference in the Community Offering will be given to: (i) natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts) who reside in the states of New Jersey and Pennsylvania, (ii) principals of Eligible Policyholders in the case of an Eligible Policyholder that is not a natural person, (iii) licensed insurance agencies that have been appointed by Mercer Mutual to market and distribute policies of insurance, and their owners, (iv) holders of policies of insurance originally issued after October 17, 1997, and (v) providers of goods or services to, and identified by, Mercer Mutual. Any excess funds received in the Community Offering and/or the Syndicated Community Offering will be promptly returned to subscribers without interest after the completion of the Offerings.

          (c) If participants in the Subscription Offering subscribe for fewer than 2,507,500 shares, then the Company will sell to participants in the Subscription Offering the number of shares of Common Stock sufficient to satisfy their subscriptions in full and will accept subscriptions in the Community Offering and/or sell shares in the Syndicated Community Offering in an amount sufficient to sell at least 2,507,500 shares in the aggregate. The Company, in its sole discretion, may accept additional subscriptions in the Community Offering and sell additional shares in the Syndicated Community Offering provided the total number of shares sold in the Conversion does not exceed 3,392,500 (excluding shares sold to the ESOP). Preference in the Community Offering will be given to those subscribers identified in paragraph (b) above. Any excess funds received in the Community Offering and/or the Syndicated Community Offering will be promptly returned to subscribers without interest after the completion of the Offerings.

          (d) If the number of shares subscribed for in the Offerings is less than 2,507,500, then the Company will cancel the Offerings and all subscription funds will be returned promptly to subscribers without interest.

     There is a difference of approximately $8.9 million between the Total Minimum and the Total Maximum of the Estimated Valuation Range. As a result of this broad range, the final updated Appraisal may estimate a consolidated pro forma market value for Mercer Mutual as a subsidiary of the Company that is materially less than the aggregate dollar amount of subscriptions received by the Company. Therefore, subscribers, in the aggregate and on a per share basis, may pay materially more for the Common Stock than such estimated consolidated pro forma market value. See "Risk Factors -- Possible Adverse Impact of Broad Valuation Range and its Use to Determine the Number of Shares of Common Stock Sold."

     Except for the ESOP, which intends to purchase 10% of the total number of shares of Common Stock issued in the Conversion, no purchaser, together with associates or persons acting in concert with such person, may purchase, in the aggregate, more than 100,000 shares of Common Stock in the Conversion (4.0%, 3.4%, 3.0% and 2.7% of the number of shares issued at the Total Minimum, Total Midpoint, Total Maximum and Total Maximum plus ESOP shares, respectively). No person may purchase fewer than 25 shares. There are 42,178 Eligible Policyholders. In the event that subscriptions by Eligible Policyholders for Common Stock exceed the maximum of the Estimated Valuation Range, the Company will be obligated under the Plan to sell to Eligible Policyholders 3,392,500 shares, which is the maximum number of shares offered hereby (excluding shares expected to be purchased by the ESOP), and shares of Common Stock would be allocated among Eligible Policyholders first, so as to permit each subscriber to purchase up to 1,000 shares (unless the magnitude of subscriptions does not permit such an allocation), and then in proportion to the respective amounts of shares for which they subscribed. If all 42,178 Eligible Policyholders were to subscribe for 100,000 shares of Common Stock, then each Eligible Policyholder would receive only 80 shares. The Company is unable to predict the number of Eligible Policyholders that may participate in the Subscription Offering.

     Directors and executive officers of the Company and Mercer Mutual as a group (10 persons), including their associates, are expected to purchase approximately 186,000 shares of the Common Stock to be issued in the Conversion (7.4%, 6.3%, 5.5% and 4.9% at the Total Minimum, Total Midpoint, Total Maximum and Total Maximum plus ESOP Shares, respectively), not including 10% of such Common Stock expected to be purchased by the ESOP (250,750, 295,000, 339,250 and 376,944 shares at the Total Minimum, Total Midpoint, Total Maximum and Total Maximum plus ESOP shares, respectively) and excluding additional shares that are expected to be issued (or issuable) following the Conversion, subject to shareholder approval, in connection with the implementation of the Company's Stock Compensation Plan. See "Management of the Company -- Certain Benefit Plans and Agreements."

     The Subscription Offering and the Community Offering will terminate at 1:00 p.m., Eastern Standard Time, on March 3, 1999, unless extended by the Company in its sole discretion to a date no later than April 11, 1999 (the date and time of termination, including any extensions, shall be hereinafter referred to as the "Termination Date"). If the Company extends the Conversion Offerings, it will give written notice of such extension to all subscribers on or before March 3, 1999, and each subscriber may withdraw or confirm his or her subscription by the extended Termination Date. If a subscriber withdraws a subscription, or does not confirm a subscription by the extended Termination Date, the subscriber's funds will be returned promptly without interest. No action to extend the Conversion Offerings may be taken by the Company after March 3, 1999. Subscribers may purchase shares in the Conversion Offerings by completing and returning to the Company a stock order form (the "Stock Order Form") and a certification form (the "Certification Form"), together with full payment for all Common Stock subscribed for at the Purchase Price. An executed Stock Order Form, once received by the Company, may not be modified, amended or rescinded without the consent of the Company. Subscriptions will be held in a separate escrow account at State Street Bank and Trust Company, N.A. established specifically for this purpose. If the Conversion is not completed within 45 days after the Termination Date, the Offerings will be terminated and all funds held will be returned promptly without interest. See "The Conversion -- The Conversion Offerings" and "-- Purchases in the Conversion Offerings."

     The Company and Mercer Mutual have engaged Sandler O'Neill to consult with and advise the Company and Mercer Mutual with respect to the Offerings, and Sandler O'Neill has agreed to use its best efforts to assist the Company with its solicitation of subscriptions and purchase orders for shares of Common Stock in the Offerings. Sandler O'Neill is not obligated to purchase any shares of Common Stock in the Offerings. The Company and Mercer Mutual will pay a fee to Sandler O'Neill which will be based on the aggregate Purchase Price of Common Stock sold in the Offerings. The Company and Mercer Mutual have agreed to indemnify Sandler O'Neill against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "The Conversion -- Marketing and Underwriting Arrangements."

     The Common Stock has been approved for inclusion in the Nasdaq National Market under the symbol "MRCR," subject to completion of the Conversion. Prior to the Conversion, there was no market for the Common Stock. Sandler O'Neill has advised the Company that, following the completion of the Conversion, it intends to make a market in the Common Stock, but it is under no obligation to do so. One of the requirements for continued quotation of the Common Stock on the Nasdaq National Market is that there be at least two market makers for the Common Stock. There can be no assurance there will be two or more market makers for the Common Stock. Additionally, the development of an active and liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, Mercer Mutual or any market maker. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue. The absence or discontinuance of a market may have an adverse impact on both the price and liquidity of the Common Stock. There is no assurance that persons purchasing shares will be able to sell them at or above the Purchase Price or that quotations will be available on the Nasdaq National Market as contemplated.

     THE CONVERSION IS CONTINGENT UPON APPROVAL OF THE PLAN BY ELIGIBLE POLICYHOLDERS OF MERCER MUTUAL AT THE SPECIAL MEETING OF ELIGIBLE POLICYHOLDERS CALLED FOR THAT PURPOSE TO BE HELD ON MARCH 3, 1999 (THE "SPECIAL MEETING") AND THE SALE OF THE MINIMUM NUMBER OF SHARES OFFERED PURSUANT TO THE PLAN.

     PENNSYLVANIA INSURANCE LAWS AND REGULATIONS PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF MERCER MUTUAL, UNLESS SUCH PERSON HAS OBTAINED THE PRIOR APPROVAL OF THE PENNSYLVANIA INSURANCE COMMISSIONER. UNDER PENNSYLVANIA LAW, ANY PURCHASER OF 10% OR MORE OF THE VOTING STOCK OF AN INSURANCE HOLDING COMPANY IS PRESUMED TO HAVE ACQUIRED CONTROL OF AFFILIATED OR SUBSIDIARY INSURERS.

     NEW JERSEY INSURANCE LAWS AND REGULATIONS PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF MERCER INSURANCE COMPANY OF NEW JERSEY, INC., A WHOLLY-OWNED INDIRECT SUBSIDIARY OF MERCER MUTUAL, UNLESS SUCH PERSON HAS OBTAINED THE PRIOR APPROVAL OF THE NEW JERSEY INSURANCE COMMISSIONER. UNDER NEW JERSEY LAW, ANY PURCHASER OF 10% OR MORE OF THE VOTING STOCK OF AN INSURANCE HOLDING COMPANY IS PRESUMED TO HAVE ACQUIRED CONTROL OF AFFILIATED OR SUBSIDIARY INSURERS.

                                ________________

                 ORGANIZATIONAL STRUCTURE BEFORE THE CONVERSION
                        MERCER MUTUAL INSURANCE COMPANY
                                      100%
                        QUEENSTOWN HOLDING COMPANY, INC.
                                      100%
                  MERCER INSURANCE COMPANY OF NEW JERSEY, INC.
                                ________________

                 ORGANIZATIONAL STRUCTURE AFTER THE CONVERSION

                                  SHAREHOLDERS
                                      100%
                          MERCER INSURANCE GROUP, INC.
                                      100%
                            MERCER INSURANCE COMPANY
                                      100%
                        QUEENSTOWN HOLDING COMPANY, INC.
                                      100%
                  MERCER INSURANCE COMPANY OF NEW JERSEY, INC.

                               PROSPECTUS SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto of Mercer Mutual appearing elsewhere in this Prospectus. For an explanation of certain terms used in this Prospectus that are commonly used in the insurance industry, see "Glossary of Selected Insurance Terms."

     This Prospectus contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the descriptions of the Company's and its subsidiaries' plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in this Prospectus under "Use of Proceeds," "Business" and "Risk Factors." Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in such forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth under "RISK FACTORS" below.

MERCER INSURANCE GROUP,
INC...........................   The Company was formed under Pennsylvania law
                                 in November 1997 for the purpose of becoming the holding company for Mercer Mutual upon completion of the Conversion. Prior to the Conversion, the Company will not engage in any significant operations. After the Conversion, the Company's primary assets will be the outstanding capital stock of Mercer Mutual and a portion of the net proceeds of the Conversion.

                                 The Company's executive offices are located at 10 North Highway 31, Pennington, New Jersey 08534, and the Company's main telephone number is (609) 737-0426.

THE INSURANCE COMPANIES.......   Mercer Mutual is a Pennsylvania mutual
                                 insurance company that began operations in 1844. Mercer Mutual was organized under the laws of the State of New Jersey and operated as a New Jersey mutual insurance company until October 16, 1997, when it filed Articles of Domestication with the Pennsylvania Department of State, which changed its state of domicile from New Jersey to Pennsylvania (the
                                 "Redomestication"). On the effective date of the Redomestication, the Pennsylvania
                                 Department replaced the New Jersey Department of Banking and Insurance (the "New Jersey
                                 Department") as Mercer Mutual's primary
                                 insurance regulator.

                                 Mercer Mutual owns all of the outstanding capital stock of Queenstown Holding Company, Inc. ("QHC"), the holding company for Mercer Insurance Company of New Jersey, Inc. ("MIC," and collectively with Mercer Mutual, the "Insurance Companies"). Mercer Mutual is a property and casualty insurer of small and medium-sized businesses and property owners located in New Jersey and Pennsylvania. Mercer Mutual markets homeowners and commercial multi-peril policies, as well as other liability, workers' compensation, fire, allied, inland marine and commercial automobile coverages through approximately 140 independent agencies. MIC exclusively offers workers' compensation insurance to businesses located in New Jersey.

                                 For the years ended December 31, 1997 and 1996, Mercer Mutual and its subsidiaries had consolidated revenues of $21.0 million and

                                 $23.7 million respectively, and net income of $2.2 million and $640,000, respectively. For the nine months ended September 30, 1998, Mercer Mutual and its subsidiaries had consolidated revenue of $19.3 million and net income of $2.0 million. At September 30, 1998, Mercer Mutual and its subsidiaries had consolidated assets of $76.7 million, total equity of $25.8 million and over 42,000 property and casualty policies in force.

                                 The principal strategies of the Company for the future are to:

                                 - Improve the mix of business by increasing
                                   commercial and casualty writings in order to enhance profitability and lessen the impact of property losses on overall results;

                                 - Geographically diversify its risk through
                                   acquisitions of other insurance companies in Pennsylvania and other jurisdictions, in order to reduce its overall exposure to weather-related property losses in its primary coverage area;

                                 - Attract and retain high-quality agencies
                                   having diverse customer bases in the
                                   Company's targeted growth markets within
                                   Pennsylvania and New Jersey, through
                                   increased marketing activities and the
                                   development and tailoring of commercial
                                   programs meeting the needs of their
                                   customers; and

                                 - Reduce its reliance on reinsurance by
                                   increasing the maximum exposure retained by the Insurance Companies on individual property and casualty risks, and thereby increase net premium volume.

                                 Management views the Conversion as a critical component of its strategic plan. The additional capital generated by the Conversion will permit the Insurance Companies to accelerate implementation of these strategies. The resulting holding company structure will also provide needed flexibility to achieve the Company's goals by permitting the Company to use its Common Stock or preferred stock to effect future acquisitions or raise additional capital. See "The Conversion -- Business Purposes."

THE CONVERSION................   Pursuant to the Plan, Mercer Mutual will (i)
                                 convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company, and (ii) simultaneously issue shares of its capital stock to the Company in exchange for a portion of the net proceeds from the sale of Common
                                 Stock in the Conversion. The Conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering which will not change the historical accounting basis of Mercer Mutual's financial statements.

BACKGROUND AND REASONS FOR THE
  CONVERSION..................   Mercer Mutual's exposure to severe weather
                                 conditions has been a major factor affecting its underwriting results since 1991. Operating results in 1994 and 1996 were adversely affected by severe winter storms in such years that were largely responsible for Mercer
                                 Mutual's $1.4 million net operating loss in 1994 and that reduced net income by $665,000 in 1996. In order to reduce the risk caused by this exposure, Mercer Mutual's strategic plan is expressly predicated upon geographically diversifying its business and improving capital strength. Increased capital would facilitate diversification of risk through acquisitions and would provide additional policyholder protection by increasing policyholder surplus.
                                 Since 1996, Mercer Mutual has considered various capital formation alternatives and has elected to proceed with the Conversion in accordance with the provisions of the Pennsylvania Insurance Company Mutual to Stock
                                 Conversion Act (the "Act"). On October 17,
                                 1997, the Board of Directors of Mercer Mutual unanimously adopted the Plan. An application with respect to the Conversion was filed by Mercer Mutual with the Pennsylvania Department on November 26, 1997 and notice of the filing and the opportunity to comment on and to request and receive a copy of the Plan was simultaneously mailed to all Eligible
                                 Policyholders as required by law. On June 5, 1998, the Pennsylvania Department held a public informational hearing regarding the Conversion.
                                 By orders dated October 20, 1998 (the
                                 "Orders"), the Plan was approved by the
                                 Pennsylvania Department and the Company
                                 received the approval of the Pennsylvania
                                 Department to acquire control of Mercer Mutual.
                                 The Plan is subject to the approval of the Eligible Policyholders at the Special Meeting.

ATTEMPT TO ACQUIRE MERCER
MUTUAL........................   On March 3, 1998, Mercer Mutual received an
                                 unsolicited offer from Franklin Mutual
                                 Insurance Company ("Franklin") to purchase from Mercer Mutual, upon the consummation of the Conversion, all of the to-be-issued capital stock of Mercer Mutual for a purchase price equal to the audited book value of Mercer
                                 Mutual at December 31, 1997. Mercer Mutual's
                                 Board of Directors unanimously rejected such offer. On April 3, 1998, Franklin reextended its offer to Mercer Mutual. Mercer Mutual's
                                 Board of Directors again unanimously rejected such offer. On both occasions, Mercer Mutual's
                                 Board of Directors determined that Franklin's offer was not in the best interests of Mercer
                                 Mutual and its policyholders and other
                                 constituents. See "Business -- Offer to Acquire
                                 Mercer Mutual."

LEGAL PROCEEDINGS.............   In May 1998, Franklin filed with the
                                 Pennsylvania Department a petition to intervene and request for a full adjudicatory hearing with respect to all proceedings of the Pennsylvania Department concerning Mercer
                                 Mutual's application for approval of the Plan.
                                 The Orders provide that, in approving the Plan, the Pennsylvania Department considered
                                 Franklin's petition to intervene and request for adjudicatory hearing as public comments, and not as formal pleadings because formal pleadings are not required or appropriate in the review of a proposed plan of conversion under the Act. On October 27, 1998, Franklin filed with the Pennsylvania Department an appeal of the Orders and a request for a full adjudicatory hearing. On November 6, 1998, the
                                 Pennsylvania Department rejected Franklin's appeal because the Pennsylvania Department had no jurisdiction to entertain such appeal. On
                                 November 9, 1998, Franklin filed a petition for review in the nature of an appeal with the Pennsylvania Commonwealth Court objecting to and requesting that such court reverse the Orders. Franklin's petition is still pending. See "Business -- Legal Proceedings" and "The Conversion -- Background and Reasons for the Conversion."

ORGANIZATION BEFORE AND AFTER
THE CONVERSION................   Set forth on page 5 of the Prospectus is an
                                 illustration of the organizational structure of the Insurance Companies before the Conversion and of the Company and the Insurance Companies after the Conversion.

STOCK PRICING AND NUMBER OF
SHARES TO BE ISSUED...........   Pennsylvania law requires that the aggregate
                                 purchase price of the Common Stock to be issued in the Conversion be consistent with an independent appraisal (the "Appraisal") of the estimated consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company following the Conversion. Alex Sheshunoff &
                                 Company ("Sheshunoff"), a firm experienced in corporate valuations, has performed the
                                 Appraisal and has determined that, as of December 28, 1998, the estimated pro forma market value of Mercer Mutual as a subsidiary of the Company ranged from $25.1 million to $33.9 million, with a midpoint of $29.5 million. The Company, in consultation with its advisors, has determined to offer the shares in the Conversion at the Purchase Price.

                                 The Appraisal is intended to be an estimate of the consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company, and is based on a review of internal projections, and a comparison of the consolidated financial condition and results of operations of Mercer Mutual to property and casualty insurance company averages and a peer group of representative publicly owned property and casualty insurance companies. The Appraisal is not intended, and must not be construed, as a recommendation of any kind by the Company, Mercer Mutual, Sandler O'Neill or Sheshunoff as to the advisability of purchasing Common Stock. In preparing the Appraisal, Sheshunoff has relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Company, and Sheshunoff did not independently verify the financial statements, projections and other information provided by the Company and Mercer Mutual, perform an independent analysis of the assumptions underlying the financial statements or projections or value independently the assets and liabilities of the Company and Mercer Mutual. The Appraisal considers the Company and Mercer Mutual as a going concern only and should not be considered as an indication of the liquidation value of the Company and Mercer Mutual.

                                 The Appraisal will be updated immediately prior to completion of the Offerings, and such updated Appraisal will be filed with the Securities and Exchange Commission pursuant to a post-effective amendment to the registration statement of which this prospectus is a part. If the value reflected in the updated Appraisal is within the Estimated Valuation Range, the Company will not notify subscribers of the updated Appraisal and the Conversion will be consummated.

                                 If participants in the Subscription Offering subscribe for 3,392,500 shares or more, the Company, as required by the Plan, will sell all

                                 3,392,500 shares offered hereby to participants in the Subscription Offering and will sell up to an additional 376,944 shares to the ESOP to satisfy its subscription in full. Shares will be allocated among participants in the Subscription Offering in accordance with the terms of the Plan and excess funds will be promptly returned to subscribers without interest. If participants in the Subscription Offering subscribe for at least 2,507,500 shares but less than 3,392,500 shares, then, as required by the Plan, the Company will sell to participants in the Subscription Offering the number of shares of Common Stock sufficient to satisfy their subscriptions in full. The Company, in its sole discretion, may accept subscriptions in the Community Offering and sell shares in the Syndicated Community Offering provided the total number of shares of Common Stock sold in the Conversion does not exceed 3,392,500 shares (excluding the shares sold to the ESOP). Any excess funds received in the Community Offering or the Syndicated Community Offering will be promptly returned to subscribers without interest after the completion of the Offerings. If participants in the Subscription Offering subscribe for fewer than 2,507,500 shares, then the Company will sell to participants in the Subscription Offering the number of shares of Common Stock sufficient to satisfy their subscriptions in full and will accept subscriptions in the Community Offering and/or sell shares in the Syndicated Community Offering in an amount sufficient to sell at least 2,507,500 shares in the aggregate. The Company, in its sole discretion, may accept additional subscriptions in the Community Offering and sell additional shares in the Syndicated Community Offering provided the total number of shares sold in the Conversion does not exceed 3,392,500 (excluding the shares sold to the ESOP). Any excess funds received in the Community Offering or the Syndicated Community Offering will be promptly returned to subscribers without interest after the completion of the Offerings. If the number of shares subscribed for in the Offerings is less than 2,507,500, then the Company will cancel the Offerings and all subscription funds will be returned promptly to subscribers without interest.

                                 If the value reflected in the updated Appraisal is not within the Estimated Valuation Range, the Company may terminate the Offerings. If in such event the Company proceeds with the Offerings, then the Company will deliver promptly to the subscribers an updated prospectus containing a description of the updated Appraisal. The Conversion Valuation Report containing the updated Appraisal will not be delivered to subscribers, but will be an exhibit to a post-effective amendment to the registration statement of which this prospectus is a part, and may be obtained through the Securities and Exchange Commission directly or accessed through its Internet website at http://www.sec.gov. See "Available
                                 Information." Subscribers will be given the opportunity to confirm or modify their orders. The funds of all subscribers who do not confirm or modify their orders will be returned promptly without interest. Subscription orders may not be withdrawn for any reason if the updated Appraisal is within the Estimated Valuation Range.

                                 There is a difference of approximately $8.9 million between the minimum and the maximum of the Estimated Valuation Range. Therefore, subscribers, in the aggregate and on a per share basis, may pay more for the Common Stock than the consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company. See "Risk Factors -- Adverse Impact of Broad Valuation Range and Its Use to Determine the Number of Shares of Common Stock Sold."

THE SUBSCRIPTION AND COMMUNITY
  OFFERINGS...................   The shares of Common Stock to be issued in the
                                 Conversion are being offered at a purchase price of $10.00 per share (the "Purchase
                                 Price") in the Subscription Offering pursuant to nontransferable subscription rights in the following order of priority: (i) Eligible
                                 Policyholders, (ii) the ESOP, and (iii)
                                 directors, officers and employees of Mercer
                                 Mutual. Subscription rights of directors, officers and employees of Mercer Mutual will be subordinated to subscription rights of Eligible
                                 Policyholders. Concurrently, and subject to the prior rights of holders of subscription rights, any shares of Common Stock not subscribed for in the Subscription Offering are being offered at the Purchase Price in the Community Offering to members of the general public. Preference will be given in the Community Offering to (i) natural persons and trusts of natural persons who are permanent residents of New Jersey and Pennsylvania (the "Local Community"), (ii) principals of Eligible Policyholders in the case of an Eligible Policyholder that is not a natural person, (iii) licensed insurance agencies that have been appointed by Mercer
                                 Mutual to market and distribute policies of insurance, and their owners, (iv) named insureds under policies of insurance issued by Mercer Mutual after October 17, 1997, and (v) providers of goods and services to, and identified by, Mercer Mutual. The Company reserves the absolute right to accept or reject any orders in the Community Offering, in whole or in part.

                                 Subscription rights will expire if not
                                 exercised by, and the Conversion Offerings will terminate at, 1:00 p.m., Eastern Standard Time on March 3, 1999, unless extended by the Company to a date no later than April 11, 1999 (the date and time of termination, including any extensions, shall be hereinafter referred to as the "Termination Date"). If the Company extends the Termination Date, it will given written notice of such extension to all subscribers on or before March 3, 1999, at which time each subscriber may withdraw or confirm his or her subscription by the extended Termination Date. If a Subscriber withdraws or does not confirm a subscription by the extended Termination Date, the subscriber's funds will be returned promptly without interest. In no event shall the extended Termination Date be later than April 11, 1999.

THE SYNDICATED COMMUNITY
OFFERING......................   If participants in the Conversion Offerings
                                 (excluding the ESOP) subscribe for fewer than 3,392,500 shares in the aggregate, the Company, in its sole discretion, may sell additional shares in the Syndicated Community Offering.
                                 All shares of Common Stock offered in the Syndicated Community Offering will be offered for sale at the Purchase Price to the general public on a best efforts basis through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill, acting as agent of the Company to assist the Company in the sale of Common
                                 Stock. The Syndicated Community Offering would be commenced as soon as practicable following the Termination Date, and must be completed within 45 days thereafter. The Company reserves the absolute right to reject orders, in whole or in part, in its sole discretion, in the Syndicated Community Offering. See "The
                                 Conversion -- Marketing and Underwriting
                                 Arrangements" and "-- Syndicated Community
                                 Offering."

PROSPECTUS DELIVERY AND
  PROCEDURE FOR PURCHASING
  SHARES......................   To ensure that each purchaser receives a
                                 prospectus at least 48 hours prior to the Termination Date in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no prospectus will be mailed later than five days prior to the Termination Date or hand delivered later than two days prior to such date. Stock Order
                                 Forms and Certification Forms will be
                                 distributed only with a prospectus. The Company is not obligated to accept for processing orders not submitted on Stock Order Forms and not accompanied by a Certification Form. Any person who desires to subscribe for shares of Common Stock in the Offerings must do so prior to the Termination Date by delivering to the Conversion Center by mail at P.O. Box 15,
                                 Pennington, New Jersey 08534-0015, or in person at the Company's principal executive offices located at 10 North Highway 31, Pennington, New
                                 Jersey 08534, a properly executed and completed
                                 Stock Order Form and Certification Form, together with full payment for all shares for which the subscription is made. A Stock Order
                                 Form and Certification Form will be included with each prospectus delivered to a prospective purchaser of Common Stock and no Stock Order
                                 Form or Certification Form will be delivered to a prospective purchaser unless accompanied by a prospectus or prior delivery of a prospectus can be verified. Payment for shares of Common
                                 Stock may be made by check or money order. All checks or money orders must be made payable to "Mercer Insurance Group, Inc." Subscriptions will be held in a separate escrow account at State Street Bank and Trust Company, N.A.. Such funds will not be released until the Conversion is completed or terminated. The Conversion will be completed or terminated no later than May
                                 26, 1999. If the number of shares subscribed for in the Offerings at the Purchase Price through May 26, 1999 is less than 2,507,500 shares, then the Company will cancel the Offerings on such date and all subscription funds will be returned promptly to subscribers without interest.

                                 All subscription rights under the Plan will expire on the Termination Date, whether or not the Company has been able to locate each person entitled to such subscription rights. ONCE TENDERED, ORDERS TO PURCHASE COMMON STOCK IN THE OFFERING CANNOT BE REVOKED. In the event of an oversubscription in the Subscription Offering, shares of Common Stock will be allocated among subscribing Eligible Policyholders, as follows. First, shares of Common Stock will be allocated among subscribing Eligible Policyholders so as to permit each such Eligible Policyholder, to the extent possible, to purchase the lesser of (i) 1,000 shares, or (ii) the number of shares for which such Eligible Policyholder has subscribed. Second, any shares of Common Stock remaining after such initial allocation will be allocated among the subscribing Eligible Policyholders whose subscriptions remain unsatisfied in the proportion in which the aggregate number of shares as to which each such Eligible Policyholder's subscription remains unsatisfied bears to the aggregate number of shares as to which all such Eligible Policyholders' subscriptions remain unsatisfied, provided, however, that no fractional shares of Common Stock will be issued. If, because of the magnitude of the oversubscription, shares of Common Stock cannot be allocated among subscribing Eligible Policyholders so as to permit each such Eligible Policyholder to purchase the lesser of 1,000 shares or the number of shares subscribed for, then shares of Common Stock will be allocated among the subscribing Eligible Policyholders in the proportion in which: (i) the aggregate number of shares subscribed for by each such Eligible Policyholder bears to
                                 (ii) the aggregate number of shares subscribed for by all Eligible Policyholders; provided, however, that no fractional shares of Common Stock shall be issued. For more information, please call the Conversion Center toll-free at 1-888-303-9085. See "The Conversion -- The Conversion Offerings," "-- Purchases in the Conversion Offerings" and "-- Marketing and Underwriting Arrangements."

PURCHASE LIMITATIONS..........   No person may purchase fewer than 25 shares in
                                 the Offerings. The ESOP may purchase up to an aggregate of 10% of the shares of Common Stock to be issued in the Conversion and is expected to do so. With the exception of the ESOP, no person (including Eligible Policyholders who elect to purchase stock in the Conversion), together with his or her associates or persons acting in concert with him or her, may purchase in the aggregate, more than 100,000 shares of Common Stock (4.0% of the shares to be issued in the Conversion at the Total Minimum of the Estimated Valuation Range). There are 42,178
                                 Eligible Policyholders. In the event that subscriptions by Eligible Policyholders for
                                 Common Stock exceed the maximum of the
                                 Estimated Valuation Range, the Company will be obligated under the Plan to sell to Eligible
                                 Policyholders 3,392,500 shares, which is the maximum number of shares offered hereby
                                 (excluding shares expected to be purchased by the ESOP), and shares of Common Stock would be allocated among Eligible Policyholders first, so as to permit each subscriber to purchase up to 1,000 shares (unless the magnitude of subscriptions does not permit such an allocation), and then in proportion to the respective amounts of shares for which they subscribed. If all Eligible Policyholders were to subscribe for 100,000 shares of Common Stock offered, then each Eligible Policyholder would receive only approximately 80 shares. The
                                 Company is unable to predict the number of Eligible Policyholders that may participate in the Subscription Offering.

PURCHASE OF COMMON STOCK BY
  MANAGEMENT..................   The directors and executive officers of the
                                 Company and Mercer Mutual, each of whom is an Eligible Policyholder, together with their associates, propose to purchase, in the aggregate, approximately 186,000 shares of
                                 Common Stock in the Conversion, which equals
                                 6.3% of the shares of Common Stock to be issued in the Conversion assuming an offering at the Total Midpoint of the Estimated Valuation Range
                                 (but excluding shares purchased by the ESOP).
                                 All such shares will be purchased by the directors and executive officers and their associates, if any, in the Subscription
                                 Offering and in their capacities as Eligible
                                 Policyholders. See "The Conversion -- Proposed
                                 Management Purchases."

BENEFITS TO MANAGEMENT........   Up to 10.9% of the net proceeds of the
                                 Offerings is expected to be used to fund the purchase by the ESOP of 10% of the shares of Common Stock sold in the Conversion. These shares will be awarded over a ten-year period to substantially all of Mercer Mutual's employees in exchange for their services rendered to Mercer Mutual. See "Use of
                                 Proceeds." Subject to shareholder approval, the Board of Directors of the Company also intends to adopt (i) a Management Recognition Plan (the
                                 "MRP") pursuant to which the Company intends to award to employees and directors of the Company, pursuant to awards which vest over a five-year period, up to 4% of the number of shares of Common Stock sold in the Conversion in exchange for their services rendered to Mercer Mutual, and (ii) a Stock Compensation
                                 Plan (the "Compensation Plan") pursuant to which the Company intends to grant options to purchase Common Stock (at its fair market value on the date of the option grant) to employees and directors of the Company, in an amount up to 10% of the number of shares of Common Stock sold in the Conversion. The Company intends to award shares under the MRP and to grant stock options under the Compensation Plan as soon as practicable after the approval of the MRP and the Compensation Plan by the Company's shareholders. The MRP and the Stock
                                 Compensation Plan must be approved by the Company's shareholders, and may be submitted to the shareholders for approval no sooner than six months after the consummation of the Conversion. No decisions concerning the number of shares to be awarded or options to be granted to any director or officer have been made at this time. See "Management of the Company -- Certain Benefit Plans and
                                 Agreements."

USE OF PROCEEDS...............   The amount of the net proceeds from the
                                 Offerings will depend upon the total number of shares sold and the expenses of the Conversion.
                                 As a result, the net proceeds from the
                                 Offerings cannot be determined until the Conversion is completed. The Company anticipates that net proceeds will be at least
                                 $23.0 million. See "Use of Proceeds" for the assumptions used to arrive at this estimate.

                                 Between 10.9% and 10.7% of the net proceeds retained by the Company will be used for a loan by the Company to the ESOP to enable it to purchase 10% of the shares of Common Stock issued in the Conversion. The loan will fund the entire purchase price of the shares purchased by the ESOP in the Conversion ($3.8 million at the Total Maximum of the Estimated Valuation Range plus the ESOP shares) and will be repaid principally from Mercer Mutual's contributions to the ESOP and from dividends payable on unallocated shares of Common Stock held by the ESOP. The Company has received Pennsylvania Department approval to contribute $5.0 million of net proceeds from the Offerings to Mercer Mutual in exchange for all of the capital stock of Mercer Mutual to be issued in the Conversion. Assuming net proceeds from the Offerings of between $23.0 million and $35.4 million and the implementation of the ESOP, the Company would retain between $15.5 million and $26.6 million after acquiring the stock of Mercer Mutual. These funds will be available for a variety of corporate purposes including, but not limited to, additional capital contributions to Mercer Mutual, future acquisitions within the property and casualty insurance industry, dividends to shareholders and future repurchases of Common Stock to the extent permitted by Pennsylvania law and the Pennsylvania Department. With the exception of the ESOP Loan and the capital contribution to Mercer Mutual, the Company currently has no specific plans, intentions, arrangements or understandings regarding any of the foregoing activities. See "Dividend Policy."

                                 The portion of the net proceeds contributed to Mercer Mutual will become part of Mercer Mutual's capital, thereby expanding underwriting capacity and permitting diversification of its business. Mercer Mutual may cause a portion of the net proceeds it receives from the Company to be contributed to MIC in connection with MIC's planned expansion of its New Jersey business beyond workers' compensation insurance to include the same types of insurance currently written by Mercer Mutual. See "Business -- Products."

NON-TRANSFERABILITY OF
  SUBSCRIPTION RIGHTS.........   The Plan provides that no person shall transfer
                                 or enter into any agreement or understanding to transfer the legal or beneficial ownership of subscription rights issued under the Plan or, prior to exercise of the subscription rights, the shares of Common Stock to be issued upon their exercise. Persons violating such prohibition will lose their right to purchase
                                 Common Stock in the Conversion. Each person exercising subscription rights will be required to certify that his or her purchase of Common
                                 Stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares.

MARKET FOR THE COMMON STOCK...   The Company has received approval to have the
                                 Common Stock quoted on the Nasdaq National
                                 Market under the symbol "MRCR," subject to completion of the Conversion. Sandler O'Neill has advised the Company that following the Conversion, it intends to make a market in the Common Stock, but it is under no obligation to do so. Prior to the Offerings, there was no public market for the Common Stock and there can be no assurance that an active and liquid trading market for the Common Stock will develop or that if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell their shares at or above the Purchase Price or that quotations will be available on the Nasdaq
                                 National Market as contemplated. See "Market for the Common Stock."

DIVIDENDS.....................   Declaration of dividends by the Board of
                                 Directors of the Company will depend on a number of factors, including the requirements of applicable law and the determination by the Board of Directors of the Company that the net income, capital and financial condition of the Company and the Insurance Companies, industry trends, general economic conditions and other factors justify the payment of dividends. In addition, the payment of dividends from Mercer
                                 Mutual to the Company and from the Company to its shareholders is subject to a number of regulatory conditions, including conditions imposed by the Pennsylvania Department in the Orders in connection with its approval of the Conversion. The Company has not yet determined whether it will pay dividends to its shareholders in the foreseeable future, and no assurance can be given that dividends will be permitted to be paid under the terms of the Orders or will ultimately be declared by the Board of Directors of the Company. See
                                 "Dividend Policy" and "Business -- Regulation."

ANTITAKEOVER PROVISIONS.......   The Articles of Incorporation and Bylaws of the
                                 Company, Pennsylvania statutory provisions and employee benefit arrangements, as well as certain other provisions of state and federal law, may have the effect of discouraging or preventing a non-negotiated change in control of the Company, as well as a proxy contest for control of the Board of Directors of the Company. For a detailed discussion of those provisions, see "Risk Factors -- Articles of
                                 Incorporation, Bylaw and Statutory Provisions that Could Discourage Hostile Acquisitions of
                                 Control," "Management -- Certain Benefit Plans and Agreements," "Certain Restrictions on
                                 Acquisition of the Company" and "Description of Capital Stock."

                                 MERCER MUTUAL
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for Mercer Mutual prior to the Conversion and should be read in conjunction with the Consolidated Financial Statements, and accompanying notes thereto and other financial information included elsewhere herein, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of income data for the year ended December 31, 1994 and the consolidated balance sheet data at December 31, 1995 are derived from the audited consolidated financial statements of Mercer Mutual and its subsidiaries not included in this Prospectus. The consolidated statement of income data for the year ended December 31, 1993 and for the nine months ended September 30, 1997 and 1998 and the consolidated balance sheet data at December 31, 1993 and 1994 and at September 30, 1997 and 1998 are derived from the unaudited consolidated financial statements of Mercer Mutual and its subsidiaries and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for such periods.

                                 MERCER MUTUAL
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                    ---------------------      ----------------------------------------------------------
                                       1998        1997           1997        1996       1995        1994        1993
                                    ----------    -------      ----------    -------    -------   ----------- -----------
                                         (UNAUDITED)                       (DOLLARS IN THOUSANDS)             (UNAUDITED)
Revenue Data:
Direct premiums written...........  $   22,977    $21,504      $   28,453    $24,958    $24,699     $24,355     $23,349
Net premiums written(1)(2)........      20,734     12,904          17,461     20,124     21,245      19,377      18,964
Statement of Income Data:
Net premiums earned...............      17,110     13,288          17,969     20,634     20,817      18,681      18,225
Net investment income.............       1,656      1,793           2,350      2,289      2,132       1,904       2,196
Net realized investment gains.....         368        483             589        596         53         277         509
Other income......................         124        144             173        155        161         166         159
                                    ----------    -------      ----------    -------    -------     -------     -------
        Total revenues............      19,258     15,708          21,081     23,674     23,163      21,028      21,089
                                    ----------    -------      ----------    -------    -------     -------     -------
Losses and Expenses:
  Losses and loss adjustment
    expenses(2)(3)................       8,739      8,038          10,594     14,801     13,296      14,107      11,631
  Other underwriting expenses.....       7,591      5,461           7,269      8,062      8,360       8,976       8,494
                                    ----------    -------      ----------    -------    -------     -------     -------
        Total expenses............      16,330     13,499          17,863     22,863     21,656      23,083      20,125
                                    ----------    -------      ----------    -------    -------     -------     -------
Income (loss) before federal
  income taxes....................       2,928      2,209           3,218        811      1,507      (2,055)        964
Federal income tax expense
  (benefit).......................         966        694           1,001        171        369        (681)        165
                                    ----------    -------      ----------    -------    -------     -------     -------
Net income (loss)(3)..............  $    1,962    $ 1,515      $    2,217    $   640    $ 1,138     $(1,374)    $   799
                                    ==========    =======      ==========    =======    =======     =======     =======
   Selected Balance Sheet Data
         (at period end):                                                                         (UNAUDITED) (UNAUDITED)
  Total investments and cash......  $   55,976    $47,443      $   48,506    $45,434    $44,022     $35,470     $40,414
  Total assets....................      76,719     73,258          74,085     74,074     77,523      71,750      71,110
  Total liabilities...............      50,883     51,312          50,849     54,792     58,560      57,547      53,469
  Total equity....................  $   25,836    $21,946      $   23,236    $19,282    $18,963     $14,202     $17,641
GAAP Ratios:
  Loss and loss adjustment expense
    ratio(3)(4)...................        51.1%      60.5%           58.9%      71.7%      63.9%       75.5%       63.8%
  Underwriting expense ratio(5)...        44.4%      41.1%           40.5%      39.1%      40.2%       48.0%       46.6%
  Combined ratio(6)...............        95.5%     101.6%           99.4%     110.8%     104.1%      123.5%      110.4%
Statutory Data:
  Statutory combined ratio........        92.2%     102.6%          102.1%     110.5%     103.0%      122.6%      110.7%
  Industry combined ratio(7)......       104.2%     101.0%          101.6%     105.9%     106.4%      108.4%      106.9%
  Statutory surplus...............  $   21,323    $19,034      $   20,132    $16,087    $14,938     $11,133     $12,979
  Ratio of statutory net written
    premiums to statutory
    surplus(8)....................        1.30x       .90x            .87x      1.25x      1.42x       1.74x       1.46x
Pro Forma Data(9):
  Net income......................  $    1,838                 $    2,051
  Net income per share of Common
    Stock.........................  $     0.80                 $     0.90
  Weighted average number of
    shares of Common Stock
    outstanding...................   2,291,228                  2,269,288

---------------
(1) The increase from September 30, 1997 to September 30, 1998 reflects the restructuring of Mercer Mutual's reinsurance programs during both years.

(2) The decrease from December 31, 1996 to December 31, 1997 reflects the termination, as of December 31, 1996, of Mercer Mutual's participation in a pooling arrangement with two other insurance companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Losses and loss adjustment expenses, net income and loss and loss expense ratios for the years ended December 31, 1994 and 1996 were adversely affected by the frequency and severity of weather-related

                                 MERCER MUTUAL
              SELECTED CONSOLIDATED FINANCIAL DATA -- (CONTINUED)

    property losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Calculated by dividing losses and loss adjustment expenses by net premiums earned.

(5) Calculated by dividing other underwriting expenses by net premiums earned.

(6) The sum of the Loss and Loss Adjustment Expense Ratio and the Underwriting Expense Ratio.

(7) As reported by A.M. Best Company, Inc., an independent insurance rating organization.

(8) Annualized for the periods ended September 30, 1997 and 1998.

(9) Information excerpted from unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1997 and the nine months ended September 30, 1998. See "Pro Forma Data."

                                  RISK FACTORS

     Before investing in the Common Stock offered hereby, prospective investors should carefully consider all of the information set forth in this prospectus and, in particular, the matters presented below.

POSSIBLE ADVERSE IMPACT OF CATASTROPHE AND NATURAL PERIL LOSSES ON FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In common with other property and casualty insurers, Mercer Mutual is subject to claims arising from catastrophes that may have a significant impact on its results of operations and financial condition. Mercer Mutual has experienced, and can be expected to experience in the future, catastrophe losses that may materially affect its financial condition and results of operations. Catastrophe losses can be caused by various events, including coastal storms, snow storms, ice storms, freezing, hurricanes, earthquakes, tornadoes, wind, hail and fires, and their incidence and severity are inherently unpredictable. The extent of net losses from catastrophes is a function of three factors: the total amount of insured exposure in the area affected by the event, the severity of the event and the amount of reinsurance coverage.

     Mercer Mutual's financial condition and results of operations also are affected periodically by losses caused by natural perils, regardless of whether such losses, because of their magnitude, qualify as "catastrophes" as classified by the Property Claims Service Division of American Insurance Services Group, Inc., an insurance industry body. Because of the geographic concentration of its business, Mercer Mutual may be more exposed to losses of this type than other property and casualty insurers. The blizzard of January 1996 that adversely affected Mercer Mutual's results of operations for 1996 is an example of a "catastrophe." A multiplicity of such events, all or some of which do not qualify as catastrophes, in the aggregate, may materially affect the Company's financial condition and results of operations, partly because losses from individual events may not permit recovery under Mercer Mutual's catastrophe reinsurance coverage. The frequency and severity of winter storms during 1994 that adversely affected Mercer Mutual's results of operations for such year is an example of this phenomenon. See "-- Geographic Concentration of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Reinsurance."

POSSIBLE ADVERSE IMPACT DUE TO GEOGRAPHIC CONCENTRATION OF BUSINESS

     All direct premiums written by Mercer Mutual are generated in New Jersey and Pennsylvania. For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, 99.3%, 99.1%, 98.7% and 98.5%, respectively, of Mercer Mutual's direct premiums written were derived from policies written in New Jersey. As such, Mercer Mutual has a significant exposure to weather-related property losses, as evidenced by severe winter storms in New Jersey that were largely responsible for Mercer Mutual's $1.4 million net loss for the year ended December 31, 1994 and that reduced net income by $665,000 in the year ended December 31, 1996. The revenues and profitability of Mercer Mutual could be significantly affected by legal and judicial trends and prevailing economic, regulatory, demographic and other conditions in New Jersey as well as the impact of catastrophe and natural peril losses in that state. See "-- Catastrophe and Natural Peril Losses."

POSSIBLE ADVERSE IMPACT OF LITIGATION

     On February 11, 1997, the affiliated companies of Old Guard Mutual Insurance Company, Old Guard Mutual Fire Insurance Company and Goschenhoppen-Home Mutual Insurance Company (the "Old Guard Companies") completed the first mutual to stock conversions under the Pennsylvania Insurance Company Mutual to Stock Conversion Act (the "Act"). Since such time, no other mutual to stock conversions similar to the Conversion have been completed under the Act. On January 7, 1997, a policyholder of one of the Old Guard Companies filed an action in the Commonwealth Court of Pennsylvania against the Pennsylvania Department, the Old Guard Companies and their holding company seeking, among other things, to have the court (1) declare the Act unconstitutional, and (2) direct the Pennsylvania Department to rescind its approval of the conversions (the "Old Guard Policyholder Action"). On July 21, 1997, the Old Guard Policyholder

Action was settled and the litigation terminated without any admissions of liability or lack of merit of the claims. Under the terms of this settlement,
(i) the Pennsylvania Department implemented certain additional procedures designed to ensure the dissemination of greater information and disclosure to policyholders and others; (ii) the Pennsylvania Department agreed to use certain defined criteria to evaluate whether a hearing should be held on a conversion plan; (iii) the parties mutually released each other from all claims relating to the Old Guard Policyholder Action; and (iv) no money or other consideration was paid by any party to the litigation to any other party to the litigation.

     On February 10, 1997, the Old Guard Companies and their holding company and each of their respective directors were served with an eleven count combination class action and derivative lawsuit, filed in the United States District Court for the Eastern District of Pennsylvania (the "Old Guard Class Action") challenging the constitutionality of the Act, and alleging violations of the Act and the breach by the directors of the Old Guard Companies of their fiduciary duties of care and loyalty. The suit seeks compensatory damages as may be allowed by law, a declaration that the plan of conversion violates the Act and the United States and Pennsylvania Constitutions and the rights of the plaintiffs thereunder, and other relief. The holding company for the Old Guard Companies has stated in its filings under the Exchange Act that the Old Guard Companies and their directors believe they have meritorious defenses to the action and intend to defend this action vigorously. The Old Guard Class Action is still pending.

     The Pennsylvania Department has stated that it believes the Act is constitutional. The Company and Mercer Mutual, based on the advice of their counsel, believe that it is unlikely that any litigation challenging the constitutionality of the Act would be successful principally because of (i) the existence of court decisions that have consistently upheld the constitutionality of a very similar federal statutory provision providing for the conversion to stock form of mutual savings and loan associations, pursuant to which over 1,000 mutual to stock conversions have been completed to date, and (ii) a court decision upholding the constitutionality of a similar Pennsylvania statutory provision providing for the conversion to stock form of a Pennsylvania mutual savings bank. However, because of the recent passage of the Act in December 1995 and the settlement of the Old Guard Policyholder Action, no legal precedent exists directly governing the determination of the claims made in the Old Guard Class Action.

     In May 1998, Franklin Mutual Insurance Company ("Franklin") filed with the Pennsylvania Department a petition to intervene and request for a full adjudicatory hearing with respect to all proceedings of the Pennsylvania Department concerning Mercer Mutual's application for approval of the Plan. The Orders provide that, in approving the Plan, the Pennsylvania Department considered Franklin's petition to intervene and request for adjudicatory hearing as public comments, and not as formal pleadings because formal pleadings are not required or appropriate in the review of a proposed plan of conversion under the Act. On October 27, 1998, Franklin filed with the Pennsylvania Department an appeal of the Orders and a request for a full adjudicatory hearing. On November 6, 1998, the Pennsylvania Department rejected Franklin's appeal because the Pennsylvania Department had no jurisdiction to entertain such appeal. On November 9, 1998, Franklin filed a petition for review in the nature of an appeal with the Pennsylvania Commonwealth Court objecting to and requesting that such court reverse the Orders (the "Franklin Action"). Such petition is still pending. See "-- Requirement for Policyholder Approval," "Business -- Offer to Acquire Mercer Mutual" and "-- Legal Proceedings" and "The
Conversion -- Background and Reasons for the Conversion."

     No assurance can be given that the Company or Mercer Mutual will ultimately prevail in the Franklin Action or in any other litigation that may be commenced relating to the Conversion. In addition, no assurance can be given that the Franklin Action, the commencement of any other litigation or the risks associated therewith would not result in less than the minimum number of shares of Common Stock being sold, in which case the Conversion would not be consummated, or that only the minimum number of shares of Common Stock will be sold, resulting in a sale of Common Stock at the lower end of the Estimated Valuation Range and reduced net proceeds therefrom.

     Mercer Mutual's directors and officers liability insurance policy may not cover losses, damages, liabilities, and attorneys' fees and other expenses resulting from any claims made against its directors and officers arising as a result of the Conversion (collectively, "Director and Officer Liabilities"). Mercer Mutual intends to indemnify and hold harmless its directors and officers from and against all Director and Officer Liabilities to the fullest extent permitted by law. Even if Mercer Mutual is successful on the merits defending its directors and officers against any such claims, the attorneys' fees and expenses incurred in such a defense could be material.

     If (i) the Act, or any portion of the Act, is declared unconstitutional,
(ii) the Orders are reversed by the Commonwealth Court or (iii) the Conversion is otherwise declared by a court to be invalid, and the Conversion has yet to be completed, then the Company would cancel the Offerings and all subscription funds would be returned to subscribers promptly without interest. If, however, the Conversion is completed before one of such events occurs, the remedy a court would grant is uncertain, and is subject to the court's broad discretion. Relief could be applied on a prospective basis only or on a retroactive basis. No prediction can be made concerning the remedy a court would fashion in such an event. However, in the event of any litigation challenging the validity of the Conversion, two possibilities include:

     - A requirement that the Company pay all purchasers of Common Stock, (i) the aggregate Purchase Price paid, plus interest, or (ii) the market value of the Common Stock sold in the Conversion, less any proceeds received by such purchaser from a subsequent sale of such Common Stock; or

     - The Company could be required to distribute to policyholders of Mercer Mutual all or a portion of the surplus of Mercer Mutual as of the date of the Conversion (statutory surplus as of September 30, 1998 was $21.3 million). Such distribution could be required to be made in cash, Common Stock or other debt or equity securities. Any required distribution of Common Stock or other equity securities would materially dilute the interests of existing holders of the Common Stock.

No assurance can be given that the Company would have sufficient funds, or the capacity to borrow sufficient funds, to honor any of its obligations under any remedy imposed by a court in any litigation. In such event, the Company could be forced to seek the protection of the bankruptcy laws and Mercer Mutual could be deemed insolvent and seized by the Pennsylvania Department. In addition, any litigation could have a material adverse impact on the market price of the Common Stock during the pendency of the litigation and an adverse determination of such litigation would have such a material adverse effect.

POSSIBLE ADVERSE IMPACT OF BROAD VALUATION RANGE AND ITS USE TO DETERMINE THE NUMBER OF SHARES OF COMMON STOCK SOLD

     If the value set forth in the final updated Appraisal is within the Estimated Valuation Range, the Conversion can be completed and the Company can sell between 2,507,500 and 3,392,500 shares of Common Stock. There is a difference of approximately $8.9 million between the minimum and the maximum of the Estimated Valuation Range. As a result, the percentage interest in the Company that a subscriber for a fixed number of shares of Common Stock will have is approximately 26% smaller if 3,392,500 shares are sold than if 2,507,500 shares are sold. Furthermore, as a result of this broad range, the final updated Appraisal may estimate a consolidated pro forma market value for Mercer Mutual as a subsidiary of the Company that is materially more or less than the aggregate dollar amount of subscriptions received by the Company. Subscribers will not receive a refund or have any right to withdraw subscriptions if the updated Appraisal estimates a consolidated pro forma market value that is within the Estimated Valuation Range, but is less than the aggregate dollar amount of subscriptions received by the Company. Therefore, subscribers, in the aggregate and on a per share basis, may pay materially more for the Common Stock than the estimated consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company. Accordingly, no assurance can be given that the market price for the Common Stock immediately following the Conversion will equal or exceed the Purchase Price.

POSSIBLE ADVERSE IMPACT OF NEW JERSEY TAX LAWS

     Prior to the Redomestication, Mercer Mutual, as a New Jersey-domiciled insurance company, paid an annual tax to New Jersey in an amount equal to 2.1% of 12.5% of the total net direct premiums collected by Mercer Mutual on all policies of insurance wherever issued and an annual tax to Pennsylvania in an amount equal to 2.0% of the total net direct premiums collected by Mercer Mutual on all policies of insurance issued to policyholders located in Pennsylvania. For the year ended December 31, 1997, Mercer Mutual has calculated expenses of approximately $72,000 and $7,000 for amounts due to New Jersey and Pennsylvania, respectively, pursuant to such taxes. New Jersey has a statutory retaliatory tax provision that, because Mercer Mutual is now a Pennsylvania-domiciled insurance company, could be interpreted to require Mercer Mutual to pay, for all or a portion of 1997 and for all future years, a tax to New Jersey equal to 2.0% of the total net direct premiums collected by Mercer Mutual on all policies of insurance issued to policyholders located in New Jersey. If such interpretation is correct, Mercer Mutual would be required to pay substantially more in taxes to New Jersey than it has in the past, which would have a material adverse effect on the results of operations of Mercer Mutual. Under this interpretation, if the Redomestication had occurred on January 1, 1997, Mercer Mutual would have been required to pay approximately $542,000 in taxes to New Jersey for the year ended December 31, 1997, $469,000 more than the amount which has been calculated as due for such year.

     No assurance can be given that the New Jersey taxing authorities will not interpret such retaliatory tax provision in a manner adverse to Mercer Mutual, and that if so, they would not seek to enforce such retaliatory tax provision against Mercer Mutual. If enforcement is sought, Mercer Mutual would likely challenge such enforcement before the appropriate administrative and judicial authorities, but no assurance can be given that Mercer Mutual would be successful in such a challenge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Conversion and Redomestication on the Company's Future Financial Condition and Results of Operations -- State Taxes."

POSSIBLE SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS

     The operating results of property and casualty insurers are subject to significant fluctuation due to a number of factors, including extreme weather conditions and natural disasters, regulation, competition, judicial trends, changes in the investment and interest rate environment and general economic conditions. The Company's operating results may also be affected by changes in the supply of, and the pricing for, property and casualty insurance and reinsurance, which historically have been highly cyclical. The unpredictability of claims experience and the competitive nature of the property and casualty insurance industry has contributed historically to significant quarter-to-quarter and year-to-year fluctuations in the underwriting results and net earnings of Mercer Mutual. Because of these and other factors, historic results of operations may not be indicative of future operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE ADVERSE IMPACT OF INADEQUATE LOSS RESERVES ON FINANCIAL CONDITION AND RESULTS OF OPERATION

     Mercer Mutual is required to maintain reserves to cover its estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred. Reserves are estimates involving actuarial and statistical projections at a given time of what Mercer Mutual expects to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other variable factors, such as inflation. Mercer Mutual's overall reserve practice provides for ongoing claims evaluation and adjustment (if necessary) based on the development of related data and other relevant information pertaining to such claims. Loss and LAE reserves, including reserves for claims that have been incurred but not yet reported, are adjusted no less frequently than quarterly. The uncertainties of estimating insurance reserves are greater for certain types of property and casualty insurance lines written by the Insurance Companies, particularly workers' compensation and other liability coverages, because a longer period of time may elapse before a definitive determination of ultimate liability may be made and because of the changing judicial and political climates relating to these types of claims.

     Management believes that Mercer Mutual's reserves for losses and loss adjustment expenses are adequate and are in accordance with generally accepted actuarial principles and practices. However, the establishment of appropriate loss and loss adjustment expense reserves is an inherently uncertain process and there can be no assurance that ultimate losses will not exceed Mercer Mutual's loss reserves. To the extent that reserves prove to be inadequate in the future, Mercer Mutual would have to increase reserves which would adversely affect earnings in the period such reserves are increased and could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Loss and LAE Reserves."

POSSIBLE ADVERSE OR INADEQUATE IMPACT OF GEOGRAPHIC DIVERSIFICATION STRATEGY

     The Company intends to pursue a strategy of growth through the attraction of new agencies in Pennsylvania and the acquisition of other insurance companies in Pennsylvania and other jurisdictions. The success of the Company's growth strategy will depend largely upon its ability to attract new agencies and successfully market to them, and to identify suitable acquisition candidates and effect acquisitions at a reasonable cost. No assurance can be given that the Company will be successful in implementing its growth strategy. Moreover, this growth strategy may present special risks, such as the risk that Mercer Mutual will not efficiently integrate an acquisition with present operations, the risk of dilution of book value and earnings per share of the Common Stock as a result of an acquisition, the risk that the Company and Mercer Mutual will not be able to attract and retain qualified personnel needed for expanded operations, and the risk that internal monitoring and control systems may prove inadequate. Purchasers of Common Stock should also be aware that the Company, in many instances, may be able to make an acquisition without shareholder approval.

HIGHLY COMPETITIVE NATURE OF INSURANCE INDUSTRY

     The property and casualty insurance market is highly competitive. Competition is based on many factors, including perceived financial strength of the insurer, premiums charged, policy terms and conditions, service, reputation and experience. Mercer Mutual competes with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Certain of these competitors have substantially greater financial, technical and operating resources than Mercer Mutual. Many of the lines of insurance written by Mercer Mutual are subject to significant price competition. Some companies may offer insurance at lower premium rates through the use of salaried personnel or other methods, rather than the use of agents paid on a commission basis as Mercer Mutual does. See "Business -- Competition."

POSSIBLE ADVERSE IMPACT OF CHANGE IN A.M. BEST RATING

     Ratings assigned by A.M. Best Company, Inc. ("A.M. Best") are an important factor influencing the competitive position of insurance companies. A.M. Best ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors. As such, the Insurance Companies' A.M. Best rating should not be relied upon as a basis for an investment decision to purchase the Common Stock. A.M. Best affirmed an "A-" (Excellent) rating (its fourth highest out of 15 rating categories) for the Insurance Companies as a group in 1998 based on year-end 1997 financial data.

     A.M. Best stated in its report that due to the Insurance Companies' significant catastrophe exposure, their results continue to be heavily influenced by weather related events. This catastrophe exposure results from the geographic concentration of the Insurance Companies' business. As a geographically concentrated insurer, the Insurance Companies are susceptible to a weather-related event such as a windstorm, a hurricane, hail, a tornado, freezing temperatures or other extraordinary event. In fact, Mercer Mutual's exposure to severe weather conditions has been a major factor affecting its underwriting results since 1991. See "-- Possible Adverse Impact Due to Geographic Concentration of Business." A.M. Best stated further that as the Insurance Companies continue to penetrate the commercial market, they will be subject to such market's increasingly competitive environment. See "-- Highly Competitive Nature of Insurance Industry" and "Business -- Strategy." Therefore, there can be no assurance that the Insurance Companies will be able to maintain their current A.M. Best rating.

     Management believes that the Insurance Companies' business is sensitive to ratings and that a rating downgrade may affect their ability to underwrite new business. As a result, if the Insurance Companies were to experience a rating downgrade, the independent agents that sell the Insurance Companies' products could be inclined to place their customers with higher-rated insurance carriers, which could have a material adverse effect on the Company's business and results of operations.

     Management met with A.M. Best personnel in February 1997 and September 1998 to discuss the measures the Insurance Companies are implementing to reduce the risk caused by their exposure to severe weather conditions and preserve their A.M. Best Rating. These measures include an increase in the rates charged for homeowners insurance, the termination of their relationships with unprofitable agencies, decreasing their catastrophe exposure by improving the Insurance Companies' mix of business through an increase in commercial and casualty writings, the planned geographic diversification of business through the acquisition of other insurance companies, and the planned improvement of capital strength through the Conversion and the Offerings. Each of these measures is in various stages of implementation. See "Business -- A.M. Best Rating."

RELIANCE ON KEY AGENCIES AND PRODUCT LINES

     For the nine months ended September 30, 1998 and the year ended December 31, 1997, the Insurance Companies' largest agency accounted for approximately 7.6% and 7.3%, respectively, of the Insurance Companies' direct premiums written, and generated approximately $1.7 million and $2.1 million, respectively, in premium revenue for the Insurance Companies. For the nine months ended September 30, 1998 and the year ended December 31, 1997, the Insurance Companies' 10 largest agencies accounted for 31.0% and 26.8%, respectively, of direct premiums written. A significant decrease in business from, or the loss of, its largest agency or several of its other large agencies would have a material adverse effect on the Company. Furthermore, the Insurance Companies' largest agency has written a significant portion of its business with religious institutions using a specialized multi-peril policy specially designed by Mercer Mutual for this market segment. See
"Business -- Products -- Commercial Multi-Peril Products -- Religious Institutions." Decisions by such institutions to discontinue certain coverages or to emphasize certain coverages over others, and any inability of Mercer Mutual to offer such coverages at a price satisfactory to such institutions may have a material adverse effect on the Company.

POSSIBLE ADVERSE IMPACT OF REGULATORY CHANGES

     The Insurance Companies are subject to substantial regulation by government agencies in the states in which they do business. Such regulation usually includes (i) regulating premium rates, policy forms, and lines of business, (ii) setting minimum capital and surplus requirements, (iii) imposing guaranty fund assessments and requiring residual market participation, (iv) licensing companies and agents, (v) approving accounting methods and methods of setting loss and expense reserves, (vi) setting requirements for and limiting the types and amounts of investments, (vii) establishing requirements for the filing of annual statements and other financial reports, (viii) conducting periodic statutory examinations of the affairs of insurance companies, (ix) approving proposed changes in control, (x) limiting the amount of dividends that may be paid without prior notice or approval, (xi) regulating transactions with affiliates, and (xii) regulating trade practices and market conduct. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors. The insurance regulatory structure has been subject to increased scrutiny in recent years by federal and state legislative bodies and state regulatory authorities.

     In 1990, the National Association of Insurance Commissioners (the "NAIC") began an accreditation program to ensure that states have adequate procedures in place for effective insurance regulation, especially with respect to financial solvency. The accreditation program requires that a state meet specific minimum standards in over five regulatory areas to be considered for accreditation. The accreditation program is an ongoing process and once accredited, a state must enact any new or modified standards approved by the NAIC within two years following adoption. As of September 30, 1998, Pennsylvania and New Jersey, the states in which Mercer Mutual and MIC, respectively, are domiciled, were accredited.

     The NAIC has adopted risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify weakly capitalized companies. The RBC requirements provide for four different levels of regulatory attention in the event of noncompliance with required capital levels, which range from a requirement to file a corrective plan of action to mandatory seizure. Neither of the

Insurance Companies has ever failed to meet the required levels of capital. There can be no assurance, however, that the capital requirements applicable to the respective businesses of the Insurance Companies will not increase in the future, or that the Insurance Companies will continue to meet these requirements.

     The NAIC has also developed a set of eleven financial ratios, referred to as the Insurance Regulatory Information System ("IRIS"), for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the eleven IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratios fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. During the years ended December 31, 1995 and 1996, each of the Insurance Companies reported two ratios outside the acceptable range for certain IRIS tests. However, neither of the Insurance Companies had four or more IRIS ratios outside the acceptable range and, to their knowledge, neither of the Insurance Companies is subject to increased regulatory scrutiny. During the year ended December 31, 1997, neither Insurance Company reported any ratio outside the acceptable IRIS range. See "Business -- Regulation."

     No assurance can be given that future legislation or regulatory changes will not adversely affect the business and results of operations of the Insurance Companies. See "Business -- Regulation."

     Adverse legislative and regulatory activity constraining the Insurance Companies' ability to price adequately workers' compensation and other insurance coverages may occur in the future. In recent years, insurers have been under pressure from regulators, legislatures and special interest groups to reduce, freeze or set workers' compensation insurance rates at levels that may not correspond with current underlying costs. Any such required rate levels could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE UPON DIVIDENDS FROM INSURANCE COMPANIES

     Because the operations of the Company following the Conversion will be conducted through the Insurance Companies, after the Company deploys the net proceeds of the Offerings, it will be dependent upon dividends and other payments from Mercer Mutual for funds to meet its obligations. The Pennsylvania Department's approval of the Conversion is subject to, among other things, the condition that for a period of three years following the Conversion, Mercer Mutual may not declare or pay any dividend to the Company without the Pennsylvania Department's prior approval. In addition, state law regulates the distribution of dividends and other payments by Mercer Mutual to the Company and by MIC to Mercer Mutual. Such restrictions or any subsequently imposed restrictions may in the future affect the Company's ability to pay debt, expenses and cash dividends. See "Dividend Policy" and "Business -- Regulation."

AVAILABILITY AND ADEQUACY OF REINSURANCE

     The Insurance Companies' insurance operations rely on the use of reinsurance arrangements to limit and manage the amount of risk retained, to stabilize underwriting results and increase underwriting capacity. The availability and cost of reinsurance are subject to prevailing market conditions and may vary significantly over time. No assurance can be given that reinsurance will continue to be available to the Insurance Companies in the future at commercially reasonable rates. While the Insurance Companies seek to obtain reinsurance with coverage limits that they believe are appropriate for the risk exposures assumed, there can be no assurance that losses experienced by the Insurance Companies will be within the coverage limits of their reinsurance treaties and facultative arrangements. During 1997 and 1998, the Company has reduced its reliance on reinsurance by increasing the maximum exposure retained by the Insurance Companies on individual property and casualty risks. The Company may further increase such maximum exposure in the future. The Company will rely, in part, on the additional capital raised in the Conversion to protect itself in the event of individual property losses up to the increased maximum exposure amounts under its reinsurance agreements. The Company's maximum exposure will be adjusted by the Company from time to time based on the amount of capital raised in the Conversion, the Company's evaluation of its ability to incur multiple losses without a corresponding material adverse effect on its future financial condition and results of operations, and negotiations with its reinsurers.

     The decrease in reinsurance will increase the Company's risk of loss. The Insurance Companies also are subject to credit risk with respect to their reinsurers because the ceding of risk to reinsurers does not relieve the Insurance Companies of their liability to insureds. The insolvency or inability of any reinsurer to meet its obligations may have a material adverse effect on the business and results of operations of the Company. See
"Business -- Strategy" and "-- Reinsurance."

RELIANCE ON EXISTING MANAGEMENT

     The operations of the Company and the Insurance Companies are largely dependent on existing management. The loss to the Company or the Insurance Companies of one or more of their existing executive officers could have a material adverse effect on the Company's business and results of operations. The Company and Mercer Mutual have entered into employment agreements with four of their five executive officers, including their chief executive officer and chief operating and chief financial officer. See "Management of the Company -- Executive Officers" and "-- Certain Benefit Plans and Agreements."

POTENTIAL BENEFITS OF CONVERSION TO MANAGEMENT AND IMPACT OF PURCHASES BY MANAGEMENT AND STOCK BENEFIT PLANS

     It is currently expected that directors and executive officers of the Insurance Companies and their associates will subscribe for approximately 186,000 shares of the Common Stock to be issued in the Conversion, or 7.4% thereof at the Total Minimum of the Estimated Valuation Range, and that the ESOP will purchase 10% of the shares to be issued in the Conversion. In addition, following the Conversion, and subject to shareholder approval, the Company intends to implement the MRP and the Compensation Plan. At the Total Minimum, Total Midpoint and Total Maximum, assuming that all options that may be granted under the Compensation Plan are granted and exercised, such persons would receive under the MRP and the Stock Compensation Plan, in the aggregate, 351,050, 413,000 and 474,950 shares, respectively, or in each case, 12.7% of the Common Stock issued in the Conversion and outstanding after such issuance and exercise. In addition to the possible financial benefits under the ESOP, MRP and Compensation Plan, management could benefit from certain statutory and regulatory provisions, as well as certain provisions in the Company's Articles of Incorporation and Bylaws, that may tend to promote the continuity of existing management and discourage certain acquisition proposals.

     As a result of the foregoing, management could acquire a substantial interest in the Company and, if each member of management were to act consistently with each other, could have significant influence over the outcome of the election of directors and any other shareholder vote, especially a vote on matters requiring the approval of 80% of the outstanding Common Stock, such as certain business combinations. Management might thus have the power to authorize actions that may be viewed as contrary to the best interests of non-affiliated holders of Common Stock and might have substantial power to block actions that such holders may deem to be in their best interests. See "Pro Forma Data," "Management -- Certain Benefit Plans and Agreements," "The
Conversion -- Proposed Management Purchases," and "Certain Restrictions on Acquisition of the Company."

REQUIREMENT FOR POLICYHOLDER APPROVAL

     The Conversion is contingent upon the approval of the Plan by the Eligible Policyholders. Approval of the Plan will require the affirmative vote, either in person or by proxy, of at least two-thirds of the votes cast by the Eligible Policyholders. Each Eligible Policyholder is entitled to one vote. The Special Meeting has been scheduled for March 3, 1999 for the purpose of considering and voting on the Plan. Mercer Mutual's Board of Directors is unanimously recommending to the Eligible Policyholders that they vote in favor of the Plan.

     On March 3, 1998, Mercer Mutual received an unsolicited offer from Franklin, an Eligible Policyholder, to purchase from Mercer Mutual, upon the consummation of the Conversion, all of the to-be-issued capital stock of Mercer Mutual for a purchase price equal to the audited book value of Mercer Mutual at December 31, 1997 under generally accepted accounting principles. Mercer Mutual's Board of Directors unanimously rejected such offer. See
"Business -- Offer to Acquire Mercer Mutual."

     Franklin has requested and received access to Mercer Mutual's list of all Eligible Policyholders for the purpose of communicating with Eligible Policyholders concerning the Plan. Mercer Mutual had opposed such request on the basis that Franklin's intended purposes for requesting a list of Eligible Policyholders were (i) to solicit opposition to the Plan so that the Conversion would not be approved by the Eligible Policyholders and Mercer Mutual, a competitor of Franklin, would not be able to complete the Conversion and become a stronger competitor, and (ii) to use the list to make an offer for the stock of Mercer Mutual that violates applicable insurance holding company laws. Franklin also could use the list to communicate and market Franklin and its insurance products directly to Mercer Mutual's policyholders. However, a Pennsylvania court ordered Mercer Mutual to deliver the policyholder list to a third party mailer designated by Franklin. The mailer will mail Franklin's communications to Mercer Mutual policyholders but is prohibited from disclosing the list to Franklin or any other person.

     Franklin has already mailed several communications to Mercer Mutual policyholders and has indicated to Mercer Mutual that it intends to solicit proxies in opposition to the Plan. Mercer Mutual will actively solicit proxies in favor of the Plan. If, however, as a result of Franklin's efforts in opposition to the Plan or otherwise, the Eligible Policyholders fail to approve the Plan at the Special Meeting, the Company will cancel the Offerings and all subscription funds will be returned promptly to subscribers without interest. In such event, Mercer Mutual would maintain and continue its existence as an independent property and casualty insurance company.

RISK OF DELAYED OFFERING

     The Company and Mercer Mutual expect to complete the Conversion within the time periods indicated in this Prospectus. Nevertheless, it is possible, although not anticipated, that adverse market, economic or regulatory conditions, delays in obtaining the required policyholder approval of the Plan caused by Franklin or otherwise, or other factors could significantly delay the completion of the Conversion and result in increased Conversion costs or in changes in the Estimated Valuation Range. The Conversion Offerings could be extended to April 11, 1999. The Company will have 45 days after the completion of the Conversion Offerings to complete the Conversion. If the Conversion is not completed within such 45-day period, or in any event by May 26, 1999, the Offerings will be terminated and all funds held will be promptly returned without interest. See "The Conversion -- The Conversion Offerings" and
"-- Purchases in the Conversion Offerings."

DILUTIVE EFFECT OF STOCK OPTIONS AND MRP

     The Compensation Plan and the MRP will be subject to shareholder approval at the Company's first annual meeting of shareholders to be held after the Conversion. The Company anticipates that, if approved, these plans would be implemented as soon as practicable after such meeting. Because the shares of Common Stock issued pursuant to the exercise of options granted under the Compensation Plan would consist of newly issued shares, upon the exercise of options granted under the Compensation Plan, the interests of existing shareholders would be diluted. The total number of shares that could be issued pursuant to the exercise of options granted under the Compensation Plan would be an amount equal to 10% of the Common Stock issued in the Conversion. In addition, in lieu of purchasing shares of Common Stock for the MRP in the open market, the Company may issue authorized but unissued shares of Common Stock to the MRP. The total number of shares that could be issued to the MRP would be an amount equal to 4% of the Common Stock issued in the Conversion. Such newly issued shares would dilute the interests of existing shareholders. See
"-- Potential Benefits of Conversion to Management and Impact of Purchases by Management and Stock Benefit Plans," "Pro Forma Data" and "Management -- Certain Benefit Plans and Agreements -- Stock Compensation Plan" and "-- Management Recognition Plan."

ARTICLES OF INCORPORATION, BYLAW AND STATUTORY PROVISIONS THAT COULD DISCOURAGE HOSTILE ACQUISITIONS OF THE COMPANY

     The Company's Articles of Incorporation and Bylaws contain certain provisions that may have the effect of discouraging a non-negotiated tender or exchange offer for the Common Stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of Common Stock or the removal of the Company's management, all of which certain shareholders might deem to be in their best interests. These provisions include, among other things (i) the classification of the terms of the members of the Board of Directors, (ii) supermajority provisions for the approval of certain business combinations and the amendment of the Articles of Incorporation or Bylaws of the Company, (iii) elimination of cumulative voting in the election of directors, and (iv) restrictions on the voting of the Company's equity securities by any individual, entity or group owning more than 10% of the Common Stock. The provisions in the Company's Articles of Incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on voting of the Company's equity securities provide that the supermajority voting requirements and voting restrictions do not apply to business combinations and acquisitions of Common Stock meeting specified Board of Directors' approval requirements. The Articles of Incorporation also authorize the issuance of 5,000,000 shares of preferred stock as well as additional shares of Common Stock. Under certain circumstances, these shares or rights to acquire these shares could be issued at any time without shareholder approval on terms or in circumstances that could deter a future takeover attempt.

     In addition, the Pennsylvania Business Corporation Law (the "Pennsylvania BCL") provides for certain restrictions on the acquisition of the Company, and Pennsylvania law contains various restrictions on acquisitions of control of insurance holding companies.

     The Articles of Incorporation, Bylaw and statutory provisions, as well as certain other provisions of state and federal law, may have the effect of discouraging or preventing a future takeover attempt not supported by the Company's Board of Directors in which shareholders of the Company otherwise might receive a substantial premium for their shares over then-current market prices. For a detailed discussion of those provisions, see
"Management -- Certain Benefit Plans and Agreements," "Certain Restrictions on Acquisition of the Company," "Certain Anti-Takeover Provisions in the Articles of Incorporation and Bylaws" and "Description of Capital Stock."

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

     If the subscription rights granted to Eligible Policyholders are deemed to have an ascertainable value, receipt of such rights could result in taxable gain to those Eligible Policyholders who receive or exercise the subscription rights, in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. Mercer Mutual has been advised by Sheshunoff that the subscription rights granted to Eligible Policyholders have no value. However, Sheshunoff's conclusion is not binding on the Internal Revenue Service ("IRS"). See "The Conversion -- Effects of Conversion on Policyholders" and "-- Tax Effects."

ABSENCE OF PRIOR MARKET FOR THE COMMON STOCK

     The Company has never issued capital stock, and consequently there is no established market for the Common Stock. The Company has received approval to have the Common Stock quoted on the Nasdaq National Market under the symbol "MRCR," subject to completion of the Conversion. However, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if one develops, it will continue, nor is there any assurance that persons purchasing Common Stock will be able to sell the Common Stock at or above the Purchase Price. See "Market for the Common Stock."

                                USE OF PROCEEDS

     The Company has received Pennsylvania Department approval to contribute $5.0 million of net proceeds from the Offerings to Mercer Mutual in exchange for all of its capital stock. The Company will retain the balance of the net proceeds, from which it will fund a loan to the ESOP in the amount necessary to purchase 10% of the shares of Common Stock sold in the Offerings (the "ESOP Loan"). The amount of the ESOP Loan may range from $2.5 million to $3.8 million based on a sale of 250,750 shares to the ESOP (at the Total Minimum) and 376,944 shares to the ESOP (at the Total Maximum plus the shares sold to the ESOP), respectively, at the Purchase Price. It is anticipated that the ESOP Loan will have a ten year term with interest payable at the prime rate as published in The Wall Street Journal on the closing date of the Conversion. The ESOP Loan will be repaid principally from Mercer Mutual's contributions to the ESOP and from any dividends paid on the unallocated shares of Common Stock held by the ESOP. See "Management of the Company -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."

     On a short-term basis, the remaining net proceeds retained by the Company will be invested primarily in U.S. government securities and other federal agency securities. The net proceeds retained by the Company will be available for a variety of corporate purposes, including additional capital contributions, future acquisitions and diversification of business, and dividends to shareholders. The Company also may use a portion of the net proceeds of the Offerings to fund the purchase by the MRP, if implemented, in the open market of all or a portion of the shares of Common Stock to be acquired by the MRP. Implementation of the MRP requires shareholder approval, which is expected to be sought at the first annual meeting of shareholders to be held no earlier than six months following the Conversion. See "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

     The net proceeds used to acquire the stock of Mercer Mutual will become part of Mercer Mutual's capital, thereby expanding underwriting capacity and permitting diversification of its business. Mercer Mutual may contribute a portion of the net proceeds it receives from the Company to MIC in connection with MIC's planned expansion of its New Jersey business to include the same types of insurance currently written by Mercer Mutual. Any payment of dividends by Mercer Mutual to the Company and by MIC to Mercer Mutual will be limited by state regulatory restrictions on capital distributions. Further, the Orders require the approval of the Pennsylvania Department prior to the payment of any dividends by Mercer Mutual to the Company or by the Company to its shareholders, during the three year period following the Conversion. See "Business -- Regulation."

     With the exception of the ESOP Loan, the capital contributions to Mercer Mutual and possibly to MIC, and the possible funding of the MRP, the Company and Mercer Mutual currently have no specific plans, arrangements or understandings regarding the use of the net proceeds from the Offerings. See "Dividend Policy" and "Management of the Company -- Certain Benefit Plans and
Agreements -- Employee Stock Ownership Plan" and "-- Management Recognition
Plan."

     The amount of proceeds from the sale of Common Stock in the Offerings will depend upon the total number of shares actually sold, the relative percentages of Common Stock sold in the Subscription, Community and Syndicated Community Offerings and the actual expenses of the Conversion. As a result, the net proceeds from the sale of Common Stock cannot be determined until the Conversion is completed. Set forth below are the estimated net proceeds to the Company, assuming the sale of Common Stock at the Total Minimum, Total Midpoint and Total Maximum, and at the Total Maximum plus the shares to be issued to the ESOP, based upon the following assumptions: (i) shares of Common Stock will be sold as follows: (a)(1) 10% of the shares will be sold to the ESOP and (2) 186,000 shares will be sold to the directors, officers and employees of the Company and Mercer Mutual, with respect to which no commission will be paid to Sandler O'Neill and (b) the remaining shares will be sold to Eligible Policyholders and the community with respect to which the Company will pay a 2.0% commission to Sandler O'Neill; (ii) the purchase of the shares sold to the ESOP will be financed with the proceeds of the ESOP Loan from the Company; and (iii) other Conversion expenses, not including sales commissions, will be approximately $1.6 million. The foregoing assumption that all shares will be purchased in the Subscription Offerings is illustrative only and is based upon one (and the only) recent comparable transaction. Actual expenses may vary from those estimated.

                                                                                          TOTAL
                                              TOTAL          TOTAL         TOTAL       MAXIMUM OF
                                            MINIMUM OF    MIDPOINT OF    MAXIMUM OF     3,392,500
                                            2,507,500      2,950,000     3,392,500      SHARES AT
                                            SHARES AT      SHARES AT     SHARES AT     $10.00 PER
                                              $10.00        $10.00         $10.00      SHARE PLUS
                                            PER SHARE      PER SHARE     PER SHARE     ESOP SHARES
                                            ----------    -----------    ----------    -----------
                                                               (IN THOUSANDS)
Gross proceeds of Offerings...............   $25,075        $29,500       $33,925        $37,694
  Less estimated expenses, including
     underwriting fees....................    (2,070)        (2,150)       (2,229)        (2,297)
                                             -------        -------       -------        -------
Estimated net proceeds....................    23,005         27,350        31,696         35,397
Less:
  Common Stock to be acquired by ESOP.....    (2,508)        (2,950)       (3,393)        (3,769)
                                             -------        -------       -------        -------
Estimated net proceeds, as adjusted(1)....   $20,497        $24,400       $28,303        $31,628
                                             =======        =======       =======        =======

---------------

(1) Does not include any adjustment for the portion of the estimated net proceeds of the Offerings which may be used to fund the purchase by the MRP, if implemented, of shares of Common Stock in the open market because (i) the implementation of the MRP is subject to shareholder approval, (ii) any such implementation would not occur until at least six months after the consummation of the Conversion and, therefore, the Company is unable to predict with any certainty the market price of the Common Stock at that time, (iii) the Company may fund a portion of the costs of such purchase from its cash flow, and (iv) the Company may issue new shares directly to the MRP in lieu of purchasing shares in the open market.

                                DIVIDEND POLICY

     Payment of dividends on the Common Stock is subject to determination and declaration by the Company's Board of Directors. Any dividend policy of the Company will depend upon the financial condition, results of operations and future prospects of the Company. In addition, the Orders prohibit the Company from declaring or paying any dividends during the three years following the Conversion, unless such dividends are approved by the Pennsylvania Department. At present, the Company has not made any determination as to whether it intends to pay dividends to its shareholders in the foreseeable future. There can be no assurance that dividends will be paid or, if approved by the Department and paid initially, that they will continue to be paid in the future. In addition, because the Company initially will have no significant source of income other than dividends from Mercer Mutual and earnings from the repayment of the ESOP Loan and the investment of the net proceeds of the Conversion retained by the Company, the payment of dividends by the Company will depend significantly upon receipt of dividends from Mercer Mutual. The Orders prohibit Mercer Mutual from declaring or paying any dividends during the three years following the Conversion, unless such dividends are approved by the Pennsylvania Department. No assurance can be given that the Pennsylvania Department will approve the declaration or payment by Mercer Mutual of any dividends to the Company. See "Business -- Regulation."

     Except as described above, the Company is not subject to regulatory restrictions on the payment of dividends to shareholders. The Company is subject to the requirements of the Pennsylvania BCL, which generally permits dividends or distributions to be paid as long as, after making the dividend or distribution, the Company will be able to pay its debts in the ordinary course of business and the Company's total assets will exceed its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of holders of stock with senior liquidation rights if the Company were to be dissolved at the time the dividend or distribution is paid.

                          MARKET FOR THE COMMON STOCK

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MRCR," subject to the completion of the Conversion.

     The Company has never issued any capital stock. Consequently, there is no established market for the Common Stock. The development of a public market having the desirable characteristics of depth, liquidity and orderliness, however, depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the Common Stock will develop, or if one develops, that it will continue. Sandler O'Neill has advised the Company that it intends to make a market in the Common Stock following the Conversion, but it is under no obligation to do so. One of the requirements for continued quotation of the Common Stock on the Nasdaq National Market is that there be at least two market makers for the Common Stock. There can be no assurance that there will be two or more market makers for the Common Stock. Furthermore, there can be no assurance that purchasers will be able to resell their shares of Common Stock at or above the Purchase Price, or that quotations will be available on the Nasdaq National Market, as contemplated.

                                 CAPITALIZATION

     The following table sets forth information regarding the consolidated historical capitalization of Mercer Mutual and its subsidiaries at September 30, 1998 and the pro forma consolidated capitalization of the Company giving effect to the sale of Common Stock at the Total Minimum, Total Midpoint and Total Maximum of the Estimated Valuation Range, and at the Total Maximum of the Estimated Valuation Range plus the shares to be issued to the ESOP in an amount equalling 10% of the shares issued in the Conversion, based upon the assumptions set forth under "Use of Proceeds." For additional financial information regarding Mercer Mutual, see the Consolidated Financial Statements and related Notes appearing elsewhere herein. Depending on market and financial conditions, the total number of shares to be issued in the Conversion will range from 2,507,500 shares to 3,769,444 shares. See "Use of Proceeds" and "The
Conversion -- Stock Pricing and Number of Shares to be Issued."

                                                            PRO FORMA CONSOLIDATED CAPITALIZATION OF THE
                                                                    COMPANY BASED ON THE SALE OF
                                                          -------------------------------------------------
                                          HISTORICAL                                             3,392,500
                                         CONSOLIDATED                                            SHARES AT
                                        CAPITALIZATION                                             $10.00
                                          OF MERCER       2,507,500    2,950,000    3,392,500       PER
                                          MUTUAL AT       SHARES AT    SHARES AT    SHARES AT    SHARE PLUS
                                        SEPTEMBER 30,      $10.00       $10.00       $10.00         ESOP
                                             1998         PER SHARE    PER SHARE    PER SHARE      SHARES
                                        --------------    ---------    ---------    ---------    ----------
                                                                  (IN THOUSANDS)
Long term debt........................          --             --           --           --            --
Shareholders' equity(1):
  Preferred stock, authorized
     5,000,000 shares; 0 shares
     outstanding......................          --             --           --           --            --
  Common stock, no par value per
     share: authorized -- 15,000,000
     shares; shares to be
     outstanding -- as shown(2).......          --         23,005       27,350       31,696        35,397
  Retained earnings...................      22,655         22,655       22,655       22,655        22,655
  Unrealized gains....................       3,181          3,181        3,181        3,181         3,181
Less:
  Common stock to be acquired by
     ESOP(3)..........................          --         (2,508)      (2,950)      (3,393)       (3,769)
                                            ------         ------       ------       ------        ------
          Total(4)....................      25,836         46,333       50,236       54,139        57,464
                                            ======         ======       ======       ======        ======

---------------
(1) Pro forma shareholders' equity is not intended to represent the fair market value of the Common Stock, the net fair market value of the Company's assets and liabilities or the amounts, if any, that would be available for distribution to shareholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Conversion and by other factors.

(2) Does not reflect additional shares of Common Stock that could be purchased pursuant to the Compensation Plan, if implemented, under which directors, executive officers and other employees of the Company would be granted options to purchase an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion (250,750, 295,000, 339,250 and 376,944
    shares at the Total Minimum, Total Midpoint, Total Maximum and Total Maximum plus ESOP shares, respectively). Implementation of the Compensation Plan requires shareholder approval, which is expected to be sought at the first annual meeting of shareholders to be held no earlier than six months following the Conversion. See "Risk Factors -- Dilutive Effect of Stock Options" and "Management of the Company -- Certain Benefit Plans and Agreements -- Stock Compensation Plan."

(3) Assumes that 10% of the shares of Common Stock to be sold in the Conversion are purchased by the ESOP, and that the funds used to purchase such shares are borrowed from the Company. Under GAAP, the aggregate Purchase Price of shares of Common Stock to be purchased by the ESOP in the Offerings represents unearned compensation and is, accordingly, reflected as a reduction of capital. As the ESOP Loan is repaid, shares are released and allocated to ESOP participants' accounts, and a corresponding reduction in the charge against capital will occur. See "Pro Forma Data" and "Management of the Company -- Certain Benefit Plans and
    Agreements -- Employee Stock Ownership Plan."

(4) Does not reflect any adjustments to shareholders' equity that would result from the implementation of the MRP because (i) of the total shares of Common Stock to be acquired by the MRP, an undetermined portion may be newly issued shares and an undetermined portion may be purchased in the open market, each of which methods and amounts would have different and varying effects on the Company's shareholders' equity, (ii) the implementation of the MRP is subject to shareholder approval, (iii) any such implementation would not occur until at least six months after the consummation of the Conversion and, therefore, the Company is unable to predict with any certainty the market price of the Common Stock at that time, and (iv) the Company may fund a portion of the costs of any open-market purchase of shares from its then current cash flow. See "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

                                 PRO FORMA DATA

     The following pro forma condensed consolidated balance sheet as of September 30, 1998 gives effect to the Conversion and implementation of the ESOP as if they had occurred as of September 30, 1998 and assumes that 2,507,500 shares of Common Stock (the minimum number of such shares required to be sold) are sold in the Subscription Offering. The following pro forma condensed consolidated statements of income for the year ended December 31, 1997 and the nine months ended September 30, 1998 present consolidated operating results for Mercer Mutual and its subsidiaries as if the Conversion and implementation of the ESOP had occurred as of January 1, 1997. Pursuant to the Plan, Mercer Mutual will convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company and simultaneously issue shares of its capital stock to the Company in exchange for a portion of the net proceeds from the sale of Common Stock in the Offerings. The Conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering which will not change the historical accounting basis of Mercer Mutual's consolidated financial statements. Completion of the Conversion is contingent on the sale of a minimum of 2,507,500 shares of Common Stock. If less than 2,507,500 shares of Common Stock are subscribed for in the Conversion Offerings, the remaining shares, up to a maximum of 3,392,500 shares (not including shares sold to the ESOP), will be offered in the Syndicated Community Offering.

     The unaudited pro forma information does not purport to represent what Mercer Mutual's consolidated financial position or results of operations actually would have been had the Conversion and implementation of the ESOP occurred on the dates indicated, or to project Mercer Mutual's consolidated financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that Mercer Mutual believes are factually supportable and reasonable under the circumstances. The unaudited pro forma consolidated financial information should be read in conjunction with the accompanying notes thereto, and the other consolidated financial information pertaining to Mercer Mutual included elsewhere in this Prospectus.

     The pro forma adjustments and pro forma consolidated amounts are provided for informational purposes only. Mercer Mutual's consolidated financial statements will reflect the effects of the Conversion and implementation of the ESOP only from the dates such events occur.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998

                                                        HISTORICAL                       PRO FORMA
                                                       CONSOLIDATED    ADJUSTMENTS    CONSOLIDATED(4)
                                                       ------------    -----------    ---------------
                                                                       (IN THOUSANDS)
ASSETS
Investments:
  Fixed income securities............................    $36,074         $20,497(1)       $56,571
  Equity securities..................................     12,867                           12,867
                                                         -------         -------          -------
  Total investments..................................     48,941          20,497           69,438
Cash and cash equivalents............................      7,035                            7,035
Receivables..........................................     12,985                           12,985
Prepaid reinsurance premiums.........................        479                              479
Deferred policy acquisition costs, and other
  assets.............................................      7,279                            7,279
                                                         -------         -------          -------
Total assets.........................................    $76,719         $20,497          $97,216
                                                         =======         =======          =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Losses and loss adjustment expenses................    $$30,331                         $30,331
  Unearned premiums..................................     15,780                           15,780
  Other liabilities..................................      4,772                            4,772
                                                         -------         -------          -------
  Total liabilities..................................     50,883               0           50,883
Shareholders' equity:
  Common stock.......................................         --          23,005           23,005
  Unearned Employee Stock Ownership Plan
     compensation....................................         --          (2,508)(2)       (2,508)
  Retained earnings..................................     22,655                           22,655
  Accumulated other comprehensive income.............
  Unrealized gains in investments net of deferred
     income taxes....................................      3,181                            3,181
                                                         -------         -------          -------
Total shareholders' equity...........................     25,836          20,497(3)        46,333
                                                         -------         -------          -------
Total liabilities and stockholders' equity...........    $76,719         $20,497          $97,216
                                                         =======         =======          =======

  See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance
                                     Sheet

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) The pro forma adjustment to reflect the Conversion is as follows (in thousands):

Issuance of 2,507,500 shares at $10/share...................    $25,075
Estimated conversion expenses...............................     (2,070)
                                                                -------
Net proceeds from Conversion................................    $23,005
                                                                =======
Less: Common Stock to be purchased by ESOP..................     (2,508)
                                                                -------
Net investable proceeds.....................................    $20,497
                                                                =======

(2) Upon completion of the Conversion, the Company will implement an ESOP for the benefit of participating employees. The ESOP will borrow funds from the Company in an amount sufficient to purchase 10% of the Common Stock issued in the Conversion or $2,508. The ESOP Loan will bear interest at a per annum rate equal to the prime rate as published in The Wall Street Journal on the closing date of the Conversion, which rate is currently 7.75%. The ESOP Loan will require monthly principal payments of approximately $21 for a term of ten years. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. Mercer Mutual intends to make contributions to the ESOP at least equal to the principal and interest requirement of the ESOP Loan. As the ESOP Loan is repaid, shareholders' equity will be increased. Mercer Mutual's payment of amounts due under the ESOP Loan is based upon equal installments of principal over a 10-year period, assuming a combined federal and state income tax rate of 34.0%. Interest income earned by the Company on the ESOP Loan offsets the interest paid by Mercer Mutual on the ESOP Loan. The ESOP expense reflects adoption of Statement of Position 93-6, which will require recognition of expense based upon shares committed to be allocated under the ESOP, and the exclusion of unallocated shares from earnings per share computations. The valuation of shares committed to be allocated under the ESOP, would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the Purchase Price. See "Management of the Company -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."

(3) Does not reflect the proposed implementation of the MRP, which is subject to shareholder approval and, therefore, is not "factually supportable," within the meaning of the Securities and Exchange Commission's rules and regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Conversion on the Company's Future Financial Condition and Results of Operations," and "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

(4) The unaudited pro forma condensed consolidated balance sheet, as prepared, gives effect to the sale of Common Stock at the Total Minimum of the Estimated Valuation Range based upon the assumptions set forth under "Use of Proceeds." The following table provides a comparison between the sale of Common Stock at the Total Minimum and Total Maximum of the Estimated Valuation Range and at the Total Maximum of the Estimated Valuation Range plus shares issued to the ESOP in the amount equal to 10% of the shares issued in the Conversion.

                                                                                     TOTAL
                                                                                    MAXIMUM
                                                               TOTAL      TOTAL      PLUS
                                                              MINIMUM    MAXIMUM     ESOP
                                                              -------    -------    -------
Net proceeds from Conversion................................  $23,005    $31,696    $35,397
Common Stock to be acquired by ESOP.........................  $2,508     $3,393     $ 3,769

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      HISTORICAL       PRO FORMA          PRO FORMA
                                                     CONSOLIDATED    ADJUSTMENTS(1)    CONSOLIDATED(5)
                                                     ------------    --------------    ---------------
Revenue:
  Net premiums earned..............................    $17,969                           $   17,969
  Investment income, net of expenses...............      2,350                                2,350
  Net realized investment gains....................        589                                  589
  Other revenue....................................        173                                  173
                                                       -------           -----           ----------
          Total revenue............................     21,081               0               21,081
                                                       -------           -----           ----------
Expenses:
  Losses and loss adjustment expenses..............     10,594                               10,594
  Amortization of deferred policy acquisition
     costs.........................................      4,706                                4,706
  Operating expenses...............................      2,563             251(2)             2,814
                                                       -------           -----           ----------
          Total expenses...........................     17,863             251(3)            18,114
                                                       -------           -----           ----------
Income before taxes................................      3,218            (251)               2,967
Income taxes.......................................      1,001             (85)(4)              916
                                                       -------           -----           ----------
Net income.........................................    $ 2,217           $(166)          $    2,051
                                                       =======           =====           ==========
Earnings per share data:
          Net income per share of Common Stock.....                                      $     0.90
          Weighted average number of shares of
            Common Stock outstanding...............                                       2,269,288(6)

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement
                                   of Income.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   HISTORICAL       PRO FORMA             PRO FORMA
                                                  CONSOLIDATED    ADJUSTMENTS(1)       CONSOLIDATED(5)
                                                  ------------    --------------       ---------------
Revenue:
  Net premiums earned...........................    $17,110                              $   17,110
  Investment income, net of expenses............      1,656                                   1,656
  Net realized investment gains.................        368                                     368
  Other revenue.................................        124                                     124
                                                    -------           -----              ----------
          Total revenue.........................     19,258               0                  19,258
                                                    -------           -----              ----------
Expenses:
  Losses and loss adjustment expenses...........      8,739                                   8,739
  Amortization of deferred policy acquisition
     costs......................................      4,836                                   4,836
  Operating expenses............................      2,755             188(2)(3)             2,943
                                                    -------           -----              ----------
          Total expenses........................     16,330             188                  16,518
                                                    -------           -----              ----------
Income before taxes.............................      2,928            (188)                  2,740
Income taxes....................................        966             (64)(4)                 902
                                                    -------           -----              ----------
Net income......................................    $ 1,962           $(124)             $    1,838
                                                    =======           =====              ==========
Earnings per share data:
  Net income per share of Common Stock..........                                         $     0.80
  Weighted average number of shares of
     Common Stock outstanding...................                                          2,291,228(6)

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement
                                   of Income.

                          NOTES TO UNAUDITED PRO FORMA
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(1) Does not reflect any income from the investment of net investable proceeds assumed to be received as of January 1, 1997, as such income is not "factually supportable" as that term is used in the Securities and Exchange Commission's rules and regulations. On a short-term basis, such proceeds will be invested primarily in U.S. government securities and other federal agency securities. The average of the three-month U.S. Treasury bill rate in effect on each of December 31, 1996, March 31, 1997, June 30, 1997 and September 30, 1997 was 5.14% per
annum. If such proceeds were invested at 5.14% for the year ended December 31, 1997 and the nine months ended September 30, 1998, pro forma net income (after tax), as reported herein, would have increased by $695 and $521 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, and pro forma net income per share, as reported herein, would have increased by $0.31 and $0.23, respectively.

(2) Pro forma adjustment to recognize compensation expense under ESOP for shares of Common Stock committed to be released to participants as the principal balance of the ESOP Loan is repaid. Interest income earned by the Company on the ESOP Loan offsets the interest expense paid by Mercer Mutual under the ESOP Loan at the assumed rate of 7.75% for 10 years. Therefore, no pro forma adjustment is required with respect to the interest paid on the ESOP Loan.

(3) Does not reflect compensation expense associated with the grant of shares which may be awarded under the MRP, as implementation of the MRP is subject to shareholder approval and, therefore, is not "factually supportable," within the meaning of the Securities and Exchange Commission's rules and regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effect of Conversion on the Company's Financial Condition and Results of Operations," and "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

(4) Adjustment to reflect the federal income tax effects of (2) above.

(5) The unaudited pro forma condensed consolidated statements of income, as prepared, give effect to the sale of Common Stock at the Total Minimum of the Estimated Valuation Range based upon the assumptions set forth under "Use of Proceeds." The following table provides a comparison between the sale of Common Stock at the Total Minimum and Total Maximum of the Estimated Valuation Range.

                                                 DECEMBER 31, 1997           SEPTEMBER 30, 1998
                                              ------------------------    ------------------------
                                               MINIMUM       MAXIMUM       MINIMUM       MAXIMUM
                                              ----------    ----------    ----------    ----------
Compensation expense........................  $      251    $      339    $      188    $      254
Net income..................................  $    2,051    $    1,993    $    1,838    $    1,734
Net income per share of Common Stock........  $     0.90    $     0.65    $     0.80    $     0.56
Weighted average number of shares of Common
  Stock outstanding.........................   2,269,288     3,070,213     2,291,228     3,099,897

(6) Calculation of weighted average number of shares outstanding:

                                         TOTAL SHARES    LESS: UNALLOCATED      SHARES       WEIGHTED
                                            ISSUED          ESOP SHARES       OUTSTANDING     AVERAGE
                                         ------------    -----------------    -----------    ---------
January 1, 1997........................   2,507,500          (250,750)         2,256,750            --
Shares allocated.......................          --            25,075             25,075            --
                                          ---------          --------          ---------     ---------
December 31, 1997......................   2,507,500          (225,675)         2,281,825     2,269,288
Shares allocated.......................          --            18,806             18,806            --
                                          ---------          --------          ---------     ---------
September 30, 1998.....................   2,507,500          (206,869)         2,300,631     2,291,228
                                          =========          ========          =========     =========

     ESOP shares are allocated evenly to plan participants throughout each of the periods and therefore the weighted average number of shares outstanding is determined by adding beginning of period and end of period shares outstanding and dividing by two.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company has only recently been formed and, accordingly, has no results of operations. As a result, this discussion relates to the financial condition and results of operations of Mercer Mutual and its subsidiaries on a consolidated basis.

     The Insurance Companies underwrite property and casualty insurance, including homeowners, commercial multi-peril, general liability and other lines of business, in New Jersey and Pennsylvania. The Insurance Companies market their products through independent agencies. Historically, due to the concentration of the Insurance Companies' business in New Jersey, the Insurance Companies' results have been influenced by weather-related property losses in that state. These results have also been influenced by other factors affecting the property and casualty insurance industry in general, such as competition, catastrophic events, regulation, general economic conditions and changes in the investment environment.

     This analysis of Mercer Mutual's consolidated financial condition and results of operations, as well as the selected financial data set forth in the table below, should be read in conjunction with Mercer Mutual's Consolidated Financial Statements and the other financial data regarding Mercer Mutual found elsewhere in this Prospectus. The discussion covers Mercer Mutual's consolidated financial condition and results of operations for the nine months ended September 30, 1997 and 1998 and the three years ended December 31, 1997. Mercer Mutual's fiscal year ends on December 31, and reference herein to a particular year means, unless otherwise stated, the fiscal year ended on December 31 of that year. For an explanation of certain terms used in this discussion and analysis that are commonly used in the insurance industry, see the "Glossary to Selected Insurance Terms."

                          MERCER INSURANCE GROUP, INC.
                         MD & A SELECTED FINANCIAL DATA

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,
                                       (UNAUDITED)                          YEAR ENDED DECEMBER 31,
                              -----------------------------   ----------------------------------------------------
                                          %                               %                      %
                               1998     CHANGE       1997      1997     CHANGE       1996     CHANGE        1995
                              -------   ------      -------   -------   ------      -------   -------      -------
                                                                 (IN THOUSANDS)
Revenue Data:
  Direct premiums written...  $22,977     6.8%      $21,504   $28,453    14.0%      $24,958       1.0%     $24,699
  Assumed premiums
     written................      500    17.4%          426       547   (89.1)%       5,013     (51.3)%     10,287
  Ceded premiums written....    2,743   (69.6)%       9,026    11,539    17.2%        9,847     (28.3)%     13,741
                              -------               -------   -------               -------                -------
  Net premiums written......   20,734    60.7%       12,904    17,461   (13.2)%      20,124      (5.3)%     21,245
  Change in unearned
     premiums...............   (3,624)                  384       508                   510                   (428)
                              -------               -------   -------               -------                -------
  Net premiums earned.......   17,110    28.8%       13,288    17,969   (12.9)%      20,634      (0.9)%     20,817
  Net investment income.....    1,656    (7.6)%       1,793     2,350     2.7%        2,289       7.4%       2,132
  Net realized investment
     gains..................      368   (23.8)%         483       589    (1.2)%         596   1,024.5%          53
  Other income..............      124   (13.9)%         144       173    11.6%          155      (3.7)%        161
                              -------               -------   -------               -------                -------
          Total revenue.....   19,258    22.6%       15,708    21,081   (11.0)%      23,674       2.2%      23,163
                              -------               -------   -------               -------                -------
Losses and expenses:
  Loss and loss adjustment
     expenses...............    8,739     8.7%        8,038    10,594   (28.4)%      14,801      11.3%      13,296
  Other underwriting
     expenses...............    7,591    39.0%        5,461     7,269    (9.8)%       8,062      (3.6)%      8,360
                              -------               -------   -------               -------                -------
          Total expenses....   16,330    21.0%       13,499    17,863   (21.9)%      22,863       5.6%      21,656
                              -------               -------   -------               -------                -------
Income before federal income
  taxes.....................    2,928    32.5%        2,209     3,218   296.8%          811     (46.2)%      1,507
Federal income tax
  expenses..................      966    39.2%          694     1,001   485.4%          171     (53.7)%        369
                              -------               -------   -------               -------                -------
Net income..................  $ 1,962    29.5%      $ 1,515   $ 2,217   246.4%      $   640     (43.8)%    $ 1,138
                              =======               =======   =======               =======                =======
Loss and loss adjustment
  expense ratio.............     51.1%                 60.5%     58.9%                 71.7%                  63.9%
Expense ratio...............     44.4%                 41.1%     40.5%                 39.1%                  40.2%
Combined ratio..............     95.5%                101.6%     99.4%                110.8%                 104.1%

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

     Premiums -- Direct premiums written for the nine months ended September 30, 1998 increased by $1.5 million or 6.8%, as compared to the same period in 1997, reflecting Mercer Mutual's strategic decision to increase its commercial business. Commercial lines premiums increased by $1.5 million, or 17.0%, for the nine months ended September 30, 1998 over the comparable prior period. The increase in commercial lines writings reflects the continued success of recently introduced commercial programs such as the religious institution program and the commercial automobile program. Commercial lines now represent nearly 50% of the total direct writings of Mercer Mutual. The effect on direct premiums written caused by the increase in direct commercial writings was slightly offset by a decrease in personal lines writings of $67,000.

     Assumed premiums written increased by $74,000 or 17.4%, reflecting Mercer Mutual's share of increasing residual market facilities. Certain residual markets in which Mercer Mutual must participate, as directed by statute, have grown in recent years thereby increasing Mercer Mutual's dollar participation.

     Ceded premiums written decreased $6.3 million, or 69.6%, for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997, reflecting changes in Mercer Mutual's reinsurance programs during both periods. Effective January 1, 1998, Mercer Mutual converted its reinsurance program to one that is predominantly an excess of loss program, and also increased its retention levels. As a result, there have been significant reductions in premiums ceded to outside reinsurers. Ceded premiums for the nine months ended September 30, 1997 included approximately $1.3 million of additional ceded premiums attributable to the introduction of a new quota share reinsurance program for the homeowners business (the "Homeowners Quota Share Program") at January 1, 1997. See "Business -- Reinsurance" for a description of Mercer Mutual's reinsurance programs. Also see "Risk Factors -- Availability and Adequacy of Reinsurance."

     Net premiums written increased $7.8 million or 60.7%, to $20.7 million for the nine months ended September 30, 1998 from the nine months ended September 30, 1997. For the same comparative period, net premiums earned increased by $3.8 million, or 28.8%, to $17.1 million. The increases in net premiums written and net premiums earned for the nine months ended September 30, 1998 are attributable to the increase in direct commercial writings and the restructuring of the reinsurance program discussed above.

     Net Investment Income -- Net investment income decreased $137,000, or 7.6%, to $1.7 million for the nine months ended September 30, 1998, as compared to the same period in 1997. This decrease was partly due to a slight decrease in the yield on fixed income securities, which was 6.34% for the nine months ended September 30, 1998 compared to 6.69% for the same period in 1997. In addition, investment income from equity securities decreased by $22,000 for the nine months ended September 30, 1998 compared to the same period in 1997.

     Net Realized Investment Gains -- Net realized investment gains decreased by $115,000 for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997.

     Underwriting Results -- For the nine months ended September 30, 1998, Mercer Mutual had an underwriting gain of $780,000 and a combined ratio of 95.5%, compared to an underwriting loss of $211,000 and a combined ratio of 101.6% for the nine months ended September 30, 1997. The improvement in underwriting results reflects the low claim volume for 1998, due in part to the lack of severe weather conditions during 1998, and the restructuring of its reinsurance program.

     Losses and Loss Adjustment Expenses -- Net losses and loss adjustment expenses incurred increased by $701,000, or 8.7%, to $8.7 million for the nine months ended September 30, 1998 from the same period in 1997. Despite such increase, loss and loss adjustment expenses were 51.1% of net premiums earned for the nine months ended September 30, 1998 compared to 60.5% for the nine months ended September 30, 1997. The favorable ratio for 1998 is largely attributable to the lack of severe weather conditions during 1998. Winter conditions were extremely mild, and the number of losses reported to Mercer Mutual during the nine months ended September 30, 1998 was the lowest number reported during such period in the past five years.

     Underwriting Expenses -- Underwriting expenses increased by $2.1 million, or 39.0%, to $7.6 million for the nine months ended September 30, 1998 from the same period in 1997. This increase was primarily attributable to an increase in net commissions, which resulted from changes in Mercer Mutual's reinsurance program. The termination of most of the proportional reinsurance arrangements significantly reduces the amount of ceded commissions received. The reduction in ceded commissions results in the increase in net commissions. In addition, $365,000 in non-recurring legal fees were incurred during the nine months ended September 30, 1998.

     Federal Income Tax Expense -- Federal income tax expense was $966,000 for the nine months ended September 30, 1998 compared to $694,000 for the same period in 1997, which is attributable to the increase in net income before taxes.

     Net Income -- Mercer Mutual had net income of $2.0 million for the nine months ended September 30, 1998, compared to $1.5 million for the same period in 1997, primarily as a result of the factors discussed above.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Premiums -- Mercer Mutual experienced an increase in direct premiums written for the year ended December 31, 1997 of $3.5 million or 14.0%, as compared to the same period in 1996, which reflects Mercer Mutual's strategy to increase its commercial business. Commercial lines premiums increased by $2.6 million, or 28.2%, for the year ended December 31, 1997 over the comparable prior period. The increase in commercial lines business reflects the introduction of a religious institution program and a commercial automobile program in early 1997, combined with enhancements to existing commercial products. In addition to the commercial lines increase, homeowners premiums increased in the year ended December 31, 1997, as compared to the prior period, as a result of an increase in certain rates. Territorial rating by county was introduced for Mercer Mutual's New Jersey homeowners product to better reflect Mercer Mutual's exposures. This rate change resulted in an increase of 7.9% in direct homeowners premiums written despite a decrease of 4.3% in the number of homeowners policies written.

     Assumed premiums written decreased by $4.5 million, or 89.1%, for the year ended December 31, 1997 as compared to the same period in 1996. Approximately $4.3 million of this decrease is directly attributable to the termination of Mercer Mutual's participation in the New Jersey Homeowners Pool (the "Homeowners Pool") as of December 31, 1996 because premiums are no longer assumed under the terms of that agreement.

     Ceded premiums written increased $1.7 million, or 17.2%, for the year ended December 31, 1997 compared to the year ended December 31, 1996, principally because of the above-described increase in direct premiums written of 14.0%. As premiums subject to reinsurance coverage increase, ceded written premiums increase at similar levels. The increase in ceded premiums also reflects the introduction of reinsurance for Mercer Mutual's new commercial automobile program and small increases in certain premium rates.

     Net premiums written decreased $2.7 million or 13.2%, to $17.4 million for the year ended December 31, 1997 from the year ended December 31, 1996. For the same comparative period, net premiums earned decreased by $2.7 million, or 12.9%, to $18.0 million. The decrease in net premiums written and net premiums earned for the year ended December 31, 1997 is principally attributable to the termination of the Homeowners Pool.

     Net Investment Income -- Net investment income increased $61,000, or 2.7%, to $2.4 million for the year ended December 31, 1997 as compared to the same period in 1996. Mercer Mutual continues to principally invest its available funds in taxable fixed income securities which generally produce higher yields than nontaxable securities. For the year ended December 31, 1997, the yield on fixed income securities remained at the 6.7% level attained in 1996.

     Net Realized Investment Gains -- Net realized investment gains decreased by $7,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996. Despite this small decrease, realized investment gains in 1997 reflect continued favorable equity market conditions.

     Underwriting Results -- For the year ended December 31, 1997, Mercer Mutual had an underwriting gain of $106,000 and a combined ratio of 99.4% compared to an underwriting loss of $2.2 million and a combined ratio of 110.8% for the year ended December 31, 1996. The change in underwriting results is largely attributable to the improved winter weather conditions in 1997. In addition, the improvement in underwriting results reflects Mercer Mutual's strategy to increase its casualty business, which is less sensitive to weather conditions.

     Losses and Loss Adjustment Expenses -- Net losses and loss adjustment expenses incurred decreased by $4.2 million, or 28.4%, to $10.6 million for the year ended December 31, 1997 from the same period in 1996. Loss and loss adjustment expenses were 58.9% of net premiums earned for the year ended December 31, 1997 compared to 71.7% for the year ended December 31, 1996. The favorable improvement in this ratio is largely attributable to the lack of severe weather conditions in the 1997 period. The 1997 winter conditions were among the mildest in recent history, as compared to the severe winter conditions of 1996 which resulted in increased property loss claims. In January 1996, a damaging blizzard struck Mercer Mutual's operating region. The net cost of the blizzard was approximately $1 million in additional claims. In addition, as of January 1,

1997, the Homeowners Pool was replaced with the Homeowners Quota Share Program. The termination of the Homeowners Pool and the placement of the Homeowners Quota Share Program served to reduce net loss and loss adjustment expenses in 1997 by $2.3 million over 1996. In 1996, participation in the Homeowners Pool increased losses and loss adjustment expenses by $1.4 million. In 1997, however, because participation in the Homeowners Quota Share Program does not require the assumption of premiums or losses (unlike the Homeowners Pool) but does require the ceding of premiums and losses, such participation decreased loss and loss adjustment expenses by $865,000. See "Business -- Reinsurance" for a description of the Homeowners Pool, the Homeowners Quota Share Program and Mercer Mutual's other reinsurance programs.

     Underwriting Expenses -- Underwriting expenses decreased by $793,000, or 9.8%, to $7.3 million for the year ended December 31, 1997 from the same period in 1996. This decrease was partially attributable to a reduction in net commissions, which resulted from changes in Mercer Mutual's reinsurance program. The new Homeowners Quota Share Program pays a higher ceding commission to Mercer Mutual than was available as a participant in the Homeowners Pool. In addition, the termination of the Homeowners Pool resulted in a substantial reduction in assumed commissions. Also, favorable weather conditions during the year ended December 31, 1997 resulted in additional ceded commissions recognized under profit commission arrangements.

     Federal Income Tax Expense -- Federal income tax expense was $1.0 million for the year ended December 31, 1997 compared to $171,000 for the same period in 1996, which is attributable to the increase in net income before taxes.

     Net Income -- Mercer Mutual had net income of $2.2 million for the year ended December 31, 1997, compared to $640,000 for the same period in 1996, primarily as a result of the factors discussed above.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Premiums -- Mercer Mutual experienced a 1.0% increase in direct premiums written in the year ended December 31, 1996 to $25.0 million, as compared to $24.7 million for the year ended December 31, 1995. Premiums written under commercial line classifications increased during 1996 as Mercer Mutual substantially increased its underwriting in this direction. The increase in commercial lines business was somewhat offset by a reduction in business caused by the termination of unprofitable agencies.

     Assumed premiums written decreased by $5.3 million in 1996, reflecting the termination of Mercer Mutual's participation in the Homeowners Pool. See "Business -- Reinsurance." As a result of this termination, unearned premium reserves assumed from the other pool participants were returned on December 31, 1996, which resulted in the reduction of assumed written premiums for the year.

     Ceded premiums written decreased $3.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1995. As a result of the termination of the Homeowners Pool, unearned premium reserves ceded to the other pool participants were returned to Mercer Mutual. The return of ceded unearned premium reserves was offset by an increase in catastrophe reinsurance premiums, as Mercer Mutual restructured its catastrophe reinsurance coverage.

     Net premiums written decreased $1.1 million, or 5.3%, to $20.1 million for the year ended December 31, 1996 from the year ended December 31, in 1995. For the same comparative periods, net premiums earned decreased by $183,000, or 0.9%, to $20.6 million. The decrease in net premiums earned was the result of the previously discussed increase in direct premiums written, decrease in premiums assumed from reinsurers, decrease in premiums ceded to reinsurers and a decrease in unearned premiums of $510,000.

     Net Investment Income -- Net investment income increased $158,000, or 7.4%, to $2.3 million for the year ended December 31, 1996 from the year ended December 31, 1995. Reflecting Mercer Mutual's continued strategy to principally invest in high grade fixed income securities, fixed income securities increased $1.3 million, or 4.0%, to $35.0 million for the year ended December 31, 1996 from the year ended December 31, 1995. For the year ended December 31, 1996, the yield on fixed income securities remained at the 6.8% level attained for the year ended December 31, 1995. As a result, income from fixed income securities increased by $258,000.

     Due to increased claim activity from the 1996 winter conditions, cash and cash equivalents decreased $892,000 to $2.7 million for the year ended December 31, 1996 from the year ended December 31, 1995. This resulted in a decrease in 1996 of investment income from cash and cash equivalents of $50,000. Income from other investments was down slightly in 1996, from $54,000 in 1995 to $46,000 in 1996, as funds have principally been reinvested in fixed income securities.

     Net Realized Investment Gains -- Net realized investment gains were $596,000 for the year ended December 31, 1996 compared to $53,000 for the year ended December 31, 1995. Investment gains in 1996 reflect more favorable equity market conditions, and compare with smaller gains recognized in 1995. Investments gains in 1995 from equity securities were offset by investment losses recognized on the disposal of certain collateralized mortgage obligations ("CMOs"). This reflected Mercer Mutual's restructuring of its fixed income portfolio in 1995 to less interest rate sensitive products.

     Underwriting Results -- For the year ended December 31, 1996, Mercer Mutual had an underwriting loss of $2.2 million and a combined ratio of 110.8% compared to an underwriting loss of $839,000 and a combined ratio of 104.1% for the year ended December 31, 1995. The increased underwriting loss for the year ended December 31, 1996 was primarily attributable to severe winter weather conditions in New Jersey.

     Losses and Loss Adjustment Expenses -- Net losses and loss adjustment expenses incurred increased by $1.5 million, or 11.3%, to $14.8 million for the year ended December 31, 1996 from the year ended December 31, 1995. Loss and loss adjustment expenses were 71.7% of net premiums earned for the year ended December 31, 1996 compared to 63.9% for the year ended December 31, 1995.

     Affecting losses and loss adjustment expenses in 1996 were severe winter weather conditions which resulted in increased property loss claims. In January 1996, a damaging blizzard struck Mercer Mutual's operating region. The net cost of the blizzard was approximately $1 million in additional claims. Mercer Mutual was further impacted by additional smaller localized severe conditions. The difference in non-storm activity between 1996 and 1995 was further influenced by favorable weather conditions in 1995.

     Underwriting Expenses -- Underwriting expenses decreased by $298,000, or 3.6%, for the year ended December 31, 1996 to $8.1 million for the year ended December 31, 1995. This decrease was largely attributable to a reduction in net commissions resulting from the restructuring of Mercer Mutual's reinsurance programs. For the year ended December 31, 1996, Mercer Mutual had an underwriting expense ratio of 39.1% compared to 40.2% for the year ended December 31, 1995.

     Federal Income Tax Expense -- Federal income tax expense was $171,000 for the year ended December 31, 1996 compared to $369,000 for the year ended December 31, 1995. This decrease is attributable to the decrease in net income before taxes for the compared periods.

     Net Income -- Mercer Mutual had net income of $640,000 for the year ended December 31, 1996 compared to $1.1 million for the year ended December 31, 1995, primarily as a result of the factors discussed above.

EFFECT OF CONVERSION AND REDOMESTICATION ON THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The future financial condition and results of operations of the Company will be affected by the Conversion and related transactions. Upon completion of the Conversion, the Company's capital will increase by between $20.5 million and $31.6 million, an increase of approximately 79.3% to 122.4% over the consolidated capital of Mercer Mutual at September 30, 1998. See "Use of Proceeds," "Capitalization" and "Pro Forma Data." This increased capitalization should permit the Company to (i) increase direct premium volume to the extent competitive conditions permit, (ii) increase net premium volume by decreasing its reliance on reinsurance (see "Business -- Strategy -- Reduced Reliance on Reinsurance"), and (iii) enhance investment income by increasing its investable capital.

     ESOP. In connection with the Conversion, the ESOP intends to finance the purchase of 10% of the Common Stock issued in the Conversion with the proceeds from the ESOP Loan, and Mercer Mutual will make annual contributions to the ESOP sufficient to repay the ESOP Loan, which the Company estimates will total, on a pre-tax basis, between $250,750 (at the Total Minimum) and $376,944 (at the Total Maximum) annually, plus interest at the prime rate in effect as of the consummation of the Conversion. See "Management of the Company -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."

     MRP. The Company may contribute to the MRP the amount necessary to purchase up to an aggregate number of shares equal to 4% of the shares of Common Stock that were issued in the Conversion (up to 135,700 shares at the Total Maximum of the Estimated Valuation Range). The cost of any Common Stock purchased by the MRP will represent unearned compensation. As the Company accrues compensation expense to reflect the vesting of such shares, unearned compensation will be reduced accordingly. This compensation expense will be deductible for federal income tax purposes. Implementation of the MRP is subject to shareholder approval. See "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

     State Taxes. Prior to the Redomestication, which occurred on October 16, 1997, Mercer Mutual was subject to tax in New Jersey as a New Jersey-domiciled insurance company. New Jersey has a statutory retaliatory tax provision that, because Mercer Mutual is now a Pennsylvania-domiciled insurance company, could be interpreted to require Mercer Mutual to pay, for all or a portion of 1997 and for all future years, substantially more in taxes to New Jersey than it has in the past, which would have a material adverse affect on the results of operations of Mercer Mutual. Under this interpretation, if the Redomestication had occurred on January 1, 1997, Mercer Mutual would have been required to pay $542,000 in taxes to New Jersey for the year ended December 31, 1997, $469,000 more than the amount which Mercer Mutual has calculated as due for such year. Management does not believe that this interpretation is correct. If it is, however, the New Jersey retaliatory tax provision would materially affect the Company's future results of operations and cash flows, but would not be expected to materially affect the Company's liquidity because the investment and reinsurance strategies in place provide liquidity to Mercer Mutual. See "Risk Factors -- Possible Adverse Impact of New Jersey Tax Laws." Mercer Mutual, however, may have the ability to mitigate a portion of any adverse tax consequences by renewing policies in MIC, a New Jersey domestic insurance company.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. Historically, the principal sources of Mercer Mutual's cash flow have been premiums, investment income, and maturing investments. In addition to the need for cash flow to meet operating expenses, the liquidity requirements of Mercer Mutual relate primarily to the payment of losses and loss adjustment expenses. The short- and long-term liquidity requirements of Mercer Mutual vary because of the uncertainties regarding the settlement dates for liabilities for unpaid claims and because of the potential for large losses, either individually or in the aggregate.

     Mercer Mutual maintains investment and reinsurance programs which are intended to provide sufficient funds to meet Mercer Mutual s obligations without forced sales of investments. Mercer Mutual maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds. Mercer Mutual had no material commitments for capital expenditures at September 30, 1998.

     The NAIC's risk based capital standards require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. At December 31, 1997, the capital and surplus of each of the Insurance Companies were substantially above these requirements. See "Risk Factors -- Possible Adverse Impact of Regulatory Changes."

     The principal source of liquidity for the Company will be dividend payments and other fees received from Mercer Mutual. The Pennsylvania Department's approval of the Conversion is subject to, among other things, the condition that, for a period of three years following the Conversion, Mercer Mutual may not declare or pay any dividend to the Company without the approval of the Pennsylvania Department. After such three-year period, Mercer Mutual will be restricted by the insurance laws of Pennsylvania as to the amount of dividends or other distributions it may pay to the Company without the prior approval of the Pennsylvania Department. Under Pennsylvania law, the maximum amount that may be paid by Mercer Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Department cannot exceed the greater of 10% of Mercer Mutual's statutory surplus as reported on its most recent annual statement filed with the Pennsylvania Department, or the net income of Mercer Mutual for the period covered by such annual statement. If the dividend restrictions contained in the Orders were not in effect, then as of December 31, 1997 the amounts available for payment of dividends from Mercer Mutual in 1998 without the prior approval of the Pennsylvania Department would have been approximately $2.0 million. MIC is required to provide notice to the New Jersey Department prior to its payment of any dividends. The New Jersey Department has the power to limit or prohibit dividend payments if certain conditions exist. Such restrictions or any subsequently imposed restrictions may in the future affect the Company's liquidity.

CHANGES IN REINSURANCE

     Mercer Mutual terminated its participation in the Garden State Reinsurance Association ("GSRA") as of December 31, 1997. The termination of this arrangement is not expected to have a material impact on the Company's results of operations and cash flows because the cost to reinsure this business should approximate the net cost incurred in participating in the GSRA.

     Effective January 1, 1998, the Insurance Companies restructured their reinsurance program by increasing the exposure retained by the Insurance Companies on certain coverages. The level of such restructuring with respect to each coverage was based largely on historical loss experience, with overall consideration given to a recent reduction in the amount of the Insurance Companies' Probable Maximum Loss. By increasing retention levels, the amount of premiums ceded to reinsurers will decrease, thus increasing net premiums. Losses and loss adjustment expenses will increase because fewer losses and loss adjustment expenses will be recovered from reinsurers. Net reserve estimates should increase as recoveries from reinsurers decrease. Management believes that by restructuring the Insurance Companies' retention levels, there should be a positive impact on its results of operations and financial condition, as increased premium earnings should exceed any increase in losses and loss adjustment expenses caused by this restructuring. No assurance can be made, however, that any future losses resulting from this restructuring would not exceed the aggregate increase in net premiums resulting from the restructuring, or would not otherwise have a material adverse effect on the Insurance Companies' financial condition and results of operations. See "Business -- Reinsurance."

CHANGES IN INTEREST RATES

     Much of the Company's fixed income investment portfolio matures after five years. It is the Company's strategy to hold these securities until maturity. Even so, fluctuations in near-term interest rates could have an impact on the Company's results of operations and cash flows. Certain of these securities have call features. In a declining interest rate environment, these securities may be called by their issuer and replaced with securities bearing lower interest rates. In a rising interest rate environment, because of its strategy of holding these securities to maturity, the Company's ability to invest in higher yielding securities would be limited.

EFFECTS OF INFLATION

     The effects of inflation on Mercer Mutual are implicitly considered in estimating reserves for unpaid losses and loss adjustment expenses, and in the premium rate-making process. The actual effects of inflation on Mercer Mutual's results of operations cannot be accurately known until the ultimate settlement of claims. However, based upon the actual results reported to date, it is management's opinion that Mercer Mutual's loss reserves, including reserves for losses that have been incurred but not yet reported, make adequate provision for the effects of inflation.

NEW ACCOUNTING STANDARDS

     Stock-Based Compensation (Financial Accounting Standards Board ("FASB") Statement No. 123) -- The Company does not presently have any stock-based compensation plans. It plans to account for any shares issued under the proposed stock-based compensation plans under APB Opinion 25 and will disclose the difference, if any, on net earnings and earnings per share if compensation cost were determined under FASB Statement No. 123.

     Earnings Per Share (FASB Statement No. 128) -- This statement defines the computation, presentation and disclosure requirements for earnings per share calculations. The Company plans to adopt the provisions of this statement with respect to the Company's reports to shareholders.

     Comprehensive Income (FASB Statement No. 130) -- The Company adopted FASB Statement No. 130 in 1997 and comprehensive income is displayed in its statements of changes in surplus for all periods presented. Material provisions of this statement include reclassification adjustments of other comprehensive income components, the prominent display of other comprehensive income components and the disclosure on the amount of income tax expense or benefit allocated to each component. All such provisions have been applied for all periods presented.

     Segment Disclosures (FASB Statement No. 131) -- This statement establishes standards for the way that public companies report operating segments and standards for related disclosure about products and services, geographic areas and major customers. The Company plans to adopt the provisions of this statement commencing with the year ended December 31, 1998.

IMPACT OF YEAR 2000 ISSUE

     The Insurance Companies have taken measures to address the impact of the "Year 2000" issue on their information systems. The Year 2000 issue, which is common to most businesses, concerns the inability of certain information systems, primarily certain computer software programs, to properly recognize and process date sensitive information beyond the year 1999. This inability could result in system failures or miscalculations causing possible inaccuracies in data and disruption of operations, including among other things, a temporary inability to process transactions, prepare invoices, or engage in similar normal business activities.

     The Company completed its initial assessment of the impact of this issue on the Company, and has determined that its vulnerability is mainly (i) with the third party provider who processes all of the Insurance Companies' premium, loss and billing transactions, (ii) with certain other third parties with whom the Insurance Companies deal in the ordinary course of their business, such as agents, governmental agencies and providers of investment and banking services, and (iii) under policies of insurance providing business interruption and other coverages to insureds who are adversely impacted by the Year 2000.

     Under the Insurance Companies' agreement with the third party provider, the provider is obligated to pay all software related costs incurred in order to make its system Year 2000 compliant. In its compliance project, the provider made certain modifications to its system in an effort to make it Year 2000 compliant, and prepared a detailed schedule of functions to be performed in order to test the system's compliance. Testing of such modifications has not resulted in any problems with the system. However, such testing is ongoing and will be completed no later than March 1999. The Insurance Companies are obligated to incur only the hardware cost associated with implementing the changes required by the service provider. These hardware costs to date are less than $10,000 and are not expected to exceed $50,000 at the completion of the compliance project. Other computer programs utilized by the Insurance Companies, such as accounting packages and investment packages, either are believed to be Year 2000 compliant or are expected to be Year 2000 compliant in the near future at no significant cost to the Insurance Companies. The Insurance Companies do not have any significant noninformational technology requiring Year 2000 remediation.

     The Insurance Companies have risk that certain third parties with whom they deal in the ordinary course of their business will suffer Year 2000 problems. Systems used by the Insurance Companies' independent insurance agencies may not yet be Year 2000 compliant. Some information used in underwriting policies and adjusting claims, such as motor vehicle reports and crime data bases, is generally obtained electronically. Certain investment portfolio pricing information and banking information is also obtained electronically. The

Insurance Companies are communicating with and monitoring the Year 2000 compliance progress of such third parties and will decide on contingency plans, if any, by mid-1999.

     With respect to insurance policies providing coverages to insureds who may incur losses as a result of Year 2000 problems, the Insurance Companies are in the process of reviewing these coverages to evaluate the Insurance Companies' possible exposure under such coverages. Endorsements excluding losses relating to or resulting from Year 2000 issues are being attached to all commercial policies issued or renewed on or after January 1, 1999. To the extent that the Insurance Companies' systems and those of their policyholders are not fully Year 2000 compliant, the Insurance Companies do not have any contingency plan. Therefore, in a worst case scenario, systems interruptions, the cost necessary to update software, and resulting losses and loss adjustment expenses under policies issued by the Insurance Companies would have a materially adverse effect on the Insurance Companies' business, financial condition and results of operations.

                                    BUSINESS

THE COMPANY

     The Company was incorporated under Pennsylvania law in November 1997 for the purpose of serving as a holding company for Mercer Mutual upon the acquisition of all of its capital stock in the Conversion. The Company has received the approval of the Pennsylvania Department to acquire control of Mercer Mutual. Prior to the Conversion, the Company has not engaged and will not engage in any significant operations. Upon completion of the Conversion, the Company's primary assets will be the outstanding capital stock of Mercer Mutual and a portion of the net proceeds of the Conversion.

     Management believes that the holding company structure will permit the Company to expand the products and services it offers to beyond those currently offered through the Insurance Companies, although presently there are no definitive plans or arrangements for such expansion. As a holding company, the Company will have greater flexibility to diversify its business activities through existing or newly formed subsidiaries or through the issuance of capital stock to facilitate acquisitions or mergers or to obtain additional financing in the future. The portion of the net proceeds from the sale of Common Stock in the Conversion that the Company will contribute to Mercer Mutual will substantially increase Mercer Mutual's surplus, which will, in turn, enhance policyholder protection and increase the amount of funds available to support both current operations and future growth. After the Conversion, the Company will be subject to regulation by the Pennsylvania Department and the New Jersey Department as the holding company for Mercer Mutual and MIC, respectively.

THE INSURANCE COMPANIES

     Mercer Mutual is a Pennsylvania mutual insurance company that was originally incorporated under a special act of the Legislature of the State of New Jersey in 1844. Mercer Mutual commenced operations under the name Mercer County Mutual Fire Insurance Company, which was changed to its current name in 1958. On October 16, 1997, Mercer Mutual filed Articles of Domestication with Pennsylvania completing the Redomestication and thereby changing its state of domicile from New Jersey to Pennsylvania. Mercer Mutual owns all of the issued and outstanding capital stock of QHC, which owns all of the issued and outstanding capital stock of MIC.

     Mercer Mutual is a property and casualty insurer of small and medium-sized businesses and property owners located in New Jersey and Pennsylvania. Mercer Mutual markets homeowners and commercial multi-peril policies, as well as other liability, workers' compensation, fire, allied, inland marine and commercial automobile coverages through approximately 140 independent agencies. Mercer Mutual is subject to examination and comprehensive regulation by the Pennsylvania Department. See "Business -- Regulation."

     MIC is a property and casualty stock insurance company that was incorporated in 1981. Currently, MIC offers only workers' compensation insurance to businesses located in New Jersey. However, MIC is in the process of applying to the New Jersey Department for permission to expand its business to include those types of insurance offered by Mercer Mutual, and expects to receive such approval in the first half of 1999. MIC is subject to examination and comprehensive regulation by the New Jersey Department. See "Business -- Regulation."

     Direct premiums written in New Jersey accounted for in excess of 98.5% of the direct premiums written by the Insurance Companies for the nine months ended September 30, 1998 and each of the years in the three-year period ended December 31, 1997. As of September 30, 1998, the Insurance Companies had approximately 42,000 property and casualty policies in force. Mercer Mutual is licensed to underwrite property and casualty insurance in New Jersey and Pennsylvania. MIC is licensed only in New Jersey. At September 30, 1998, the consolidated assets of Mercer Mutual and its subsidiaries were $76.7 million.

STRATEGY

     The Company's principal strategies for the future are to:

     - Improve the mix of business by increasing commercial and casualty writings in order to enhance profitability and lessen the impact of property losses on overall results;

     - Geographically diversify its risk through its acquisition of other insurance companies in Pennsylvania and other jurisdictions, in order to reduce its overall exposure to weather-related property losses in its primary coverage area;

     - Attract and retain high-quality agencies having diverse customer bases located in the Company's targeted growth markets within Pennsylvania and western New Jersey, through increased marketing activities and the development and tailoring of commercial programs meeting the needs of their customers; and

     - Reduce its reliance on reinsurance by increasing the maximum exposure retained by the Insurance Companies on individual property and casualty risks, and thereby increase net premium volume.

     Management views the Conversion as a critical component of its strategic plan. The additional capital generated by the Conversion will permit the Insurance Companies to accelerate implementation of these strategies and the resulting holding company structure will provide needed flexibility to achieve the Company's goals.

     Diversification of Lines of Business. Mercer Mutual has taken, and will continue to take, steps to increase commercial and casualty premium volume, both to provide greater product diversification from personal into commercial lines that may provide greater flexibility in establishing rates, higher premiums and a countercyclical balance to personal lines and to potentially reduce property loss exposure.

     One such initiative is a religious institution program available for churches and synagogues which includes many preferred coverages and special pricing. Management believes that this market is underserved and Mercer Mutual's program has been able to attract agencies which have substantial books of business with religious institutions. Mercer Mutual has developed new policy forms tailored for these institutions, which typically have long-standing relationships with Mercer Mutual's agencies. Mercer Mutual has also refined and expanded its "main street" business owner program, which targets commercial coverages for those businesses that are a normal daily part of "main street" business, such as bakeries, funeral homes, delicatessens, pizzerias, florists and restaurants. Under this program, insurance packages are written using existing policy forms and are chosen based on the experience of the underwriting staff and market opportunities available to existing agents. Mercer Mutual also introduced a program in 1997 offering a two-tiered pricing approach for commercial automobile insurance covering light to medium weight trucks and business-owned private passenger-type vehicles used for commercial purposes. In addition to a standard rate, Mercer Mutual offered a preferred rate for risks meeting specified underwriting standards, with the goal to complement the coverages maintained by its existing accounts as well as to attract new accounts. To further its goal of increasing its commercial business, in June 1997 Mercer Mutual received approval from the Pennsylvania Department to transact commercial automobile liability and workers' compensation insurance in Pennsylvania.

     Management believes that it has the opportunity to increase the volume of casualty business by (i) marketing such business to existing agents, many of whom have traditionally associated Mercer Mutual with homeowners' property insurance and may not identify and choose Mercer Mutual for their customers as providers of casualty line products, and (ii) forming and developing relationships with new agencies that focus on commercial and casualty business. Management believes an increasing share of this market is desirable and attainable given the existing relationships among Mercer Mutual, its agents and its insureds, as well as the extensive experience and agency relationships of its commercial business management personnel.

     Capital raised in the Conversion is expected to supply additional surplus necessary to support any substantial increase in commercial and casualty premium volume.

     Geographic Diversification. The Company's goal is to geographically diversify its risk by increasing the level of its business outside of New Jersey in areas with reduced or different weather-related property loss exposure and in which management believes insurers generally have been permitted to manage risk selection and pricing without undue regulatory interference. Concentration of property insurance in New Jersey has caused Mercer Mutual to be susceptible to localized severe weather conditions. The Company expects to accomplish geographic diversification principally through acquisitions.

     Upon completion of the Conversion, the Company plans to seek acquisitions outside of New Jersey. The Company is currently targeting for acquisition companies located in Pennsylvania and other jurisdictions within the mid-Atlantic and Mid-western United States. Completion of the Conversion will provide funds for cash acquisitions and the holding company structure will facilitate the use of capital stock for acquisitions.

     High-Quality Agencies. Management believes the Insurance Companies have a strong reputation for personal attention and prompt efficient service to agencies and insureds. This reputation has allowed the Insurance Companies to grow and foster their relationships with many high volume agencies, several of which focus primarily on commercial business and are located in areas which the Insurance Companies have targeted as growth areas within Pennsylvania and New Jersey. The Company intends to focus its marketing efforts on maintaining and improving its relationship with these agencies, as well as on attracting new high-quality agencies in areas with a substantial potential for growth, particularly in Pennsylvania. The Company also intends to continue to develop and tailor its commercial programs to enable its products to meet the needs of the customers served by its agencies. The religious institutions, "main street" business and commercial automobile programs are successful examples of this effort.

     Reduced Reliance on Reinsurance. The Company intends to reduce its reliance on reinsurance by increasing the maximum exposure retained by the Insurance Companies on individual property and casualty risks. The Company will rely on the additional capital raised in the Conversion to protect itself in the event of individual property losses up to the increased maximum exposure amounts under its reinsurance agreements. The precise increase in its maximum exposure will be determined by the Company based on the amount of capital raised in the Conversion, the Company's evaluation of its ability to incur multiple losses without a corresponding material adverse effect on its future financial condition and results of operations, and negotiations with its reinsurers. A decrease in reinsurance could result in a decrease in ceded premiums and a corresponding increase in net premium income, but would increase the Company's risk of loss.

PRODUCTS

     Mercer Mutual offers a variety of property and casualty insurance products primarily designed to meet the insurance needs of the businesses and property owners located in New Jersey and Pennsylvania. MIC currently offers only workers' compensation insurance to businesses located in New Jersey, but is in the process of applying to the New Jersey Department for permission to expand its business to include those types of insurance offered by Mercer Mutual.

     Mercer Mutual's products are developed in part by MSO, Inc. which provides custom product development, rating and statistical services for the property and casualty lines of its member companies, both mutual and stock. MSO, Inc.'s programs are currently available in a regional area which includes New Jersey, Pennsylvania, Maryland and Delaware. It is also licensed in Massachusetts and Virginia, and its programs may be licensed to companies in other states.

     The following tables set forth the direct premiums written, net premiums earned, net loss ratios, expense ratios and combined ratios by product line of the Insurance Companies on a consolidated basis for the periods indicated:

                              NINE MONTHS ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                             ---------------------------------   ---------------------------------------------------
                                       % OF              % OF              % OF              % OF              % OF
                              1998     TOTAL    1997     TOTAL    1997     TOTAL    1996     TOTAL    1995     TOTAL
                             -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
                                                                 (IN THOUSANDS)
DIRECT PREMIUMS WRITTEN:
Homeowners.................  $ 9,750    42.4%  $ 9,662    44.9%  $13,057    45.9%  $12,101    48.5%  $11,602    47.0%
Commercial multi-peril.....    5,507    24.0     4,797    22.3     6,374    22.4     5,065    20.3     4,437    17.8
Other liability............    3,181    13.8     3,164    14.7     3,965    13.9     3,486    14.0     3,563    14.3
Fire, allied, inland
  marine...................    2,524    11.0     2,566    11.9     3,413    12.0     3,437    13.8     4,112    16.5
Workers' compensation......    1,182     5.2     1,041     4.9     1,239     4.4       869     3.5       985     3.9
Commercial automobile......      833     3.6       274     1.3       405     1.4        --      --        --      --
                             -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
  Total....................  $22,977   100.0%  $21,504   100.0%  $28,453   100.0%  $24,958   100.0%  $24,699   100.0%
                             =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
NET PREMIUMS EARNED:
Homeowners.................  $ 7,554    44.2%  $ 6,053    45.6%  $ 8,215    45.7%  $10,347    50.1%  $10,182    48.9%
Commercial multi-peril.....    3,185    18.6     2,195    16.5     2,969    16.5     2,903    14.1     2,471    11.9
Other liability............    2,587    15.1     2,033    15.3     2,825    15.7     2,925    14.2     2,829    13.6
Fire, allied, inland
  marine...................    2,256    13.2     2,063    15.5     2,746    15.3     3,250    15.8     3,991    19.2
Workers' compensation......    1,153     6.7       927     7.0     1,235     6.9     1,209     5.8     1,344     6.5
Commercial automobile(1)...      375     2.2        17     0.1       (21)   (0.1)       --      --        --      --
                             -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
  Total....................  $17,110   100.0%  $13,288   100.0%  $17,969   100.0%  $20,634   100.0%  $20,817   100.0%
                             =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
NET LOSS RATIOS:
Homeowners(2)..............     47.0%             73.3%             67.2%             85.4%             78.8%
Commercial multi-peril.....     64.4              49.2              33.5              59.3              34.3
Other liability............     62.0              52.8              70.7             102.7              72.1
Fire, allied, inland
  marine...................     32.5              41.7              49.4              36.3              38.4
Workers' compensation......     55.2              60.2              54.4               5.2              63.8
Commercial automobile(1)...     43.3             170.6            (239.4)               --                --
  Total....................     51.1%             60.5%             58.9%             71.7%             63.9%
EXPENSE RATIOS:
Homeowners.................     44.4%             41.1%             43.1%             38.4%             41.4%
Commercial multi-peril.....     45.0              39.9              31.2              42.1              38.9
Other liability............     43.2              45.9              42.5              39.1              41.8
Fire, allied, inland
  marine...................     41.7              36.9              38.6              37.0              37.0
Workers' compensation......     47.8              40.3              40.7              43.2              39.0
Commercial automobile(1)...     52.6             164.5            (173.4)               --                --
  Total....................     44.4%             41.1%             40.5%             39.1%             40.2%
COMBINED RATIOS(3):
Homeowners.................     91.4%            114.4%            110.3%            123.8%            120.2%
Commercial multi-peril.....    109.4              89.1              64.7             101.4              73.3
Other liability............    105.2              98.7             113.2             141.8             113.9
Fire, allied, inland
  marine...................     74.2              78.6              88.0              73.3              75.3
Workers' compensation......    103.0             100.5              95.1              48.4             102.8
Commercial automobile(1)...     95.9             335.1            (412.8)               --                --
  Total....................     95.5%            101.6%             99.4%            110.8%            104.1%
Industry Combined Ratio....    104.2%            101.0%            101.6%            105.9%            106.4%

---------------

(1) The Insurance Companies commenced writing commercial automobile coverages in 1997. The negative balances for commercial automobile result from the minimum reinsurance charges incurred in connection with the commencement of this line of business.

(2) The reduction in the net loss ratio related to homeowners insurance for the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997, and for the year ended December 31, 1997 as compared to the year ended December 31, 1996, is principally due to improved weather conditions and lower claim volume combined with changes in the Insurance Companies' reinsurance programs introduced in 1997. See "Management's Discussion and Analyses of Financial Condition and Results of Operations -- Results of Operations for the Year Ended December 31, 1997 compared to the Year Ended December 31, 1996.

(3) A combined ratio over 100% means that an insurer's underwriting operations are not profitable.

  Homeowners

     Mercer Mutual's current homeowners policy, introduced in 1987, is a multi-peril policy providing property and liability coverages and optional inland marine coverage. The homeowners policy is sold to provide coverage for an insured's residence. Mercer Mutual markets both a standard and a preferred homeowner product targeted for both the newly constructed homes and the older more mature market. As of September 30, 1998, Mercer Mutual had approximately 29,250 homeowners policies in force, with 34.2% of those the preferred product.

  Commercial Multi-peril Products.

     Commercial Multi-Peril. Mercer Mutual writes a number of multi-peril policies in New Jersey and Pennsylvania providing property and liability coverage to accounts that include all of Mercer Mutual's 3-4 family dwelling policies, as well as a number of larger apartment risks. Various other non-business owners risk classes are also written on this policy, such as larger contractors. As of September 30, 1998, approximately 1,600 multi-peril policies were in force. Mercer Mutual is working to increase market penetration for this product because it includes commercial liability risks that have more flexible and profitable rate structures and also help to diversify exposures and lessen the impact of property losses on overall results.

     Businessowners. Mercer Mutual introduced a businessowners policy in the mid-1980s that provides property and liability coverages to small businesses throughout New Jersey. This product is marketed to several distinct groups: (i) apartment building owners with 60 or fewer units; (ii) condominium associations;
(iii) business owners who lease their buildings to tenants; (iv) mercantile businessowners, such as florists, delicatessens, and beauty parlors; and (v) offices with owner and/or tenant occupancies. As of September 30, 1998, approximately 2,500 businessowners policies were in force.

     Religious Institutions. Mercer Mutual enhanced its product offerings for religious institutions in 1997 through the creation of a specialized multi-peril policy specifically designed for this market segment. The enhanced product included the introduction of directors and officers coverage, religious counseling coverage and systems breakdown coverage (through a reinsurance arrangement). Coverage for child care centers and schools is also available.

  Other Liability.

     Commercial General Liability. Mercer Mutual also writes liability coverage for insureds who do not have property exposure or whose property exposure is insured elsewhere. The majority of these policies are written for small contractors such as carpenters, painters or electricians, who choose to self-insure small property items. Coverage for both premises/operations and products/completed operations exposures are routinely provided. Coverage is provided for other exposures such as vacant land and habitational risks. There were approximately 1,400 commercial general liability policies in force as of September 30, 1998.

     Commercial Umbrella Liability. Commercial umbrella coverage is available for insureds who insure their primary general liability exposures with Mercer Mutual through a businessowners, commercial multi-peril, religious institution or commercial general liability policy. Limits of $1,000,000 to $5,000,000 are readily available with higher limits provided if needed. To improve processing efficiencies and maintain underwriting standards, Mercer Mutual prefers to offer this coverage as an endorsement to the underlying liability policy rather than as a separate stand-alone policy.

     Personal Excess Liability. Mercer Mutual writes personal line excess liability, or "umbrella," policies covering personal liabilities in excess of amounts covered under Mercer Mutual's homeowners policies. Such policies are available generally with limits of $1 million to $5 million. Mercer Mutual does not generally market excess liability policies to individuals unless they also write an underlying primary liability policy.

  Fire, Allied Lines and Inland Marine.

     Fire, Allied Lines and Inland Marine. Fire and allied lines insurance generally covers fire, lightning, and removal and extended coverage. Inland marine coverage insures merchandise or cargo in transit and business and personal property. Mercer Mutual offers these coverages for property exposures in cases where it is not insuring the companion liability exposures. Generally, the rates charged on these policies are higher than those for the same property exposures written on a multi-peril or businessowners policy.

     Combination Dwelling Policy. The current combination dwelling product, developed in 1987, is a flexible, multi-line package of insurance coverage. It is targeted to be written on an owner or tenant occupied dwelling of no more than four families. The dwelling policy combines property and liability insurance but may also be written on a monoline basis. The property portion is considered a fire, allied lines and inland marine policy, and the liability portion is considered an other liability policy.

  Commercial Automobile

     This product was introduced in New Jersey in 1997 and is designed to cover light and medium weight trucks used in business, as well as company-owned private passenger type vehicles. Other specialty classes such as church vans and funeral directors vehicles can also be covered. The policy is marketed as a companion offering to Mercer Mutual's businessowners, commercial multi-peril, religious institution, commercial property or general liability policies.

  Workers' Compensation.

     The Insurance Companies generally write workers' compensation policies in conjunction with an otherwise eligible businessowners, commercial multi-peril, religious institution, commercial property or general liability policy. Stand-alone workers' compensation policies are available only as a management accommodation and, as of September 30, 1998, most of the Insurance Companies' workers' compensation insureds have other Mercer Mutual policies. There were approximately 1,200 workers' compensation policies in effect as of September 30, 1998.

MARKETING

     The Insurance Companies market their property and casualty insurance products in New Jersey and Pennsylvania exclusively through approximately 140 independent agencies, most of which are located in New Jersey. The Insurance Companies manage their agencies through quarterly business reviews (with underwriter participation) and establishment of benchmarks/goals for premium volume and profitability. The Insurance Companies have in recent years eliminated a number of low volume or unprofitable agencies. All of the Insurance Companies' independent agencies represent multiple carriers and are established businesses in the communities in which they operate. The Insurance Companies' independent agencies generally market and write the full range of the Insurance Companies' products. The Insurance Companies consider their relationships with agencies to be good.

     For the nine months ended September 30, 1998 and the year ended December 31, 1997, the Insurance Companies' largest agency accounted for approximately 7.6% and 7.3%, respectively, of the Insurance Companies' direct premiums written, and no other agency accounted for more than 5% of the Insurance Companies' direct premiums written. For the nine months ended September 30, 1998 and the year ended December 31, 1997, the Insurance Companies' top 10 agencies accounted for 31.0% and 26.8%, respectively, of direct premiums written, with the largest agency generating approximately $1.7 million and $2.1 million, respectively, in premium revenue for the Insurance Companies.

     The Insurance Companies emphasize personal contact between their agents and the policyholders. The Insurance Companies believe that their fast and efficient service, name recognition, policyholder loyalty and policyholder satisfaction with agency and claims relationships are the principal sources of new customer referrals, cross-selling of additional insurance products and policyholder retention.

     The Insurance Companies depend upon their agency force to produce new business and to provide customer service. The network of independent agencies also serves as an important source of information about the needs of the communities served by the Insurance Companies. This information is utilized by the Insurance Companies to develop new products and new product features.

     Agencies are compensated through a fixed base commission with an opportunity for profit sharing depending on the agency's premiums earned and loss experience.

     The Insurance Companies' independent agencies are monitored and supported by marketing representatives, who are employees of the Insurance Companies and who also have principal responsibility for recruiting agencies and training new agents. To support their marketing efforts, the Insurance Companies hold seminars for agents and conduct training programs that provide both technical training about products and sales training on how to market such products. The Insurance Companies also provide personal computer software to agencies that allows them to quote rates on homeowners and commercial multi-peril policies. The Insurance Companies marketing efforts are further supported by their claims philosophy, which is designed to provide prompt and efficient service, thereby making the claims process a positive experience for agents and policyholders.

UNDERWRITING

     The Insurance Companies write their personal and commercial lines by evaluating each risk with consistently applied standards. The Insurance Companies maintain information on all aspects of their business that is regularly reviewed to determine product line profitability. The Insurance Companies' employ 15 underwriters, who generally specialize in either personal or commercial lines. Specific information is monitored with regard to individual insureds that is used to assist the Insurance Companies in making decisions about policy renewals or modifications. The Insurance Companies' underwriters have an average of over 12 years of experience as underwriters.

     The Insurance Companies rely on information provided by their independent agencies who, subject to certain guidelines, also act as field underwriters and pre-screen policy applicants. Their independent agencies have the authority to sell and bind insurance coverages in accordance with pre-established guidelines. Agencies' underwriting results are monitored and, on occasion, agencies with historically poor loss ratios have had their binding authority removed until more profitable underwriting results were achieved.

CLAIMS

     Claims on insurance policies written by the Insurance Companies are received directly from the insured or through the Insurance Companies' independent agencies. Claims are then assigned to either an in-house adjuster or an independent adjuster, depending upon the size and complexity of the claim, who investigates and settles the claim. As of September 30, 1998, the Insurance Companies had six in-house adjusters and worked with 15 independent adjusters. Until December 31, 1997 workers' compensation claims were assigned to the GSRA, an insurance pool which provides for the sharing of workers' compensation losses under an excess of loss reinsurance treaty. Since January 1, 1998, workers' compensation claims have been handled in the same manner as all other claims.

     Claims settlement authority levels are established for each claims adjuster based upon his or her level of experience. Multi-line teams exist to handle all claims. The claims department is responsible for reviewing all claims, obtaining necessary documentation, estimating the loss reserves and resolving the claims.

     The Insurance Companies attempt to minimize claims costs by encouraging the use of alternative dispute resolution procedures. Less than 22% of all open claims under the Insurance Companies' policies have resulted in litigation. Litigated claims are assigned to outside counsel.

REINSURANCE

  Reinsurance Ceded

     In accordance with insurance industry practice, the Insurance Companies reinsure a portion of their exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance is ceded principally to reduce net liability on individual risks, to mitigate the effect of individual loss occurrences (including catastrophic losses), to stabilize underwriting results and to increase the Insurance Companies' underwriting capacity.

     Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each risk or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of business written is automatically reinsured. Reinsurance can also be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums less a ceding commission, and in turn will recover from the reinsurer the reinsurer's share of all losses and loss adjustment expenses incurred on those risks. Under excess reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded. The Insurance Companies place all of their reinsurance either through the use of brokers or directly with the reinsurance company.

     The Insurance Companies determine the amount and scope of reinsurance coverage to purchase each year based upon their evaluation of the risks accepted, consultations with reinsurance representatives and a review of market conditions, including the availability and pricing of reinsurance. The Insurance Companies' reinsurance arrangements are placed with non-affiliated reinsurers, and are generally renegotiated annually. For the year ended December 31, 1996, the Insurance Companies ceded to reinsurers $14.4 million of earned premiums. For the year ended December 31, 1997, the Insurance Companies ceded to reinsurers earned premiums of $9.5 million. The significant decrease in ceded premiums for the year ended December 31, 1997 reflects the effect of a restructuring of the reinsurance program as of January 1, 1997, which restructuring is described below. For the nine months ended September 30, 1998, the Insurance Companies ceded to reinsurers earned premiums of $5.3 million, compared to $7.0 million in earned premiums ceded to reinsurers for the nine months ended September 30, 1997.

     For the year ended December 31, 1997, the largest exposure retained by the Insurance Companies on any one individual property risk was $75,000. Excess reinsurance was provided on a treaty basis in layers as follows: Individual property risks in excess of $75,000 were covered on an excess of loss basis up to $250,000 per risk pursuant to various reinsurance treaties. Except for commercial automobile physical damage, per risk property losses in excess of $250,000 was reinsured on a proportional basis through treaty coverage or facultative coverage. Commercial automobile physical damage was reinsured separately on a quota share and excess of loss basis. The maximum commercial automobile physical damage exposure was $50,000.

     Effective January 1, 1998, the largest exposure retained by the Insurance Companies on any one individual property risk is $250,000. Individual property risks in excess of $250,000 are covered on an excess of loss basis pursuant to various reinsurance treaties. As of January 1, 1998, all property lines of business, including commercial automobile physical damage, are reinsured under the same treaties.

     For the year ended December 31, 1997, except for workers' compensation, umbrella liability, and commercial automobile liability, individual casualty risks that were in excess of $100,000 were covered on an excess of loss basis, up to $1.2 million per occurrence, pursuant to various reinsurance treaties. Casualty losses arising from workers' compensation claims were reinsured on a per occurrence and per person treaty basis by various reinsurers up to $10.0 million through GSRA. Umbrella liability losses were reinsured on a 95% quota share basis up to $1.0 million and a 100% quota share basis in excess of $1.0 million up to $5.0 million with a ceding commission of 35.0%. Commercial automobile liability was reinsured separately on a quota share and excess of loss basis. The maximum commercial automobile liability exposure was $50,000. The Insurance

Companies also purchased casualty contingency loss excess reinsurance providing $3.0 million of coverage in excess of $1.2 million.

     Effective January 1, 1998, except for umbrella liability, individual casualty risks that are in excess of $250,000 are covered on an excess of loss basis up to $1.0 million per occurrence, pursuant to various reinsurance treaties. Casualty losses in excess of $1.0 million arising from workers' compensation claims are reinsured up to $10.0 million on a per occurrence and per person treaty basis by various reinsurers. Umbrella liability losses are reinsured on a 90% quota share basis up to $1.0 million and a 100% quota share basis in excess of $1.0 million up to $5.0 million, with a ceding commission of 32.5%. The Insurance Companies also purchase casualty contingency loss excess reinsurance providing $3.0 million of coverage in excess of $1.0 million.

     Catastrophic reinsurance protects the ceding insurer from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, hurricane, earthquake, riot, blizzard, freezing temperatures or other extraordinary events. Mercer Mutual purchased layers of excess treaty reinsurance for catastrophic property losses for 1997, under which Mercer Mutual reinsured 100% of losses per occurrence in excess of $1.0 million and up to $2.0 million, and 95% of losses per occurrence in excess of $2.0 million, up to a maximum of $45.0 million per occurrence.

     Effective January 1, 1998, Mercer Mutual purchased layers of excess treaty reinsurance for catastrophic property losses, under which Mercer Mutual reinsures 100% of losses per occurrence in excess of $1.0 million and up to $2.0 million, and 97.5% of losses per occurrence in excess of $2.0 million, up to a maximum of $32.0 million per occurrence. Mercer Mutual reduced its catastrophe excess reinsurance amounts in 1998 because its estimated exposure to catastrophes, as calculated in 1997 by computer modeling techniques, demonstrated a significant reduction in such exposures.

     Mercer Mutual also has an aggregate excess of loss treaty reinsurance agreement designed to protect against multiple events each of which is below the $1.0 million retention under the primary catastrophe reinsurance treaty. During 1997, under this agreement, losses were reinsured for 90% of losses exceeding 70% of annual earned premiums, up to $2.2 million. Such agreement has been amended so that, effective January 1, 1998, losses are reinsured for 90% of losses exceeding 70% of annual earned premiums up to $2.7 million.

     Effective January 1, 1997, the Insurance Companies terminated their participation in the Homeowners Pool. Prior to 1997, the Insurance Companies pooled their New Jersey homeowners business with two other companies providing homeowners coverage to New Jersey residents. Premiums were ceded to the other Homeowners Pool participants based on the respective writings reinsured in the Homeowners Pool. The Insurance Companies in turn assumed reinsurance from the other participants. Losses were reinsured among the Homeowners Pool participants on a pro-rata basis in the same proportion premiums were ceded. At January 1, 1997, the Insurance Companies replaced the Homeowners Pool reinsurance with a combination of the Homeowners Quota Share Program and its existing pro-rata agreements. The Homeowners Pool was terminated in order to reduce the Insurance Companies' New Jersey exposure and to eliminate fluctuations in operating results arising from business assumed from outside the Insurance Companies under the Homeowners Pool. The restructuring of the reinsurance program caused a material reduction in both the consolidated net earned premiums and net expense of Mercer Mutual. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The insolvency or inability of any reinsurer to meet its obligations to the Insurance Companies could have a material adverse effect on the results of operations or financial condition of the Insurance Companies. As of

September 30, 1998 the Company's five largest reinsurers based on percentage of ceded premiums are set forth in the following table:

                                                    PERCENTAGE OF      A.M. BEST
NAME                                                CEDED PREMIUMS    BEST RATING
----                                                --------------    -----------
American Re-Insurance Co..........................      23.46%            A+
Motors Insurance Corporation......................      16.79%            A+
Hartford Fire Insurance Co........................      15.55%            A+
Vesta Fire Insurance Corporation..................       3.95%            A
Gerling Global Reinsurance Corp. .................       2.78%            A-

     The following table sets forth the five largest amounts of loss and loss expenses recoverable from reinsurers on unpaid claims as of September 30, 1998.

                                                         LOSS AND
                                                      LOSS EXPENSES
                                                       RECOVERABLE       A.M. BEST
NAME                                                 ON UNPAID CLAIMS     RATING
----                                                 ----------------    ---------
                                                      (IN THOUSANDS)
Franklin Mutual Insurance Co.......................       $1,115             A
Cumberland Mutual Fire Ins. Co.....................        1,102            A+
Hartford Fire Insurance Co.........................          982            A+
Motors Insurance Corporation.......................          831            A+
Odyssey Reinsurance Co.............................          688            A-

     The A+ and A ratings are the second and third highest of A.M. Best's fifteen ratings. All of the Insurance Companies' other reinsurers are rated "A-" or better by A.M. Best. According to A.M. Best, companies with a rating of "A-" or better have a strong ability to meet their ongoing obligations to policyholders. The Insurance Companies monitor the solvency of reinsurers through regular review of their financial statements and A.M. Best ratings. The Insurance Companies have experienced no significant difficulties collecting amounts due from reinsurers.

  Reinsurance Assumed

     The Insurance Companies assume reinsurance on a voluntary and non-voluntary basis. Reinsurance is assumed on an excess of loss basis and pro-rata basis. For the year ended December 31, 1996 the Insurance Companies assumed $10.3 million in earned premiums. For the year ended December 31, 1997, the Insurance Companies assumed $598,000 in earned premiums. The significant decrease in assumed earned premiums for the year ended December 31, 1997 reflects the above-described termination by the Insurance Companies of their participation in the Homeowners Pool effective December 31, 1996, which resulted in the Insurance Companies no longer assuming business from the other Homeowners Pool participants. For the nine months ended September 30, 1998, the Insurance Companies assumed $466,000 in earned premiums compared with $479,000 in earned premiums assumed for the nine months ended September 30, 1997.

     Under its agreement with GSRA, which was terminated effective December 31, 1997, the Insurance Companies assumed reinsurance on a voluntary basis from four mutual insurance companies providing workers' compensation coverage to New Jersey businesses. The Insurance Companies assumed 7% of losses incurred by those carriers in excess of $50,000 up to $250,000 or a maximum of $14,000 per occurrence. In return, the Insurance Companies assume 7% of the premiums of such carrier on the same excess of loss basis.

     The Insurance Companies are also required by statute to participate in two residual market pools. The Insurance Companies assume business for workers' compensation and for property exposures which are not insured in the voluntary marketplace. The Insurance Companies participate in these residual markets on a market share basis for the jurisdiction in which it writes business.

LOSS AND LAE RESERVES

     Property and Casualty Reserves. The Insurance Companies are required by applicable insurance laws and regulations to maintain reserves for payment of losses and loss adjustment expenses ("LAE") for both reported claims and for claims incurred but not reported ("IBNR"), arising from the policies they have issued. These laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what the Insurance Companies expect to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

     The estimation of ultimate liability for losses and LAE is an inherently uncertain process and does not represent an exact calculation of that liability. The Insurance Companies' reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. The Insurance Companies do not discount their reserves to recognize the time value of money.

     When a claim is reported to the Insurance Companies, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by the Insurance Companies' claims staff as more information becomes available. It is the Insurance Companies' policy to settle each claim as expeditiously as possible.

     The Insurance Companies maintain IBNR reserves to provide for future reporting of already incurred claims and developments on reported claims. The IBNR reserve is determined by estimating the Insurance Companies' ultimate net liability for both reported and IBNR claims and then subtracting the case reserves for reported claims.

     Each quarter, the Insurance Companies compute their estimated ultimate liability using principles and procedures applicable to the lines of business written. Such reserves are also considered annually by the Insurance Companies' independent auditors in connection with their audit of the Insurance Companies' consolidated financial statements. However, because the establishment of loss reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed the Insurance Companies' loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, the Insurance Companies submit to the jurisdictions in which they are licensed a statement of opinion by its appointed actuary concerning the adequacy of statutory reserves. The results of these actuarial studies have consistently indicated that reserves are adequate. Management of the Insurance Companies does not believe the Insurance Companies are subject to any material potential asbestos or environmental liability claims.

     The following table provides a reconciliation of beginning and ending consolidated loss and LAE reserve balances of Mercer Mutual for the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 as prepared in accordance with GAAP.

                      RECONCILIATION OF RESERVE FOR LOSSES
                          AND LOSS ADJUSTMENT EXPENSES

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                      --------------------    --------------------------------
                                        1998        1997        1997        1996        1995
                                      --------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
Reserves for losses and loss
  adjustment expenses at the
  beginning of period...............  $ 31,872    $ 35,221    $ 35,221    $ 36,176    $ 35,531
Less: Reinsurance recoverables and
  receivables.......................   (12,021)    (15,147)    (15,147)    (16,819)    (17,233)
                                      --------    --------    --------    --------    --------
Net reserves for losses and loss
  adjustment expenses at beginning
  of period.........................    19,851      20,074      20,074      19,357      18,298
                                      --------    --------    --------    --------    --------
Add: Provision for losses and loss
  adjustment expenses for claims
  occurring in:
     The current year...............     9,527       8,865      11,649      16,445      14,251
     Prior years....................      (788)       (827)     (1,055)     (1,644)       (955)
                                      --------    --------    --------    --------    --------
     Total incurred losses and loss
       adjustment expenses..........     8,739       8,038      10,594      14,801      13,296
                                      --------    --------    --------    --------    --------
Less: Loss and loss adjustment
  expenses payments for claims
  occurring in:
     The current year...............     3,064       3,209       4,775       7,715       5,302
     Prior years....................     3,662       5,389       6,042       6,369       6,935
                                      --------    --------    --------    --------    --------
     Total losses and loss
       adjustment expenses..........     6,726       8,598      10,817      14,084      12,237
                                      --------    --------    --------    --------    --------
Net reserves for losses and loss
  adjustment expenses at end of
  period............................    21,864      19,514      19,851      20,074      19,357
Add: Reinsurance recoverables and
  receivables.......................     8,467      13,298      12,021      15,147      16,819
                                      --------    --------    --------    --------    --------
Reserves for losses and loss
  adjustment expenses at end of
  period............................  $ 30,331    $ 32,812    $ 31,872    $ 35,221    $ 36,176
                                      ========    ========    ========    ========    ========

     The following table shows the development of the consolidated reserves for unpaid losses and LAE from 1987 through 1997 for the Insurance Companies on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the reestimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. The redundancy (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior liability estimate. The "cumulative redundancy (deficiency)" depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

                                                                     YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------
                                           1987      1988      1989      1990      1991      1992      1993      1994
                                          -------   -------   -------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
Liability for unpaid losses and LAE net
  of reinsurance recoverable............  $ 7,646   $ 9,266   $13,247   $16,698   $18,509   $20,067   $18,995   $18,298
Cumulative amount of liability paid
  through:
  One year later........................    2,760     3,268     4,702     5,195     5,621     6,329     6,023     6,935
  Two years later.......................    4,101     5,129     7,282     8,091     8,587     9,940     9,786    10,272
  Three years later.....................    5,181     6,684     9,342    10,307    11,315    12,723    12,144    12,336
  Four years later......................    5,825     7,899    10,888    12,112    13,162    14,160    13,590
  Five years later......................    6,363     8,643    11,694    12,904    14,033    14,852
  Six years later.......................    6,627     9,063    11,997    13,262    14,389
  Seven years later.....................    6,800     9,169    12,096    13,470
  Eight years later.....................    6,857     9,236    12,177
  Nine years later......................    6,851     9,275
  Ten years later.......................    6,864
Liability estimated as of:
  One year later........................    7,895    10,446    14,766    16,168    17,400    18,246    17,746    17,344
  Two years later.......................    7,657    10,914    13,989    15,632    16,293    17,603    17,088    16,860
  Three years later.....................    7,581    10,330    13,540    14,787    15,973    16,985    16,779    16,495
  Four years later......................    7,256    10,076    12,724    14,209    15,411    16,490    16,244
  Five years later......................    7,272     9,603    12,643    13,945    15,298    16,225
  Six years later.......................    7,100     9,595    12,556    13,996    15,153
  Seven years later.....................    7,055     9,586    12,518    13,963
  Eight years later.....................    7,035     9,522    12,517
  Nine years later......................    7,033     9,529
  Ten years later.......................    7,040
Cumulative total redundancy
  (deficiency)..........................      606      (263)      730     2,735     3,356     3,842     2,751     1,803
Gross liability -- end of year..........                                                     38,472    33,308    35,531
Reinsurance recoverables................                                                     18,405    14,313    17,233
                                                                                            -------   -------   -------
Net liability -- end of year............                                                    $20,067   $18,995   $18,298
                                                                                            =======   =======   =======
Gross reestimated liability-latest......                                                     33,323    28,775    31,011
Reestimated reinsurance
  recoverables-latest...................                                                     17,097    12,531    14,515
                                                                                            -------   -------   -------
Net reestimated liability-latest........                                                     16,225    16,244    16,495
                                                                                            =======   =======   =======
Gross cumulative redundancy.............                                                      5,149     4,533     4,520
                                                                                            =======   =======   =======

                                            YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                           1995      1996      1997
                                          -------   -------   -------
                                                (IN THOUSANDS)
Liability for unpaid losses and LAE net
  of reinsurance recoverable............  $19,357   $20,074   $19,851
Cumulative amount of liability paid
  through:
  One year later........................    6,368     6,042        --
  Two years later.......................    9,554
  Three years later.....................
  Four years later......................
  Five years later......................
  Six years later.......................
  Seven years later.....................
  Eight years later.....................
  Nine years later......................
  Ten years later.......................
Liability estimated as of:
  One year later........................   17,712    19,018        --
  Two years later.......................   17,247
  Three years later.....................
  Four years later......................
  Five years later......................
  Six years later.......................
  Seven years later.....................
  Eight years later.....................
  Nine years later......................
  Ten years later.......................
Cumulative total redundancy
  (deficiency)..........................    2,110     1,056        --
Gross liability -- end of year..........   36,176    35,221    31,872
Reinsurance recoverables................   16,819    15,147    12,021
                                          -------   -------   -------
Net liability -- end of year............  $19,357   $20,074   $19,851
                                          =======   =======   =======
Gross reestimated liability-latest......   30,974    31,539
Reestimated reinsurance
  recoverables-latest...................   13,726    12,521
                                          -------   -------
Net reestimated liability-latest........   17,247    19,018
                                          =======   =======
Gross cumulative redundancy.............    5,202     3,682
                                          =======   =======

INVESTMENTS

     On a consolidated basis, all of Mercer Mutual's investment securities are classified as available for sale and are carried at fair market value.

     An important component of the consolidated operating results of Mercer Mutual has been the return on invested assets. The Company's investment objectives are (i) to maximize current yield, (ii) to maintain safety of capital through a balance of high quality, diversified investments which minimize risk,
(iii) to maintain adequate liquidity for its insurance operations, (iv) to meet regulatory requirements, and (v) to increase surplus through appreciation.

     The Board of Directors sets the investment policy of the Company, which requires that investments be made in a portfolio consisting of bonds, common stock and short-term money market instruments. The Company's equity investments are required to be concentrated in larger capitalization, quality companies. The policy does not permit investment in unincorporated businesses, private placements or direct mortgages, foreign denominated securities, financial guarantees or commodities.

     The following table sets forth certain consolidated information concerning Mercer Mutual's investments.

                                 AT SEPTEMBER 30, 1998     AT DECEMBER 31, 1997    AT DECEMBER 31, 1996
                                 ----------------------    --------------------    --------------------
                                               MARKET                   MARKET                  MARKET
                                  COST(2)       VALUE      COST(2)      VALUE      COST(2)      VALUE
                                 ---------    ---------    --------    --------    --------    --------
                                                             (IN THOUSANDS)
Fixed income securities(1):
  United States government and
     government agencies.......   $22,585      $23,008     $25,195     $25,407     $23,702     $23,691
  Obligations of states and
     political subdivisions....     6,890        7,082       3,396       3,517       4,313       4,343
  Industrial and
     miscellaneous.............       753          769         300         300          --          --
  Mortgage-backed securities...     5,354        5,215       6,106       5,723       7,631       6,930
                                  -------      -------     -------     -------     -------     -------
          Total fixed income
            securities.........    35,582       36,074      34,997      34,947      35,646      34,964
Equity securities..............     8,539       12,867       6,948      10,852       5,892       7,795
                                  -------      -------     -------     -------     -------     -------
          Total................   $44,121      $48,941     $41,945     $45,799     $41,538     $42,759
                                  =======      =======     =======     =======     =======     =======

---------------
(1) In the consolidated financial statements of Mercer Mutual, investments are carried at fair value as established by quoted market prices on secondary markets.

(2) Original cost of equity securities; original cost of fixed income securities adjusted for amortization of premium and accretion of discount.

     The table below contains consolidated information concerning the investment ratings of Mercer Mutual's fixed maturity investments at September 30, 1998.

                                            AMORTIZED    MARKET
      TYPE/RATINGS OF INVESTMENT(1)           COST        VALUE     PERCENTAGES(2)
      -----------------------------         ---------    -------    --------------
                                                        (IN THOUSANDS)
U.S. Government and agencies..............   $22,585     $23,008         63.8%
AAA.......................................    11,164      11,177         31.0
AA........................................       770         803          2.2
A.........................................       963         982          2.7
BBB.......................................       100         104          0.3
                                             -------     -------        -----
          Total...........................   $35,582     $36,074        100.0%
                                             =======     =======        =====

---------------
(1) The ratings set forth in this table are based on the ratings, if any, assigned by Standard & Poor's Corporation ("S&P"). If S&P's ratings were unavailable, the equivalent ratings supplied by Moody's Investors Services, Inc., Fitch Investors Service, Inc. or the NAIC were used where available.

(2) Represents percent of market value for classification as a percent of total for each portfolio.

     The table below sets forth the maturity profile of Mercer Mutual's consolidated fixed maturity investments as of September 30, 1998:

                                                    AMORTIZED    MARKET
MATURITY                                             COST(1)      VALUE     PERCENTAGES(2)
--------                                            ---------    -------    --------------
                                                                (IN THOUSANDS)
1 year or less....................................   $   100     $   101          0.3%
More than 1 year through 5 years..................     3,180       3,304          9.2
More than 5 years through 10 years................    20,870      21,237         58.9
More than 10 years................................     6,078       6,217         17.2
Mortgage-backed securities(3).....................     5,354       5,215         14.4
                                                     -------     -------        -----
          Total...................................   $35,582     $36,074        100.0%
                                                     =======     =======        =====

---------------
(1) Fixed maturities are carried at market value in the consolidated financial statements of Mercer Mutual.

(2) Represents percent of market value of the classification as a percent of the total.

(3) Mortgage backed securities consist of mortgage pass-through holdings and securities collateralized by home equity loans. These securities follow a structured principal repayment schedule and are of high credit quality rated "AAA" or better by Standard & Poor's. These securities are presented separately in the maturity schedule due to the inherent risk associated with prepayment or early authorization. The average duration of this portfolio is
    3.6 years.

     The average duration of Mercer Mutual's fixed maturity investments, excluding mortgage backed securities which are subject to paydown, as of September 30, 1998 was approximately 5.7 years. As a result, the market value of the Company's investments may fluctuate significantly in response to changes in interest rates. In addition, the Company may experience investment losses to the extent its liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

     Mercer Mutual's consolidated net investment income, average cash and invested assets and return on average cash and invested assets for the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 and were as follows:

                                       NINE MONTHS
                                   ENDED SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                                   --------------------    -----------------------------
                                     1998        1997       1997       1996       1995
                                   --------    --------    -------    -------    -------
                                                      (IN THOUSANDS)
Average invested assets..........  $52,241     $46,439     $46,970    $44,728    $39,746
Net investment income............    1,656       1,793       2,350      2,289      2,132
Return on average invested
  assets.........................      4.2%        5.2%        5.0%       5.1%       5.4%

A.M. BEST RATING

     A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns an "A-" (Excellent) rating (its fourth highest rating category out of 15 categories) to the Insurance Companies as a group. A.M. Best assigns "A" or "A-" ratings to companies which, in its opinion, have demonstrated excellent overall performance when compared to the standards established by A.M. Best. Companies rated "A" and "A-" have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as the company's book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competency of its management and its market presence. No assurance can be given that A.M. Best will not reduce the Insurance Companies' current rating in the future.

     In its 1998 ratings report on the Insurance Companies, in which A.M. Best assigned the Insurance Companies its current "A-" rating, A.M. Best also stated that due to Mercer Mutual's significant catastrophe exposure resulting from the geographic concentration of its business, the Insurance Companies' results continue to be heavily influenced by weather related events such as hurricanes and winter storm activity. In addition, A.M. Best noted that as the Insurance Companies continue to penetrate the commercial market, they will be subject to such market's increasingly competitive environment. See "-- Competition." However, A.M. Best also recognized the Insurance Companies' continuing efforts to mitigate their catastrophe exposure, as well as to diversify their book of business. Accordingly, A.M. Best viewed the Insurance Companies' ratings outlook as stable.

     In 1997 and again in 1998, management met with A.M. Best personnel to discuss the measures the Insurance Companies are implementing to mitigate Mercer Mutual's catastrophe exposure. These measures include an increase in the rates charged for homeowners insurance, the termination of relationships with unprofitable agencies, improving their mix of business through an increase in commercial and casualty writings, the planned geographic diversification of its business through acquisitions, and the planned improvement of capital strength through the Offerings. A.M. Best uses independent computer modeling systems to measure an insurance company's catastrophe exposure. One of the measurements generated by such computer modeling systems and utilized by A.M. Best in the rating process is Probable Maximum Loss. From August 31, 1996 to August 31, 1997, the Probable Maximum Loss (before catastrophe reinsurance) of the Insurance Companies has been reduced by 69.5% from $64.9 million to $19.8 million. See "Risk Factors -- A.M. Best Rating."

COMPETITION

     The property and casualty insurance market is highly competitive. The Insurance Companies compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Certain of these competitors have substantially greater financial, technical and operating resources than the Insurance Companies. The Insurance Companies' ability to compete successfully in their principal markets is dependent upon a number of factors, many of which (including market and competitive conditions) are outside the Insurance Companies' control. Many of the lines of insurance written by the Insurance Companies are subject to significant price competition. Some companies may offer insurance at lower premium rates through the use of salaried personnel or other methods, rather than through independent agents paid on a commission basis, as the Insurance Companies do. In addition to price, competition in the lines of business written by the Insurance Companies is based on quality of the products, quality and speed of service (including claims service), financial strength, ratings, distribution systems and technical expertise.

REGULATION

     General. Insurance companies are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation relates to numerous aspects of an insurance company's business and financial condition. The primary purpose of such supervision and regulation is the protection of policyholders. The extent of such regulation varies, but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the authority of the state insurance departments includes the establishment of standards of solvency which must be met and maintained by insurers, the licensing to do business of insurers and agents, the nature of and limitations on investments, premium rates for property and casualty insurance, the provisions which insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders, the approval of policy forms, notice requirements for the cancellation of policies and the approval of certain changes in control. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

     Examinations. Examinations are regularly conducted by the Pennsylvania Department and the New Jersey Department every three to five years. Because the volume of Mercer Mutual's business in Pennsylvania to date has been minimal and Mercer Mutual did not change its domicile from New Jersey to Pennsylvania until October 1997, Mercer Mutual has never been examined by the Pennsylvania Department. The New Jersey Department's last examination of Mercer Mutual and MIC was as of December 31, 1995. These examinations did not result in any adjustments to the financial position of either of the Insurance Companies. In addition, there were no substantive qualitative matters indicated in the examination reports that had a material adverse impact on the operations of the Insurance Companies.

     NAIC Requirements. In addition to state-imposed insurance laws and regulations, the NAIC has adopted risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, a company first determines its Authorized Control Level risk-based capital ("ACL") by taking into account (i) the risk with respect to the insurer's assets; (ii) the risk of adverse insurance experience with respect to the insurer's liabilities and obligations, (iii) the interest rate risk with respect to the insurer's business; and (iv) all other business risks and such other relevant risks as are set forth in the RBC instructions. A company's "Total Adjusted Capital" is the sum of statutory capital and surplus and such other items as the RBC instructions may provide. The formula is designed to allow state insurance regulators to identify potential weakly capitalized companies.

     The requirements provide for four different levels of regulatory attention. The "Company Action Level" is triggered if a company's Total Adjusted Capital is less than 2.0 times its ACL but greater than or equal to 1.5 times its ACL. At the Company Action Level, the company must submit a comprehensive plan to the regulatory authority which discusses proposed corrective actions to improve the capital position. The "Regulatory Action Level" is triggered if a company's Total Adjust Capital is less than 1.5 times but greater than or equal to 1.0 times its ACL. At the Regulatory Action Level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The "Authorized Control Level" is triggered if a company's Total Adjusted Capital is than 1.0 times but greater than or equal to 0.7 times its ACL, and the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The "Mandatory Control Level" is triggered if a company's Total Adjusted Capital is less than 0.7 times its ACL, and the regulatory authority is mandated to place the company under its control. The Insurance Companies have never failed to exceed these required levels of capital. There can be no assurance, however, that the capital requirements applicable to the business of the Insurance Companies will not increase in the future.

     The NAIC has also developed a set of eleven financial ratios, referred to as the Insurance Regulatory Information System (IRIS), for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny where four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results that are outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratio results being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

     During the years ended December 31, 1995 and 1996, either or both of the Insurance Companies reported results outside the acceptable range for the following IRIS tests: the two-year overall operating ratio and the change in net writings. The two-year overall operating ratio is a measure of company profitability which combines three ratios: the loss ratio, plus the expense ratio, minus the investment income ratio. A ratio result below 100% indicates a profit, and a ratio result above 100% indicates a loss. The change in net writings ratio is a measurement of the stability of a company's operations. For the year ended December 31, 1997, neither of the Insurance Companies reported results outside the acceptable range for any IRIS test. The table below sets forth IRIS ratios outside the acceptable range for the Insurance Companies during 1995, 1996 and 1997:

                                             INSURANCE
                                              VALUES
                                            EQUAL TO OR        MERCER MUTUAL                MIC
                                           -------------    --------------------    --------------------
RATIO NAME/DESCRIPTION                     OVER    UNDER    1997    1996    1995    1997    1996    1995
----------------------                     ----    -----    ----    ----    ----    ----    ----    ----
Change in net writings...................   33      (33)                                    263     (84)
Two-year overall operating ratio.........  100                               100                    109

     For Mercer Mutual, the 1995 two-year overall operating ratio was outside the acceptable range. Operating results were adversely impacted by winter storms and wind storms which resulted in significant losses in 1994, thereby increasing the 1995 two-year operating ratio.

     For MIC, the 1995 two-year overall operating ratio was outside the acceptable range. This ratio was negatively impacted by MIC's share of losses from winter storms and wind storms it assumed from Mercer Mutual under terms of their reinsurance treaties at the time. (These storms occurred in 1994 and increased MIC's 1995 two-year operating ratio.) The treaties with Mercer Mutual were terminated as of January 1, 1995. The termination of the intercompany reinsurance agreements resulted in the return of unearned premium reserves from MIC to Mercer Mutual. As a result, net writings dropped dramatically in 1995. The drop in net premium writings in 1995 caused the unusual results for the 1996 and 1995 net writings ratio.

     Guaranty Fund Laws. The states in which the Insurance Companies do business (New Jersey and Pennsylvania) have guaranty fund laws under which insurers doing business in such states can be assessed on the basis of premiums written by the insurer in that state in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder claims against insolvent insurers. The Insurance Companies make accruals for their portion of assessments related to such insolvencies when notified of assessments by the guaranty associations.

     New and Proposed Legislation and Regulations. The property and casualty insurance industry has recently received a considerable amount of publicity because of rising insurance costs and the unavailability of insurance. New regulations and legislation are being proposed to limit damage awards, to control plaintiffs' counsel fees, to bring the industry under regulation by the federal government and to control premiums, policy terminations and other policy terms. It is not possible to predict whether, in what form or in what jurisdictions any of these proposals might be adopted or the effect, if any, on the Insurance Companies. However, most of these proposals relate to automobile insurance. The Insurance Companies do not write, nor do they have any present intention to write in the future, personal automobile insurance (except through businesses which may be acquired through acquisition), and the Insurance Companies' commercial automobile insurance business is not material to the business of the Insurance Companies.

     Dividends. The Insurance Companies are restricted by the insurance laws of their respective states of domicile as to the amount of dividends or other distributions they may pay without notice to or the prior approval of the state regulatory authority. With respect to Mercer Mutual, the Pennsylvania Department's approval of the Conversion is subject to, among other things, the condition that for a period of three years following the Conversion, Mercer Mutual may not declare or pay a dividend to the Company without the approval of the Pennsylvania Department. After such three-year period has expired, Mercer Mutual's ability to declare and pay dividends to the Company will be subject to Pennsylvania law, which provides that the maximum amount that may be paid by Mercer Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Department cannot exceed the greater of 10% of Mercer Mutual's statutory surplus as reported on the most recent annual statement filed with the Pennsylvania Department, or the net income of Mercer Mutual for the period covered by such annual statement. If the dividend restrictions contained in the Orders were not in effect, then as of December 31, 1997, amounts available for payment of dividends by Mercer Mutual to the Company in 1998 without the prior approval of the Pennsylvania Department would have been approximately $2.0 million.

     Holding Company Laws. Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine the Insurance Companies and the Company at any time, require disclosure of material transactions by the Insurance Companies and the Company and require prior notice of approval of certain transactions, such as "extraordinary dividends" from the Insurance Companies to the Company.

     All transactions within the holding company system affecting the Insurance Companies and the Company must be fair and equitable. Notice of certain material transactions between an insurer and any person in its holding company system is required to be given to the applicable insurance commissioner and, in some states, certain of such transactions cannot be consummated without the prior approval of the applicable insurance commissioner.

     Approval of the applicable insurance commissioner is required prior to consummation of transactions affecting the control of an insurer. In New Jersey and Pennsylvania, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Pennsylvania law also prohibits any person from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a Pennsylvania insurer if, after the consummation of such an acquisition, such person would be in control of such insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a Pennsylvania insurer, unless such offer, request, invitation, acquisition, effectuation or attempt has received the prior approval of the Pennsylvania Department.

     New Antitakeover Legislation. On December 21, 1998, the Governor of Pennsylvania signed into law legislation that prohibits, from the time a mutual insurance company files with the Pennsylvania Department an application to convert to a stock company until the effective date of the conversion, any offer to acquire, announcement of an offer to acquire or acquisition of such converting company (the "Antitakeover Law"). Any such offer, announcement or acquisition would constitute a violation of the Act as well as the Pennsylvania holding company law described above. The Antitakeover Law only applies to conversion applications filed on or after December 21, 1998.

OFFER TO ACQUIRE MERCER MUTUAL

     On March 3, 1998, Mercer Mutual received an unsolicited offer from Franklin Mutual Insurance Company ("Franklin") to purchase from Mercer Mutual, upon the consummation of the Conversion, all of the to-be-issued capital stock of Mercer Mutual for a purchase price equal to the audited book value of Mercer Mutual at December 31, 1997 under generally accepted accounting principles. Under Franklin's proposal, Mercer Mutual was asked to amend the Plan to provide that policyholders would receive a distribution equal to such purchase price in accordance with a fair and equitable formula approved by the Pennsylvania Department. Franklin also committed to contribute an additional $5 million of capital to Mercer Mutual. Franklin made such offer without receiving the prior approval of the Pennsylvania Department. Mercer Mutual's Board of Directors unanimously rejected such offer because it was not in the best interests of Mercer Mutual and its policyholders and other constituents. On April 3, 1998, Mercer Mutual received a letter from Franklin reextending its offer. Such reextention was also made without the prior approval of the Pennsylvania Department. Mercer Mutual's Board of Directors again unanimously rejected such offer. Mercer Mutual believes, based on the advice of its counsel, that if the Antitakeover Law were applicable to the conversion application approved by the Orders (i.e., if Mercer Mutual had filed such application on or after December 21, 1998), Franklin's offers would be expressly prohibited by the Antitakeover Law.

LEGAL PROCEEDINGS

     Franklin Litigation. In May 1998, Franklin filed with the Pennsylvania Department a petition to intervene and request for a full adjudicatory hearing with respect to all proceedings of the Pennsylvania Department concerning Mercer Mutual's application for approval of the Plan. On October 20, 1998, the Pennsylvania Department issued the Orders approving the Plan and concluding that, among other things, in its review of the Plan, the Pennsylvania Department considered Franklin's petition to intervene and request for adjudicatory hearing as public comments, and not as formal pleadings because formal pleadings are not required or appropriate in the review of a proposed plan of conversion under the Act. Therefore, no further action was required to be taken by the Pennsylvania Department in response to Franklin's petition and request. On October 27, 1998, Franklin filed with the Pennsylvania Department an appeal of the Orders and a request for a full adjudicatory hearing. On November 6, 1998, the Pennsylvania Department rejected Franklin's appeal because the Pennsylvania Department had no jurisdiction to entertain such appeal. On November 9, 1998, Franklin filed a petition for review in the nature of an appeal with the Pennsylvania Commonwealth Court objecting to and requesting that the Court reverse the Orders (the "Franklin Action"). Mercer Mutual has filed with the Commonwealth Court a notice to intervene in the Franklin Action. The Franklin Action is still pending. Mercer Mutual believes that Franklin's claims in the Franklin Action are without merit, and Mercer Mutual intends to vigorously contest such claims. However, no assurance can be given that the Pennsylvania Department or Mercer Mutual will ultimately prevail in the Franklin Action or in any other litigation relating to the Conversion. For a description of the potentially adverse consequences that may result from the Franklin Action and other litigation that may affect the Conversion, see "Risk Factors -- Possible Adverse Impact of Litigation."

     Defamation Action. In July 1998, Mercer filed an action in the Pennsylvania Court of Common Pleas for Chester County against Franklin and its president, George H. Guptill, Jr., for intentional and negligent defamation relating to statements made by Franklin and Mr. Guptill in a June 5, 1998 press release that Mercer Mutual believes are false and misleading. In August 1998, Mercer Mutual dismissed such action and simultaneously filed the same action in the Superior Court of New Jersey for Mercer County. Franklin and Mr. Guptill have filed counterclaims against Mercer Mutual and its president, William C. Hart, alleging that certain statements made by Mercer Mutual and Mr. Hart in a July 2, 1998 press release were defamatory. Franklin and Mr. Guptill are seeking compensatory and punitive damages, interest, costs and attorneys' fees. Mercer Mutual and Mr. Hart believe that Franklin's and Mr. Guptill's allegations in their counterclaim are without merit and intend to vigorously defend this action. The bylaws of Mercer Mutual require Mercer Mutual to indemnify Mr. Hart against expenses (including attorneys' fees), amounts paid in settlement, judgments, and fines incurred by Mr. Hart in connection with this action, except that no indemnification is permitted if the act giving rise to the claim is determined by a court to constitute willful misconduct or recklessness.

     Other Litigation. In addition to the foregoing, the Insurance Companies are parties to litigation in the normal course of business. Based upon information presently available to them, the Insurance Companies' do not consider any such litigation to be material. However, given the uncertainties attendant to litigation, there can be no assurance that the Insurance Companies' results of operations and financial condition will not be materially adversely affected by any such litigation.

INTERCOMPANY AGREEMENTS

     Mercer Mutual and MIC are parties to a Management Agreement pursuant to which, in exchange for functions and services performed by employees of Mercer Mutual, all expenses for the workers' compensation business conducted by the Insurance Companies are borne by MIC. Mercer Mutual and MIC are also parties, together with QHC, to a Consolidated Tax Allocation Agreement whereby each company is allocated a pro rata share of the consolidated income tax expense based upon its contribution of taxable income to the consolidated group.

PROPERTIES

     The Company's and Insurance Companies' main offices are located at 10 North Highway 31, Pennington, New Jersey in a 14,357 square foot facility owned by Mercer Mutual. The Company also owns a tract of land adjacent to its main office property. Mercer Mutual also leases 1,000 square feet of office space in Yardley, Pennsylvania.

EMPLOYEES

     As of September 30, 1998, the total number of full-time equivalent employees of Mercer Mutual was 48. None of these employees are covered by a collective bargaining agreement and Mercer Mutual believes that employee relations are good. MIC does not have any employees.

                           MANAGEMENT OF THE COMPANY

DIRECTORS

     The Board of Directors of the Company consists of Roland D. Boehm, James J. Freda, William C. Hart, George T. Hornyak, Richard U. Niedt, Andrew R. Speaker, and Richard G. Van Noy, each of whom presently serves as a director of Mercer Mutual. The Board is divided into three classes with directors serving for three-year terms with approximately one-third of the directors being elected at each annual meeting of shareholders, beginning with the first annual meeting of shareholders following the Conversion. Messrs. Boehm and Freda have terms of office expiring at the first annual meeting, Messrs. Hart, Niedt and Van Noy have terms of office expiring at the annual meeting to be held one year thereafter, and Messrs. Hornyak and Speaker have terms of office expiring at the annual meeting to be held two years thereafter.

     The following table sets forth certain information regarding the directors of the Company.

                           AGE AT                                BUSINESS EXPERIENCE
                        SEPTEMBER 30,    DIRECTOR              FOR THE LAST FIVE YEARS;
                            1998         SINCE(1)                OTHER DIRECTORSHIPS
                        -------------    --------              ------------------------
Roland D. Boehm........      60            1980      Vice Chairman of the Board of Directors of
                                                     the Company, Mercer Mutual and MIC; Owner of
                                                     Boehm Appraisal; Director of Prestige
                                                     Financial Corp.
James J. Freda.........      77            1985      Director of the Company, Mercer Mutual and
                                                     MIC; Owner of James J. Freda, Inc.
William C. Hart........      65            1970      President, Chief Executive Officer and
                                                     Director of the Company, Mercer Mutual and
                                                     MIC
George T. Hornyak, Jr..      48            1985      Director of the Company, Mercer Mutual and
                                                     MIC; since December 18, 1998, Director of
                                                     and consultant for First Sentinel Bancorp,
                                                     Inc.; From 1991 to December 18, 1998,
                                                     President, Chief Executive Officer and
                                                     Director of Pulse Bancorp, Inc. and Pulse
                                                     Savings Bank
Richard U. Niedt.......      67            1979      Director of the Company, Mercer Mutual and
                                                     MIC; Retired
Andrew R. Speaker......      35            1997      Executive Vice President, Chief Operating
                                                     Officer, Chief Financial Officer, Treasurer
                                                     and Director of the Company, Mercer Mutual
                                                     and MIC
Richard G. Van Noy.....      57            1979      Chairman of the Board of Directors of the
                                                     Company and Mercer Mutual and MIC; Hopewell
                                                     Township Administrator

---------------

(1) Indicates year first elected as a director of Mercer Mutual. All members of the Board of Directors of the Company have served as directors of the Company since its incorporation.

     Following the Conversion, directors of Mercer Mutual will be paid a monthly retainer of $950 and a monthly meeting fee of $700 and directors of MIC will be paid a monthly retainer of $350. Directors may elect to defer payment of such fees until a later date pursuant to the terms of Mercer Mutual's Corporate Director Deferred Compensation Plan. Mercer Mutual pays interest on such deferred amounts at a floating market rate. No director of the Company has received any remuneration from the Company since its formation and the Company does not presently intend to pay any fees for service as a director of the Company. Directors of Mercer Mutual elected after October 1, 1997 who receive a salary from Mercer Mutual or its affiliates are not entitled to receive an annual retainer or other additional compensation from Mercer Mutual for services rendered as directors or committee members.

     Since 1990, Mercer Mutual has maintained a Benefit Agreement pursuant to which it provides a pension to all directors upon their retirement from the Board. The pension is in the form of a monthly payment equal to the director's monthly retainer fee in effect on such director's retirement date. If a participating director dies prior to receiving 120 monthly payments under this plan, his beneficiaries are entitled to receive such payments until the total number of payments received by the director and his beneficiaries equals 120.

  Certain Transactions

     Since 1994, Mercer Mutual has been a party to a consulting agreement (the "Consulting Agreement") with director Roland D. Boehm. The Consulting Agreement provides that Mr. Boehm is required to provide certain advisory services to Mercer Mutual for annual compensation of $31,200. The Consulting Agreement has a term of one year and is renewable at the option of the Board of Directors. The current term expires on April 1, 1999 and management expects that the Board of Directors will renew the one-year term at that time.

EXECUTIVE OFFICERS

     The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors of the Company.

     The following table sets forth certain information regarding the executive officers of the Company.

                            AGE AT        EXECUTIVE
                         SEPTEMBER 30,     OFFICER                                      BUSINESS EXPERIENCE
         NAME                1998         SINCE(1)              TITLE                 FOR THE LAST FIVE YEARS
         ----            -------------    ---------             -----                 -----------------------
William C. Hart........       65            1986       President and Chief         President, Chief Executive
                                                       Executive Officer             Officer, and Director of
                                                                                     Mercer Mutual and MIC
Andrew R. Speaker......       35            1990       Executive Vice              Executive Vice President and
                                                       President, Chief              Chief Operating Officer of
                                                       Operating Officer, Chief      Mercer Mutual and MIC since
                                                       Financial Officer and         October 1, 1997; Senior
                                                       Treasurer                     Vice President of Mercer
                                                                                     Mutual and MIC from April
                                                                                     1994 to October 1, 1997;
                                                                                     Chief Financial Officer and
                                                                                     Treasurer of Mercer Mutual
                                                                                     and MIC since 1990
Marion J. Crum.........       55            1984       Vice President and          Vice President and Secretary
                                                       Secretary                   of Mercer Mutual and MIC
John G. Danka..........       50            1995       Vice President and          Vice President of Mercer
                                                       Marketing Director            Mutual and MIC since 1995;
                                                                                     Marketing Director of
                                                                                     Mercer Mutual and MIC since
                                                                                     1994; Senior Manager,
                                                                                     American Reliance Companies
                                                                                     from 1988 to 1994
Paul D. Ehrhardt.......       40            1996       Vice President              Vice President of Mercer
                                                                                     Mutual and MIC since 1996;
                                                                                     Regional Vice President,
                                                                                     VIK Brothers Insurance
                                                                                     Group from 1995 to 1996;
                                                                                     Branch Manager, American
                                                                                     Reliance Companies from
                                                                                     1991 to 1995

---------------
(1) Indicates year first appointed as an executive officer of Mercer Mutual. Each executive officer of the Company was first appointed on November 12, 1997.

EXECUTIVE COMPENSATION

     The executive officers of the Company have received no compensation from the Company since its formation. The following table sets forth information regarding the compensation of the President and Chief Executive Officer, the Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer, and a Vice President of the Company, for each of the fiscal years ended December 31, 1996, 1997 and 1998. All compensation paid in 1996, 1997 and 1998 to such executive officers was paid by Mercer Mutual. No other executive officer of the Company received compensation in excess of $100,000 for the fiscal year ended December 31, 1998.

                                                           SALARY                   ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     (1)(2)      BONUS     COMPENSATION(4)
---------------------------                       ----    --------    -------    ---------------
William C. Hart.................................  1998    $163,076    $ --(3)        $6,392
  President and Chief Executive Officer           1997     144,905     30,000         5,925
                                                  1996     135,776      9,102         5,919
Andrew R. Speaker...............................  1998     127,404      --(3)         4,568
  Executive Vice President,                       1997     108,421     25,000         4,110
  Chief Operating Officer,                        1996      97,964      7,079         3,768
  Chief Financial Officer and Treasurer
Paul D. Ehrhardt................................  1998      95,384      --(3)         3,731
  Vice President                                  1997      84,616     19,000         2,003
                                                  1996(5)   50,769      4,045             0

---------------
(1) Includes amounts which were deferred pursuant to Mercer Mutual's 401(k) plan. Under the 401(k) plan, employees who elect to participate may elect to have earnings reduced and to cause the amount of such reduction to be contributed to the 401(k) plan's related trust in an amount up to 15% of earnings. Any employee who has completed one year of service and has worked 1,000 hours in a plan year is eligible to participate in the 401(k) plan.

(2) Mercer Mutual provided other benefits to the executive officers in connection with their employment. The value of such personal benefits, which is not directly related to job performance, is not included in the table above because the value of such benefits does not exceed the lesser of $50,000 or 10% of the salary and bonus paid to any executive officer.

(3) Bonuses for the year ended December 31, 1998 will not be determined until February 1999. These determinations will be first calculated for the officer group as a whole, based on the net income, combined ratio and underwriting profitability of the Insurance Companies. The Compensation Committee of the Board of Directors will then allocate to each individual officer his or her share of the total bonus amount, based on job performance.

(4) Includes amounts contributed under the 401(k) plan for the benefit of the executive officer. Mercer Mutual contributes 2% of an employee's salary. In addition, Mercer Mutual will make a matching contribution equal to 66.7% of the employee's salary reduction up to a maximum of 2% of the employee's salary.

(5) Mr. Ehrhardt commenced his employment with Mercer Mutual in 1996.

CERTAIN BENEFIT PLANS AND AGREEMENTS

     In connection with the Conversion, the Company's Board of Directors has approved the ESOP and certain employment agreements with the executive officers of the Company. After completion of the Conversion, the Company's Board of Directors intends to adopt the Compensation Plan and the MRP, subject to shareholder approval. In addition, Mercer Mutual has an existing 401(k) plan and profit sharing plan in which the executive officers of the Company will be eligible to participate after the Conversion.

  Stock Compensation Plan.

     After completion of the Conversion, the Company's Board of Directors intends to adopt the Compensation Plan, subject to receipt of shareholder approval at the Company's first annual meeting of shareholders after the Conversion.

     The purpose of the Compensation Plan will be to provide additional incentive to directors and employees of the Company and Mercer Mutual by facilitating their purchase of stock in the Company. It is anticipated that the Compensation Plan will have a term of ten years from the date of its approval by the Company's shareholders (unless the plan is earlier terminated by the Board of Directors of the Company), after which ten year period no awards may be made. Pursuant to the Compensation Plan, a number of shares equal to 10% of the shares of Common Stock that are issued in the Conversion will be reserved for future issuance by the Company, in the form of newly-issued or treasury shares, upon exercise of stock options ("Options") or stock appreciation rights ("SARs"), or the grant of restricted stock ("Restricted Stock"). Options, SARs, and Restricted Stock are collectively referred to herein as "Awards."

     It is intended that Options granted under the Compensation Plan will constitute either incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code) ("ISOs")) or options that do not so qualify ("Non-ISOs"). Management expects that the exercise price for Options will be determined as of the date the Option is granted based on the then market price of the Common Stock and other factors.

     A SAR may be granted in tandem with all or any part of any Option or without any relationship to any Option. Whether or not a SAR is granted in tandem with an Option, exercise of the SAR will entitle the optionee to receive all or a percentage of the excess of the then fair market value of the shares of Common Stock subject to the SAR at the time of its exercise, over the aggregate exercise price of the shares subject to the SAR.

     Restricted Stock is Common Stock which is nontransferable and forfeitable until a grantee's interest therein vests. Nevertheless, the grantee typically is entitled to vote the Restricted Stock and to receive dividends and other distributions made with respect to the Restricted Stock.

     The terms and conditions of the Compensation Plan are currently under consideration by the Company's Board of Directors. The initial grant of Options under the Compensation Plan is expected to take place on the date of the receipt of shareholder approval of the Compensation Plan. No decisions concerning the number of options to be granted to any director or officer have been made at this time. No Awards will be made prior to the receipt of shareholder approval of the Compensation Plan.

  Employee Stock Ownership Plan.

     In connection with the Conversion, the Company's Board of Directors has adopted the Company's Employee Stock Ownership Plan (the "ESOP") for the exclusive benefit of participating employees, to be implemented upon the completion of the Conversion. Participating employees are all employees of the Company and its subsidiaries who have attained age 21 and completed one year of service with the Company or its subsidiaries. The Company will submit to the IRS an application for a letter of determination as to the tax-qualified status of the ESOP. Although no assurances can be given, the Company expects that the ESOP will receive a favorable letter of determination from the IRS.

     The ESOP intends to borrow funds from the Company pursuant to the ESOP Loan in an amount sufficient to purchase 10% of the Common Stock issued in the Conversion. The ESOP Loan will bear an interest rate equal to the prime rate of interest set forth in The Wall Street Journal on the closing date of the Conversion. At the Total Midpoint, the ESOP Loan will require the ESOP to make monthly principal payments of $24,583, plus interest, for a term of 10 years. The loan will be secured by the shares of Common Stock purchased and earnings thereon. Shares purchased with the ESOP Loan proceeds will be held in a suspense account for allocation among participants as the ESOP Loan is repaid. Mercer Mutual expects to contribute sufficient funds to the ESOP to repay the ESOP Loan.

     Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual wages subject to federal income tax withholding, plus any amounts withheld under a plan qualified under Sections 125 or 401(k) of the Code and sponsored by the Company or an affiliate of the Company. Participants must be employed at least 500 hours in a calendar year in order to receive an allocation. A participant becomes 100% vested in his or her right to ESOP benefits only after completing 5 years of service. For vesting purposes, a year of service means any year in which an employee completes at least 1,000 hours of service. Vesting will be accelerated to 100% upon a participant's attainment of age 65, death, or disability. Forfeitures will be reallocated to participants on the same basis as other contributions. Benefits are payable upon a participant's retirement, death, disability, or separation from service, and will be paid in a lump sum or whole shares of Common Stock (with cash paid in lieu of fractional shares). Dividends paid on allocated shares are expected to be credited to participant accounts within the ESOP or paid to participants, and dividends on unallocated shares are expected to be used to repay the ESOP loan.

     The Company will administer the ESOP, and an unaffiliated bank or trust company will be appointed as trustee of the ESOP (the "ESOP Trustee"). The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustee in the same proportion as the participant-directed voting of allocated shares.

  Management Recognition Plan.

     After completion of the Conversion, the Company's Board of Directors intends to adopt the MRP subject to receipt of shareholder approval at the Company's first annual meeting of shareholders after the Conversion. The objective of the MRP will be to enable the Company to reward and retain key personnel. Those eligible to receive benefits under the MRP will be directors and executive officers of the Company and the Insurance Companies.

     It is intended that the MRP may grant up to an aggregate number of shares equal to 4% of the shares of the Common Stock that were issued in the Conversion (the "MRP Shares"). The Company intends to contribute sufficient funds to the MRP Trust to enable it to purchase the MRP shares in the open market. However, if the MRP Trustees are unable to purchase all of the MRP Shares in the open market at a price which is satisfactory to the MRP Trustees in their discretion, then all or a portion of the MRP Shares will consist of newly issued shares of authorized Common Stock issued directly by the Company to the MRP Trust. Subject to the foregoing, at the Total Minimum, Total Midpoint, Total Maximum, the Company anticipates that the number of MRP Shares purchased in the open market would be 100,300 shares, 118,000 shares, and 135,700 shares, respectively, and assuming that all of the MRP Shares purchased in the open market are purchased at the Purchase Price, the cost to the Company would be $1,003,000, $1,180,000 and $1,357,000, respectively.

     It is anticipated that all of the MRP Shares will be awarded to eligible directors and executive officers in exchange for service and at no cost to them pursuant to the terms of the MRP. It is further anticipated that vesting will occur at the rate of 20% per year of service following the award date.

     The terms and conditions of the MRP are currently under consideration by the Company's Board of Directors. The Company's Board of Directors intends to seek shareholder approval of the MRP at the first annual meeting of shareholders following completion of the Conversion. No decisions have been made concerning the number of MRP awards to be granted to any director or officer. No awards will be made prior to shareholder approval of the MRP.

  Executive Employment Agreements.

     As of October 1, 1997, William C. Hart and Andrew R. Speaker, and as of October 1, 1998, Paul D. Ehrhardt, each entered into Employment Agreements with the Company and Mercer Mutual (collectively, the "Employment Agreements"). Each Employment Agreement has an initial three-year term and after the expiration of each year of the term, provides for a one-year extension, upon review by the Board of Directors, so as to maintain a three-year term, unless the Company or the executive gives prior written notice of nonrenewal. Under their respective Employment Agreements, as currently in effect, Mr. Hart is entitled to receive an annual base salary of not less than $170,000; Mr. Speaker is entitled to receive an annual base salary of not less than $135,000; and Mr. Ehrhardt is entitled to receive a base salary of not less than $110,000. In addition, Messrs. Hart, Speaker and Ehrhardt are each entitled to participate in any other incentive compensation and employee benefit plans that the Company maintains.

     In the event the Company terminates the executive's employment for "Cause" as defined in the Employment Agreements, the executive will be entitled to receive his accrued but unpaid base salary and an amount for all accumulated but unused vacation time earned through the date of his termination.

     In the event the Company terminates the executive's employment without Cause, the executive will be entitled to receive an annual amount equal to the greater of (i) his highest base salary received during one of the two years immediately preceding the year in which he is terminated, or (ii) his base salary in effect immediately prior to his termination, for the remainder of the term of his Employment Agreement. In addition, during the remaining term of his Employment Agreement, the executive will annually be entitled to (i) an amount equal to the higher of the aggregate bonuses paid to him in one of the two years immediately preceding the year in which he is terminated and (ii) an amount equal to the sum of the highest annual contribution made on his behalf (other than his own salary reduction contributions) to each of the Company's tax qualified and non-qualified defined contribution plans (as such term is defined in Section 3(35) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) in the year in which he is terminated or in one of the two years immediately preceding such year. The executive will also be entitled to certain retirement, health and welfare benefits.

     In the event the executive terminates his employment with the Company for "Good Reason," as defined in the Employment Agreements, the executive will be entitled to receive the same amounts and benefits he would receive if terminated without Cause. In the event the executive terminates his employment with the Company without Good Reason, the executive will be entitled to receive his accrued but unpaid base salary until the date of termination and an amount for all accumulated but unused vacation time through the date of the determination of his employment.

     In the event of the executive's death or disability during the term of his employment, the executive and his eligible dependents or his spouse and her eligible dependents, as the case may be, will be entitled to receive certain cash amounts and certain health and welfare benefits.

     In the event that the executive is required to pay any excise tax imposed under Section 4999 of the Code (or any similar tax imposed under federal, state or local law) as a result of any compensation and benefits received under his Employment Agreement in connection with a change in control, the Company will pay to the executive an additional amount such that the net amount retained by him, after the payment of such excise taxes (and any additional income tax resulting from such payment by the Company), equals the amount he would have received but for the imposition of such taxes.

     The Employment Agreements further provide that in the event the executive's employment is terminated for Cause or he voluntarily terminates his employment prior to a "Change in Control," as defined in the Employment Agreements, the executive may not, for a period of twelve months after the date of termination, without the prior written consent of the Company's Board of Directors, become an officer, director or a shareholder or equity owner of 4.9% or more of any property and casualty insurance company with its corporate headquarters located within New Jersey. In addition, during the executive's employment and for a period of 12 months following the termination of his employment, except following a Change in Control, the executive may not solicit, endeavor to entice away from the Company, its subsidiaries or affiliates, or otherwise interfere with the relationship of the Company or its subsidiaries or affiliates with any person who is, or was within the then most recent 12-month period, an employee or associate of the Company or any of its subsidiaries or affiliates.

                                 THE CONVERSION

     THE PLAN HAS BEEN APPROVED BY THE PENNSYLVANIA DEPARTMENT, SUBJECT TO THE PLAN'S APPROVAL BY THE POLICYHOLDERS OF MERCER MUTUAL ENTITLED TO VOTE AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE PENNSYLVANIA DEPARTMENT IN ITS APPROVAL. APPROVAL BY THE PENNSYLVANIA DEPARTMENT DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN.

BACKGROUND AND REASONS FOR THE CONVERSION

     Mercer Mutual's exposure to severe winter weather conditions has been a major factor affecting its underwriting results since 1991. Operating results in 1994 and 1996 were adversely affected by losses from severe winter storms in such years that were largely responsible for Mercer Mutual's $1.4 million net operating loss in 1994 and that reduced net income by $665,000 in 1996. In order to reduce the risk caused by this exposure, Mercer Mutual's strategic plan is expressly predicated upon geographically diversifying its business and improving capital strength. Mercer Mutual's Board of Directors believes that the geographic diversification that could be achieved under Mercer Mutual's current organizational structure as a mutual insurance company, by engaging in relationships with independent agencies in other geographic areas, through acquisitions or otherwise, would be a lengthy process, and would be limited to the extent of Mercer Mutual's capital and personnel resources, as well as by its inability to issue stock to finance acquisitions. The Board of Directors of Mercer Mutual has determined that the fastest and most effective method to achieve its goals is through a conversion to a stock company and a simultaneous and substantial infusion of capital. The ability to issue stock and the additional capital would immediately allow Mercer Mutual to seek and finance the acquisition of companies with significant business in other geographic areas, and would provide additional policyholder protection.

     Since 1996, Mercer Mutual has considered various capital formation alternatives and has elected to proceed with the Conversion in accordance with the provisions of the Pennsylvania Insurance Company Mutual to Stock Conversion Act (the "Act"). The Act was passed by the Pennsylvania General Assembly in December 1995. On August 12, 1997, management was directed by the Board of Directors of Mercer Mutual to explore the process and feasibility of Conversion under the Act. On September 11, 1997, the Board of Directors authorized further study and requested a presentation with respect to the process at its meeting on September 26, 1997. At such meeting, management was directed to prepare the Plan for consideration at the next regularly scheduled meeting of the Board of Directors. On October 17, 1997, the Board of Directors of Mercer Mutual unanimously adopted the Plan, subject to approval by the Pennsylvania Department and the policyholders of Mercer Mutual. The Board of Directors unanimously adopted amendments to the Plan on November 12, 1997 and on April 15 and May 13, 1998. An application with respect to the Conversion was filed by Mercer Mutual with the Pennsylvania Department on November 26, 1997 and notice of the filing and the opportunity to comment on and to request and receive a copy of the Plan was mailed on December 2, 1997 to all Eligible Policyholders, as required by law. In May 1998, Franklin Mutual Insurance Company ("Franklin") filed with the Pennsylvania Department a petition to intervene and request for a full adjudicatory hearing with respect to all proceedings of the Pennsylvania Department concerning Mercer Mutual's application for approval of the Plan. The Pennsylvania Department held an informational public hearing regarding the Conversion on June 5, 1998. By orders dated October 20, 1998 (the "Orders"), the Plan was approved by the Pennsylvania Department and the Company received the approval of the Pennsylvania Department to acquire control of Mercer Mutual. The Orders also conclude that, among other things, in its review of the Plan, the Pennsylvania Department considered Franklin's petition to intervene and request for adjudicatory hearing as public comments, and not as formal pleadings because formal pleadings are not required or appropriate in the review of a proposed plan of conversion under the Act. Therefore, no further action was required to be taken by the Pennsylvania Department in response to Franklin's petition and request. On October 27, 1998, Franklin filed with the Pennsylvania Department an appeal of the Orders and a request for a full adjudicatory hearing. On November 6, 1998, the Pennsylvania Department rejected Franklin's appeal because the Pennsylvania Department had no jurisdiction to entertain such appeal. On November 9, 1998, Franklin filed a petition for review in the nature of an appeal with the Pennsylvania Commonwealth Court objecting to and requesting that the Court reverse the Orders (the "Franklin Action"). Mercer Mutual has filed with the Commonwealth Court a notice to intervene in the Franklin Action. The Franklin Action is still pending. See "Risk Factors -- Possible Adverse Impact of Litigation" and "-- Requirement for Policyholder Approval," and "Business -- Offer to Acquire Mercer Mutual" and "-- Legal Proceedings." The Plan is subject to the approval of the Eligible Policyholders at the Special Meeting.

GENERAL

     The Conversion will be accomplished through the filing with the Department of State of the Commonwealth of Pennsylvania of amended and restated Articles of Incorporation of Mercer Mutual to authorize the issuance of shares of the capital stock of Mercer Mutual and to conform to the requirements of a Pennsylvania stock insurance company. The Company has received the approval of the Pennsylvania Department to contribute $5.0 million of the net proceeds of the Offering to Mercer Mutual in exchange for all of the capital stock of Mercer Mutual to be issued in the Conversion. See "Use of Proceeds." Upon issuance of the shares of capital stock of Mercer Mutual to the Company, Mercer Mutual will become a wholly-owned subsidiary of the Company. The Conversion will be effected only upon completion of the sale of at least the minimum number of shares of Common Stock required to be sold by the Company pursuant to the Plan. The Conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering which will not change the historical accounting basis of Mercer Mutual's financial statements.

     The aggregate purchase price of the Common Stock to be issued in the Conversion will be within the Estimated Valuation Range of between $25,075,000 and $33,925,000, based upon an independent Appraisal of the estimated consolidated pro forma market value of the Common Stock prepared by Sheshunoff. All shares of Common Stock to be issued and sold in the Conversion will be sold at the same price of $10.00 per share. The independent Appraisal will be affirmed or, if necessary, updated upon the completion of the Conversion Offerings if all shares are subscribed for or at the completion of any Syndicated Community Offering. Sheshunoff is a consulting firm experienced in corporate valuations. For additional information, see "Stock Pricing and Number of Shares to be Issued" herein.

     The following is a summary of certain aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan, a copy of which is available for inspection at the Company's principal executive offices located at 10 North Highway 31, Pennington, New Jersey. A copy of the Plan was also sent by Mercer Mutual to each Eligible Policyholder together with the notice of the Special Meeting. The Plan is also filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Available Information."

OFFERING OF COMMON STOCK

     Under the Plan, the Company is offering shares of Common Stock in the Subscription Offering first to the Eligible Policyholders, second to the ESOP, and third to the directors, officers and employees of Mercer Mutual. Subscription rights received in the third category will be subordinated to the subscription rights of the Eligible Policyholders. The Company is also concurrently offering Common Stock to the general public in the Community Offering. See "The Conversion Offerings." It is anticipated that all shares not subscribed for in the Conversion Offerings will be offered for sale by the Company to the general public in the Syndicated Community Offering. See "Syndicated Community Offering."

     The completion of the Offerings is subject to market conditions and other factors beyond the Company's control. In the event that the Conversion is not completed, Mercer Mutual will remain a mutual insurance company and all subscription funds will be promptly returned to subscribers without interest. In addition, Mercer Mutual would be required to charge all Conversion expenses against current income. As of September 30, 1998, such charge would equal $916,000, and would have a material adverse effect on Mercer Mutual's financial condition and results of operations.

BUSINESS PURPOSES

     The Company was formed to serve as the holding company for all of the issued and outstanding capital stock of Mercer Mutual upon completion of the Conversion. The portion of the net proceeds from the sale of

Common Stock in the Conversion that the Company will contribute to Mercer Mutual will substantially increase Mercer Mutual's surplus which will, in turn, enhance policyholder protection and increase the amount of funds available to support both current operations and future growth and thereby provide increased opportunities for existing employees while creating new jobs. The holding company structure also will provide greater flexibility for diversification of business activities and geographic operations. Management believes that this increased capital and operating flexibility will enable the Company and Mercer Mutual to compete more effectively with other insurance companies. In addition, the Conversion will enhance the future access of the Company and Mercer Mutual to the capital markets.

     After completion of the Conversion, the unissued Common Stock and preferred stock authorized by the Company's Articles of Incorporation will permit the Company to raise additional equity capital through further sales of securities and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities following the Conversion, other than the possible issuance of additional shares under the MRP and Compensation Plan, if implemented. Following completion of Conversion, the Company also will be able to use stock-related incentive programs to attract, motivate and retain highly qualified employees for itself and its subsidiaries. See "Management of the Company -- Certain Benefit Plans and Agreements."

EFFECT OF CONVERSION ON POLICYHOLDERS

  General.

     Each policyholder in a mutual insurance company, including each policyholder of Mercer Mutual, has certain interests in its policy issuing insurance company in addition to the contractual right to insurance coverage afforded by the policyholder's policy of insurance. These interests are (i) the right to vote with respect to the election of directors of the company and certain other fundamental corporate transactions, such as an amendment to the articles of incorporation of the company or a merger of the company, and (ii) the right to receive dividends if, as and when declared by the board of directors of the company (Mercer Mutual has never declared a policyholder dividend and currently does not anticipate doing so in the future). In addition, Pennsylvania law is unclear as to the consequences in the unlikely event of a solvent dissolution of the company. One provision of Pennsylvania law with respect to nonstock corporations (such as Mercer Mutual) states that in the absence of any controlling provisions of the articles, bylaws or other documents evidencing membership in a nonstock corporation, upon a solvent dissolution, members have the right to receive a pro rata distribution of any surplus remaining after the satisfaction of all claims and other liabilities of the company. A more recently enacted provision of Pennsylvania law that is specifically applicable to mutual insurance companies states that any surplus of a mutual insurance company remaining after satisfaction of all claims and liabilities escheats to the Commonwealth of Pennsylvania. In the view of the Pennsylvania Department, the more recent statute specifically applicable to mutual insurance companies which provides for escheat is controlling.

     In any event, all interests in a mutual insurance company are incident to, and contingent upon the existence of, the underlying insurance policy. These interests have no tangible market value separate from such insurance policy, and a policyholder who terminates his policy automatically forfeits the interests in the company described above. Upon the completion of the Conversion, policyholder interests in Mercer Mutual, other than contract rights under policies of insurance, will be terminated as a result of the Conversion.

     If the Plan is not approved by the Eligible Policyholders or if the Conversion fails to be completed for any other reason, Mercer Mutual will continue its existence as a mutual insurance company and Eligible Policyholders will retain the rights described above.

  Continuity of Insurance Coverage and Business Operations.

     The Conversion will not affect the contractual rights of policyholders to insurance protection under their individual insurance policies with Mercer Mutual. During and after the Conversion, the normal business of Mercer Mutual of issuing insurance policies in exchange for premium payments and processing and paying claims will continue without change or interruption. After the Conversion, Mercer Mutual will continue to provide services for policyholders under current policies and by its present management and staff.

     The Board of Directors of Mercer Mutual at the time of the Conversion will continue to serve as the Board of Directors of Mercer Mutual after the Conversion. The Board of Directors of the Company will consist of the following persons, each of whom is an existing director of Mercer Mutual: Roland D. Boehm, James J. Freda, William C. Hart, George T. Hornyak, Richard U. Niedt, Andrew R. Speaker and Richard G. Van Noy. See "Management of the Company -- Directors." All officers of Mercer Mutual at the time of the Conversion will retain their positions with Mercer Mutual after the Conversion.

  Voting Rights.

     Upon completion of the Conversion, the voting rights of all policyholders in Mercer Mutual will terminate and policyholders will no longer have the right to elect the directors of Mercer Mutual or approve transactions involving Mercer Mutual. Instead, voting rights in Mercer Mutual will be vested exclusively in the Company, which will own all the capital stock of Mercer Mutual. Voting rights in the Company will be vested exclusively in the shareholders of the Company, including Eligible Policyholders who purchase shares of Common Stock in the Subscription Offering. Each holder of Common Stock shall be entitled to vote on any matter to be considered by the shareholders of the Company, subject to the terms of the Company's Articles of Incorporation, Bylaws and to the provisions of Pennsylvania and federal law. See "Description of Capital
Stock -- Common Stock."

  Policyholder Dividends.

     The Conversion will not affect the right of a policyholder to receive dividends from Mercer Mutual in accordance with the terms of the policyholder's existing policy of insurance, which provides that dividends will be paid only if, as and when declared by the Board of Directors of Mercer Mutual. However, Mercer Mutual has never declared a policyholder dividend and presently does not anticipate doing so in the future, whether or not Mercer Mutual converts to stock form. With respect to the Company, its shareholders, including Eligible Policyholders who purchase shares of Common Stock in the Subscription Offering, will have the exclusive right to receive dividends paid by the Company, if any. See "Description of Capital Stock -- Common Stock."

  Rights Upon Dissolution.

     While it may be unclear what right policyholders would have if there were a solvent dissolution of Mercer Mutual, it is clear that after the Conversion, policyholders will no longer have the right to receive a pro rata distribution of any remaining surplus of Mercer Mutual. Instead, this right will vest in the Company as the sole shareholder of Mercer Mutual. In the event of a liquidation, dissolution or winding up of the Company, shareholders of the Company, including Eligible Policyholders who purchase shares of Common Stock in the Subscription Offering, would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company. See "Description of Capital Stock -- Common Stock."

THE CONVERSION OFFERINGS

  Subscription Offering.

     Nontransferable subscription rights to purchase shares of Common Stock are being issued to all persons entitled to purchase stock in the Subscription Offering at no cost to such persons. The amount of Common Stock that these parties may purchase will be determined, in part, by the total number of shares of Common Stock to be issued and the availability of Common Stock for purchase under the categories set forth in the Plan.

     Preference categories have been established for the allocation of Common Stock to the extent that shares are available. These categories are as follows:

     Subscription Category No. 1 is reserved for Eligible Policyholders of Mercer Mutual (those persons who are named insureds at the close of business on October 17, 1997 (the "Eligibility Record Date") under an existing insurance policy issued by Mercer Mutual). Each Eligible Policyholder will receive, without payment, subscription rights to purchase up to 100,000 shares of Common Stock at the Purchase Price; provided, however, that the maximum number of shares that may be purchased by Eligible Policyholders in the aggregate is 3,392,500 shares. In the event of an oversubscription, shares of Common Stock will be allocated among subscribing Eligible Policyholders, as follows. First, shares of Common Stock will be allocated among subscribing Eligible Policyholders so as to permit each such Eligible Policyholder, to the extent possible, to purchase the lesser of (i) 1,000 shares, or (ii) the number of shares for which such Eligible Policyholder has subscribed. Second, any shares of Common Stock remaining after such initial allocation will be allocated among the subscribing Eligible Policyholders whose subscriptions remain unsatisfied in the proportion in which the aggregate number of shares as to which each such Eligible Policyholder's subscription remains unsatisfied bears to the aggregate number of shares as to which all Eligible Policyholders' subscriptions remain unsatisfied; provided, however, that no fractional shares of Common Stock shall be issued. If, because of the magnitude of the oversubscription, shares of Common Stock cannot be allocated among subscribing Eligible Policyholders so as to permit each such Eligible Policyholder to purchase the lesser of 1,000 shares or the number of shares subscribed for, then shares of Common Stock will be allocated among the subscribing Eligible Policyholders in the proportion in which: (i) the aggregate number of shares subscribed for by each such Eligible Policyholder bears to (ii) the aggregate number of shares subscribed for by all Eligible Policyholders; provided, however, that no fractional shares of Conversion Stock shall be issued.

     The following table sets forth the maximum number of shares that an Eligible Policyholder could purchase if a certain number of Eligible Policyholders each subscribed for the maximum number of shares:

      NUMBER OF              PERCENTAGE OF         MAXIMUM NUMBER
ELIGIBLE POLICYHOLDERS   ELIGIBLE POLICYHOLDERS       OF SHARES
   SUBSCRIBING FOR          SUBSCRIBING FOR        EACH SUBSCRIBER
  100,000 SHARES(1)          100,000 SHARES       COULD PURCHASE(1)
----------------------   ----------------------   -----------------
        42,178                    100%                    80
        31,634                     75%                   107
        21,089                     50%                   160
        10,545                     25%                   321

---------------
(1) Assumes that all subscribing Eligible Policyholders subscribe for 100,000 shares. If any other Eligible Policyholders subscribes for less than 100,000 shares, the maximum number of shares that a subscriber for 100,000 shares could purchase could be less than the amount reflected in the table.

     Subscription Category No. 2 is reserved for the ESOP, which shall receive, without payment, nontransferable subscription rights to purchase at the Purchase Price, in the aggregate, up to 10% of the total shares of Common Stock to be issued in the Offerings. The ESOP is expected to purchase 10% of the total shares of Common Stock issued in the Offerings. See "Management of the Company -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."

     Subscription Category No. 3 is reserved for directors, officers and employees of Mercer Mutual. Each director, officer and employee of Mercer Mutual will receive, without payment, subscription rights to purchase up to 100,000 shares of Common Stock at the Purchase Price; provided, however, that such subscription rights will be subordinated to the subscription rights received by the Eligible Policyholders and may be exercised only to the extent that there are shares of Common Stock that could have been purchased by Eligible Policyholders, but which remain unsold after satisfying the subscriptions of all Eligible Policyholders. In the event of an oversubscription among the directors, officers and employees, shares of Common Stock shall be allocated among them on the basis of a point system under which each director, officer and employee will be assigned one point for each year of service to Mercer Mutual, one point for each then current annual salary increment of $5,000, and one point for each office held in Mercer Mutual. Each subscribing director, officer or employee will then receive that number of shares of Common Stock equal to the remaining unallocated shares of Common Stock multiplied by a fraction the numerator of which is the number of points held by such director, officer or employee and the denominator of which is the total number of points held by all subscribing directors, officers and employees. A director, officer or employee of Mercer Mutual who subscribes to purchase shares of Common Stock and who is also eligible to purchase shares of Common Stock as an Eligible Policyholder will be deemed to purchase Common Stock first in his or her capacity as an Eligible Policyholder. The total number of shares that each director, officer or employee will be able to purchase both in his or her capacities as an Eligible Policyholder and a director, officer or employee, will equal 100,000 shares in the aggregate. Each of the Company's directors and executive officers is also an Eligible Policyholder and will purchase all of his or her shares in his or her capacity as an Eligible Policyholder and not under Subscription Category No. 3.

     The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for Common Stock pursuant to the Plan reside. However, no person will be offered or allowed to purchase any Common Stock under the Plan if he or she resides in a foreign country or in a state of the United States with respect to which any or all of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the Plan reside in such state or foreign country;
(ii) the granting of subscription rights or the offer or sale of shares of Common Stock to such persons would require the Company or Mercer Mutual or their employees to register, under the securities laws of such state, as a broker, dealer, salesman or agent or to register or otherwise qualify its securities for sale in such state or foreign country; or (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of subscription rights to any such person.

  Community Offering.

     Concurrently with the Subscription Offering, the Company is offering shares of the Common Stock to the general public in a Community Offering. Preference in the Community Offering will be given to (i) natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts and personal trusts in which such natural persons have substantial interests) who are permanent residents in the Local Community of the State of New Jersey or the Commonwealth of Pennsylvania, (ii) principals of Eligible Policyholders in the case of an Eligible Policyholder that is a corporation, partnership, limited liability company or other entity, (iii) licensed insurance agencies who have been appointed by Mercer Mutual to market and distribute insurance products, and their owners, (iv) named insureds under policies of insurance issued by Mercer Mutual after October 17, 1997, and (v) providers of goods or services to, and identified by, Mercer Mutual. The term "resident," as used in relation to the preference afforded natural persons in the Local Community, means any natural person who occupies a dwelling within the Local Community, has an intention to remain within the Local Community for a period of time (manifested by establishing a physical, ongoing, non-transitory presence within one of the states in the Local Community) and continues to reside in the Local Community at the time of the Community Offering. The Company may utilize policyholder records or such other evidence provided to it to make the determination whether a person is a resident of the Local Community. In the case of a corporation or other business entity, such entity shall be deemed to be a resident of the Local Community only if its principal place of business or headquarters is located within the Local Community. All determinations as to the status of a person as a resident of the Local Community shall be made by Mercer Mutual in its sole and absolute discretion.

     Subscriptions for Common Stock received from members of the general public in the Community Offering will be subject to the availability of shares of Common Stock after satisfaction of all subscriptions in the Subscription Offering, as well as the maximum and minimum purchase limitations set forth in the Plan. If 2,507,500 or more shares of the Common Stock are subscribed for in the Subscription Offering, the Company, in its sole discretion, will determine whether to accept subscriptions for shares in the Community Offering. If 3,392,500 or more shares of the Common Stock are subscribed for in the Subscription Offering, no shares will be sold in the Community Offering. FURTHERMORE, THE RIGHT OF ANY PERSON TO PURCHASE SHARES IN THE

COMMUNITY OFFERING, INCLUDING THE PREFERRED SUBSCRIBERS DESCRIBED IN CLAUSES
(i)-(v) ABOVE, IS SUBJECT TO THE ABSOLUTE RIGHT OF THE COMPANY TO ACCEPT OR REJECT SUCH PURCHASES IN WHOLE OR IN PART.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

     The Plan requires that the purchase price of the Common Stock be based on the appraised pro forma market value of Mercer Mutual following the Conversion, on a consolidated basis, as a subsidiary of the Company, as determined on the basis of an independent valuation by an appraiser who is experienced in corporate valuation. The Company has retained Sheshunoff to prepare the appraisal, and Sheshunoff, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions. Sheshunoff will receive a fee of approximately $75,000 for its appraisal.

     Sheshunoff has determined that, as of December 28, 1998, the estimated consolidated pro forma market value of Mercer Mutual as a subsidiary of the Company was between $25.1 million and $33.9 million. Under the Plan, the aggregate purchase price of the common Stock to be offered in the Conversion must equal the pro forma market value of Mercer Mutual following the Conversion, on a consolidated basis, as a subsidiary of the Company. Under the Act, the Company is permitted to require a minimum subscription of 25 shares of Common Stock provided that any required minimum subscription amount established cannot exceed $500. Based on these minimum subscription parameters, the maximum price at which the Company could offer shares of Common Stock in the Conversion is $20 per share. However, at a purchase price of $20 per share, the maximum number of shares of Common Stock that could be offered in the Conversion would be 1,696,250 shares compared to a maximum of 3,392,500 shares at $10 per share. Therefore, the Company determined to offer the Common Stock in the Conversion at the price of $10.00 per share to increase the number of shares available for purchase by policyholders. There were no other factors considered by the Board of Directors of the Company in determining to offer shares of Common Stock at $10.00 per share in the Conversion. The Purchase Price will be $10.00 per share regardless of any change in the estimated consolidated pro forma market value of Mercer Mutual following the Conversion as a subsidiary of the Company, as determined by Sheshunoff. The Company plans to issue between 2,507,500 and 3,392,500 shares (exclusive of purchases by the ESOP) of the Common Stock in the Conversion. This range was determined by dividing the price per share into the Estimated Valuation Range.

     The Plan requires that an appraiser establish a valuation range (the "Estimated Valuation Range") consisting of a midpoint valuation (the "Total Midpoint"), a valuation 15 percent (15%) above the midpoint valuation (the "Total Maximum") and a valuation 15 percent (15%) below the midpoint valuation (the "Total Minimum"). Accordingly, Sheshunoff has established an Estimated Valuation Range of $25,075,000 to $33,925,000. Upon completion of the Conversion Offerings, after taking into account factors similar to those involved in its initial Appraisal, Sheshunoff will submit to the Company and to the Pennsylvania Department its updated estimate of the consolidated pro forma market value of Mercer Mutual following the Conversion as a subsidiary of the Company immediately prior to the completion of the Offerings. If such updated estimated valuation does not fall within the Estimated Valuation Range, the Company may cancel the Offerings and terminate the Plan. If the Company proceeds with the Offerings using the updated estimated valuation, subscribers will be promptly notified by mail of the updated estimated valuation and subscribers will be given an opportunity to confirm or modify their orders. The funds of any subscribers who do not withdraw or confirm their orders will be returned promptly without interest. Subscription orders may not be withdrawn for any reason if the updated appraisal is within the Estimated Valuation Range.

     There is a difference of approximately $8.9 million between the Total Minimum and the Total Maximum of the Estimated Valuation Range. As a result, the percentage interest in the Company that a subscriber for a fixed number of shares of Common Stock will have is approximately 26% smaller if 3,392,500 shares are sold than if 2,507,500 shares are sold. Furthermore, as a result of this broad range, the updated appraisal may estimate a consolidated pro forma market value for Mercer Mutual as subsidiary of the Company that is materially more or less than the aggregate dollar amount of subscriptions received by the Company. Subscribers will not receive a refund or have any right to withdraw subscriptions if the updated appraisal estimates a consolidated pro forma market value that is less than the aggregate dollar amount of subscriptions received by the Company. Therefore, subscribers, in the aggregate and on a per share basis, may pay more for the Common Stock than the estimated consolidated pro forma market value of Mercer Mutual as subsidiary of the Company. Accordingly, no assurance can be given that the market price for the Common Stock immediately following the Conversion will equal or exceed the Purchase Price. Also, subscribers should be aware that, prior to the consummation of the Offerings, they will not have available to them information concerning the final updated Appraisal. After completion of the Offerings, the final updated Appraisal will be filed with the Securities and Exchange Commission pursuant to a post-effective amendment to the registration statement of which this prospectus forms a part. See "Available Information."

     THE APPRAISAL IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING COMMON STOCK. IN PREPARING THE VALUATION, SHESHUNOFF HAS RELIED UPON AND ASSUMED THE ACCURACY AND COMPLETENESS OF FINANCIAL AND STATISTICAL INFORMATION PROVIDED BY THE COMPANY AND MERCER MUTUAL. SHESHUNOFF DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE COMPANY AND MERCER MUTUAL AND SHESHUNOFF DID NOT VALUE INDEPENDENTLY THE ASSETS AND LIABILITIES OF THE COMPANY AND MERCER MUTUAL. THE VALUATION CONSIDERS THE COMPANY AND MERCER MUTUAL ONLY AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE COMPANY AND MERCER MUTUAL. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING COMMON STOCK WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT OR ABOVE THE INITIAL PURCHASE PRICE. COPIES OF THE APPRAISAL REPORT OF SHESHUNOFF SETTING FORTH THE METHOD AND ASSUMPTIONS FOR SUCH APPRAISAL ARE ON FILE AND AVAILABLE FOR INSPECTION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. ANY SUBSEQUENT UPDATED APPRAISAL REPORT OF SHESHUNOFF ALSO WILL BE AVAILABLE FOR INSPECTION.

     If the updated estimated valuation Sheshunoff submits to the Company and the Pennsylvania Department upon completion of the Offerings falls within the Estimated Valuation Range, the following steps will be taken:

  Subscription Offering Meets or Exceeds Total Maximum.

     If, upon conclusion of the Conversion Offerings, the number of shares subscribed for by participants in the Subscription Offering is equal to or greater than 3,392,500 shares, then in such event the Conversion shall be promptly consummated and the Company shall, on the effective date of the Conversion (the "Effective Date"), issue shares of Common Stock to the subscribing participants; provided, however, that the number of shares of Common Stock issued shall not exceed the number of shares of Common Stock offered in the Subscription Offering. In the event of an oversubscription in the Subscription Offering, shares of Common Stock shall be allocated among the subscribing participants in the priorities set forth in the Plan; provided, however, that no fractional shares of Common Stock shall be issued. See
"-- Subscription Offering" herein.

  Subscription Offering Meets or Exceeds Total Minimum.

     If, upon conclusion of the Conversion Offerings, the number of shares of Common Stock subscribed for by participants in the Subscription Offering is equal to or greater than 2,507,500 shares, but less than 3,392,500 shares, then in such event the Company may promptly consummate the Conversion, in which case the Company shall on the Effective Date issue to the subscribing participants shares of Common Stock in an amount sufficient to satisfy the subscriptions of such participants in full. Prior to consummating the Conversion, however, the Company shall have the right in its absolute discretion to accept, in whole or in part, subscriptions received from any or all subscribers in the Community Offering and/or to offer shares of Common Stock to purchasers in the Syndicated Community Offering; provided, however, that no more than 3,392,500 shares of Common Stock shall be issued in the Offerings (not including shares issued to the ESOP); and, provided further, that no fractional shares of Common Stock shall be issued.

  Subscription Offering Does Not Meet Total Minimum.

     If, upon conclusion of the Conversion Offerings, the number of shares of Common Stock subscribed for by participants in the Subscription Offering is less than 2,507,500 shares, the Company will accept subscriptions received from subscribers in the Community Offering and/or sell shares of Common Stock to purchasers in a Syndicated Community Offering so that the aggregate number of shares of Common Stock sold in the Offerings is equal to or greater than 2,507,500 shares. The Conversion will be consummated promptly and the Company shall on the Effective Date: (i) issue to subscribing participants in the Subscription Offering shares of Common Stock in an amount sufficient to satisfy the subscriptions of such participants in full, and (ii) issue to subscribers in the Community Offering and/or to purchasers in any Syndicated Community Offering such additional number of shares of Common Stock such that the aggregate number of shares of Common Stock to be issued in the Offerings will be equal to 2,507,500 shares; provided, however, that no fractional shares of Common Stock will be issued. In order to raise additional capital, the Company may in its absolute discretion elect to issue in excess of 2,507,500 shares of Common Stock to subscribers in the Community Offering and/or to purchasers in any Syndicated Community Offering; provided, however, that the number of shares of Common Stock issued shall not exceed 3,392,500 shares of Common Stock (not including shares issued to the ESOP). See "The Conversion -- The Conversion
Offerings -- Community Offering" and "-- Syndicated Community Offering."

  Offerings Do Not Meet Minimum.

     If the aggregate number of shares of Common Stock subscribed for in the Offerings is less than 2,507,500 shares, then in such event the Company will cancel the Offerings and all subscription funds will be returned promptly to subscribers without interest.

TAX EFFECTS.

  General.

     Mercer Mutual has obtained from the IRS a private letter ruling (the "PLR") concerning the material tax effects of the Conversion and the Subscription Offering to Mercer Mutual, Eligible Policyholders, and certain other participants in the Subscription Offering.

     The PLR confirms, among other things, that the Conversion of Mercer Mutual from a mutual to stock form of corporation will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, for federal income tax purposes: (i) no gain or loss will be recognized by Mercer Mutual in its pre-Conversion mutual or post-Conversion stock form as a result of the reorganization; (ii) Mercer Mutual's basis in its assets, holding period for its assets, net operating loss carryforward, if any, capital loss carryforward, if any, earnings and profits and accounting methods will not be affected by the reorganization; (iii) as discussed below, Eligible Policyholders will be required to recognize gain upon the receipt of subscription rights if and to the extent that the subscription rights that are allocated to an Eligible Policyholder are determined to have fair market value; (iv) the basis of the Common Stock purchased by an Eligible Policyholder pursuant to the exercise of subscription rights will equal the sum of the Purchase Price of such stock, plus the gain, if any, recognized by the Eligible Policyholder on the subscription rights that are exercised by the Eligible Policyholder; and (v) the holding period of the Common Stock purchased by an Eligible Policyholder pursuant to the exercise of subscription rights will begin on the date on which the subscription rights are exercised. In all other cases, the holding period of Common Stock purchased by an Eligible Policyholder will begin on the date following the date on which the stock is purchased.

  Subscription Rights.

     Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law which are not addressed by any direct authorities. Nevertheless, the IRS has ruled in the PLR that any gain realized by an Eligible Policyholder as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised. The amount of gain recognized by each Eligible Policyholder should equal the fair market value of subscription rights received by the Eligible Policyholder. If an Eligible Policyholder is required to recognize gain on the receipt of subscription rights and does not exercise some or all of such subscription rights, such Eligible Policyholder should recognize a corresponding loss upon the expiration or lapse of such Eligible Policyholder's unexercised subscription rights. The amount of such loss should equal the gain previously recognized upon receipt of such unexercised subscription rights, although such loss may not have the same character as the corresponding gain. Although not free from doubt, provided the subscription rights are capital assets in the hands of an Eligible Policyholder, any gain resulting from the receipt of the subscription rights should constitute a capital gain, and provided the Common Stock that an Eligible Policyholder would have received upon exercise of the lapsed subscription rights would have constituted a capital asset, the resulting loss upon expiration of such subscription rights should constitute a capital loss. For purposes of determining gain, it is unclear how the subscription rights should be valued or how to determine the number of subscription rights that may be allocated to each Eligible Policyholder during the Subscription Offering.

     In the opinion of Sheshunoff, the subscription rights do not have any fair market value, inasmuch as such rights are nontransferable, personal rights of short duration, that are provided to Eligible Policyholders and other participants in the Subscription Offering without charge, and afford the holder only the right to purchase shares of Common Stock in the Subscription Offering at a price equal to its estimated fair market value, which is the same price at which such stock will be sold to purchasers in the Community Offering or the Syndicated Community Offering, if any. Nevertheless, Eligible Policyholders are encouraged to consult with their tax advisors about the tax consequences of the Conversion and the Subscription Offering.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT PURPORT TO CONSIDER ALL ASPECTS OF FEDERAL INCOME TAXATION WHICH MAY BE RELEVANT TO EACH ELIGIBLE POLICYHOLDER THAT MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS TRUSTS, INDIVIDUAL RETIREMENT ACCOUNTS, OTHER EMPLOYEE BENEFIT PLANS, INSURANCE COMPANIES, AND ELIGIBLE POLICYHOLDERS WHO ARE EMPLOYEES OF AN INSURANCE COMPANY OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH ELIGIBLE POLICYHOLDER IS URGED TO CONSULT HIS OR HER TAX AND FINANCIAL ADVISOR AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE CONVERSION.

PURCHASES IN THE CONVERSION OFFERINGS.

  Termination Dates.

     The Conversion Offerings will expire at 1:00 p.m., Eastern Standard Time, on March 3, 1999, unless extended by the Board of Directors of the Company to a date no later than April 11, 1999 (the date and time of termination, including any extension, are referred to herein as the "Termination Date"). Subscription rights not exercised prior to the Termination Date will be void. If the Company extends the Subscription Offering or the Community Offering, it will give written notice of such extension to all subscribers on or before March 3, 1999. In such event, each subscriber may withdraw or confirm his or her subscription by the extended Termination Date. If a subscriber does not confirm a subscription by the extended Termination Date, the subscriber's funds will be returned promptly without interest. No action to extend the Subscription Offering or Community Offering may be taken by the Company after March 3, 1999.

     Orders will not be executed by the Company until at least 2,507,500 shares of Common Stock have been subscribed for or sold. If at least the 2,507,500 shares of Common Stock have not been subscribed for or sold by the Termination Date, all funds delivered to the Company pursuant to the Offerings will be promptly returned to subscribers without interest.

  Use of Order Forms.

     Rights to subscribe may be exercised only by completion of a Stock Order Form. Any person who desires to subscribe for shares of Common Stock must do so prior to the Termination Date by delivering by mail to the Conversion Center at P.O. Box 15, Pennington, New Jersey 08534-0015, or in person at the Company's principal executive offices located at 10 North Highway 31, Pennington, New Jersey, a properly executed and completed Stock Order Form, together with full payment for all shares for which the subscription is made. All checks or money orders must be made payable to "MERCER INSURANCE GROUP, INC." All subscription rights under the Plan will expire at 1:00 p.m., local time, on the Termination Date whether or not the Company has been able to locate each person entitled to such subscription rights. ONCE TENDERED, ORDERS TO PURCHASE COMMON STOCK IN THE OFFERING CANNOT BE REVOKED.

     To ensure that each purchaser receives a prospectus at least 48 hours prior to the Termination Date in accordance with Rule 15c2-8 under the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the Stock Order Form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock Order Forms will be distributed only with a Prospectus. Photocopies and facsimile copies of Stock Order Forms will not be accepted. Payment by cash, check or money order must accompany the Stock Order Form. No wire transfers will be accepted.

     Each subscription right may be exercised only by the Eligible Policyholder to whom it is issued and only for his or her own account. THE SUBSCRIPTION RIGHTS GRANTED UNDER THE PLAN ARE NONTRANSFERABLE. Each Eligible Policyholder subscribing for shares of Common Stock is required to represent to the Company that such Eligible Policyholder is purchasing such shares for such Eligible Policyholder's own account and that such Eligible Policyholder has no agreement or understanding with any other person for the sale or transfer of such shares. The Company is not aware of any restrictions which would prohibit Eligible Policyholders who purchase shares of Common Stock in the Conversion, and who are not executive officers or directors of the Company or Mercer Mutual, from freely transferring such shares after the Conversion. See "-- Limitations on Resales."

     In the event a subscriber submits a Stock Order Form that (i) is not delivered and is returned to the sender by the United States Postal Service or the Company is unable to locate the addressee, (ii) is not returned or is received after the Termination Date (iii) is defectively completed or executed, or (iv) is not accompanied by payment in full for the shares of Common Stock subscribed for, any subscription rights of such subscriber will not be honored, and such subscriber will be treated as having failed to return the completed Stock Order Form within the time period specified therein. Alternatively, the Company may (but will not be required to) waive any irregularity relating to any Stock Order Form or require the submission of a corrected Stock Order Form or the remittance of full payment for the shares of Common Stock subscribed for by such date as the Company may specify. Subscription orders, once tendered, may not be revoked. The Company's interpretations of the terms and conditions of the Plan and determinations with respect to the acceptability of the Stock Order Forms will be final, conclusive and binding upon all persons and neither the Company nor Mercer Mutual (or the directors, officers, employees and agents of any of them) shall be liable to any person in connection with any such interpretation or determination.

  Payment for Shares.

     Payment in full for all subscribed shares of Common Stock is required to accompany all completed Stock Order Forms for subscriptions to be considered complete. Payment for subscribed shares of Common Stock may be made by check or money order in U.S. Dollars. Payments will be placed in an Escrow Account at State Street Bank and Trust Company, N.A. (the "Escrow Agent"). The Escrow Account will be administered by the Escrow Agent. An executed Stock Order Form, once received by the Company, may not be modified, amended or rescinded without the consent of the Company. Funds accompanying Stock Order Forms will not be released until the Conversion is completed or terminated.

     The ESOP will not be required to pay for the shares at the time it subscribes, but is required to pay for such shares at or before the completion of the Offerings.

  Delivery of Certificates.

     Certificates representing shares of the Common Stock will be delivered to subscribers promptly after completion of the Offerings. Until certificates for the Common Stock are available and delivered to subscribers, subscribers may not be able to sell the shares of Common Stock for which they subscribed even though trading of the Common Stock will have commenced.

MARKETING AND UNDERWRITING ARRANGEMENTS

     Mercer Mutual and the Company have engaged Sandler O'Neill as a financial advisor in connection with the offering of the Common Stock, and Sandler O'Neill has agreed to use its best efforts to assist the Company with its solicitation of subscriptions and purchase orders for shares of Common Stock in the Offerings. Sandler O'Neill is not obligated to take or purchase any shares of Common Stock in the Offerings. Mercer Mutual and the Company have agreed to pay Sandler O'Neill a fee equal to 2.0% of the aggregate Purchase Price of Common Stock sold in the Conversion Offerings, excluding subscriptions by any director, officer or employee of Mercer Mutual or the Company or members of their immediate families or the ESOP, for which Sandler O'Neill will not receive a fee. In the event that the Company enters into selected dealers' agreements with one or more NASD member firms in connection with a Syndicated Community Offering, the Company will pay a fee to such selected dealer, any sponsoring dealer's fees, and a management fee to Sandler O'Neill of 1.5% for shares sold by the NASD member firm pursuant to such selected dealer's agreement; provided, however, that the aggregate fees payable to Sandler O'Neill for Common Stock sold pursuant to such selected dealer's agreement shall not exceed 2.0% of the aggregate Purchase Price and that the aggregate fees payable to Sandler O'Neill and the selected and sponsoring dealers will not exceed 7% of the aggregate Purchase Price of the shares sold under any such agreement. Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees and Sandler O'Neill and such broker-dealers may be deemed to be underwriters. Sandler O'Neill will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees, in an amount not to exceed $75,000. In the event the Conversion is not consummated or Sandler O'Neill ceases, under certain circumstances after the subscription solicitation activities are commenced, to provide assistance to the Company, Sandler O'Neill will be entitled to be reimbursed for its reasonable out-of-pocket expenses incurred prior to termination as described above. The Company and Mercer Mutual have agreed to indemnify Sandler O'Neill for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act. Sandler O'Neill has received advances towards its fees and expenses totaling $25,000. Total marketing fees to Sandler O'Neill are expected to be $489,050 and $648,350 at the Total Minimum and the Total Maximum, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

     Sandler O'Neill will also perform conversion agent services and records management services for Mercer Mutual in the Conversion and will receive a fee for this service of $30,000, plus reimbursement of reasonable out-of-pocket expenses.

     Directors and executive officers of the Company and Mercer Mutual may participate in the solicitation of offers to purchase Common Stock. Other employees of Mercer Mutual may participate in the Offerings in ministerial capacities or by providing clerical work in effecting a sales transaction. Other questions from prospective purchasers will be directed to executive officers or registered representatives. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of the Company or Mercer Mutual will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

SYNDICATED COMMUNITY OFFERING

     As a final step in the Conversion, the Plan provides that, in the sole discretion of the Company, all shares of Common Stock not purchased in the Conversion Offerings, if any, may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of the Company, to assist the Company and Mercer Mutual in the sale of the Common Stock. THE COMPANY AND MERCER MUTUAL RESERVE THE RIGHT TO REJECT ORDERS IN WHOLE OR PART IN THEIR SOLE DISCRETION IN THE SYNDICATED COMMUNITY OFFERING. Neither Sandler O'Neill nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the Syndicated Community Offering; however, Sandler O'Neill has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

     The price at which Common Stock is sold in the Syndicated Community Offering will be the Purchase Price. Shares of Common Stock purchased in the Syndicated Community Offering by any persons, together with associates of or persons acting in concert with such persons, will be aggregated with purchases in the Conversion Offerings for purposes of the maximum purchase limitation of 100,000 shares.

     In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If a Stock Order Form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the Stock Order Form on behalf of a purchaser, the selected dealer is required to forward the Stock Order Form and funds to Mercer Mutual for deposit in a segregated account on or before noon of the business day following receipt of the Stock Order Form or execution of the Stock Order Form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute Stock Order Forms and forward them to their selected dealer or authorize the selected dealer to execute such forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send Stock Order Forms and funds to Mercer Mutual for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date in the event that such alternative procedure is employed, once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his order.

     Certificates representing shares of Common Stock purchased, together with any refund due, will be mailed to purchasers at the address specified in the Stock Order Form as soon as practicable following consummation of the sale of the Common Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

     The Syndicated Community Offering will terminate no more than 45 days following the Termination Date.

LIMITATIONS ON PURCHASES OF COMMON STOCK

     The Plan provides for certain limitations upon the purchase of shares in the Conversion. No person may purchase fewer than 25 shares of Common Stock in the Conversion. Except for the ESOP, which intends to purchase 10% of the total number of shares of Common Stock issued in the Conversion, no purchaser (including Eligible Policyholders who elect to purchase stock in the Conversion) together with such person's affiliates and associates (as defined in the Plan) or a group acting in concert (as defined in the Plan) may purchase more than 100,000 shares of Common Stock in the Conversion (4.0%, 3.4% and 3.0% of the number of shares to be issued in the Conversion at the Total Minimum, Total Midpoint and Total Maximum, respectively, of the Estimated Valuation Range). The Plan states that subscribers in the Subscription Offering can purchase up to 100,000 shares. There are 42,178 Eligible Policyholders. In the event that subscriptions by Eligible Policyholders for Common Stock exceed the maximum of the Estimated Valuation Range, the Company will be obligated under the Plan to sell to Eligible Policyholders 3,392,500 shares, which is the maximum number of shares offered hereby, and shares of Common Stock would be allocated among Eligible Policyholders in proportion to their respective amounts subscribed for. If each Eligible Policyholder subscribed for 100,000 shares of Common Stock offered, then each Eligible Policyholder would receive only approximately 80 shares. Except as set forth below under "-- Proposed Management Purchases," the Company is unable to predict the number of Eligible Policyholders that may participate in the Subscription Offering or the extent of any such participation.

     Shares of Common Stock to be held by the ESOP and attributable to a participant thereunder shall not be aggregated with shares of Common Stock purchased by such participant or any other purchase of Common Stock in the Conversion.

     Officers and directors of Mercer Mutual and the Company, together with their associates, may not purchase, in the aggregate, more than thirty-four percent (34.0%) of the shares of Common Stock. Directors of the Company and of Mercer Mutual shall not be deemed to be associates of one another or a group acting in concert with other directors solely as a result of membership on the Board of Directors of the Company or the Board of Directors of Mercer Mutual or any subsidiary of Mercer Mutual.

     Subject to any required regulatory approval and the requirements of applicable law, the Company may increase or decrease any of the purchase limitations at any time. In the event that the individual purchase limitation is increased after commencement of the Conversion Offerings, the Company shall permit any person who subscribed for the maximum number of shares of Common Stock to purchase an additional number of shares, such that such person shall be permitted to subscribe for the then maximum number of shares permitted to be subscribed for by such person, subject to the rights and preferences of any person who has priority subscription rights. In the event that either the individual purchase limitation or the number of shares of Common Stock to be sold in the Conversion is decreased after commencement of the Conversion Offerings, the order of any person who subscribed for the maximum number of shares of Common Stock shall be decreased by the minimum amount necessary so that such person shall be in compliance with the then maximum number of shares permitted to be subscribed for by such person.

     Each person purchasing Common Stock in the Conversion shall be deemed to confirm that such purchase does not conflict with the purchase limitations under the Plan or otherwise imposed by law. In the event that such purchase limitations are violated by any person (including any associate or affiliate of such person or person otherwise acting in concert with such person), the Company shall have the right to purchase from such person at the Purchase Price all shares acquired by such person in excess of any such purchase limitation or, if such excess shares have been sold by such person, to receive the difference between the aggregate Purchase Price paid for such excess shares and the proceeds received by such person from the sale of such excess shares. This right of the Company to purchase such excess shares shall be assignable by the Company.

     The Company shall have the right in its absolute discretion and without liability to any subscriber, purchaser, underwriter or any other person: (i) to determine which subscriptions, if any, to accept in the Community Offering and to accept or reject any such subscription in whole or in part for any reason or for no reason, and (ii) to determine whether and to what extent shares of Common Stock are to be offered or sold in a Syndicated Community Offering.

PROPOSED MANAGEMENT PURCHASES

     The following table sets forth information regarding the approximate number of shares of Common Stock intended to be purchased by each of the directors and executive officers of the Company and Mercer Mutual, including each such person's associates, and by all directors, trustees and executive officers as a group, including all of their associates, and other related information. For purposes of the following table, it has been assumed that sufficient shares will be available to satisfy subscriptions in all categories.

                                                                   TOTAL
NAME                                                          SHARES(1)(2)(3)
----                                                          ---------------
Roland D. Boehm(4)(5).......................................       20,000
James J. Freda(4)...........................................       15,000
William C. Hart(4)(6).......................................       15,000
George T. Hornyak, Jr.(4)...................................      100,000
Richard U. Niedt(4).........................................        6,000
Andrew R. Speaker(4)(7).....................................       10,000
Richard G. Van Noy(4)(8)....................................       15,000
Marion J. Crum(9)...........................................        1,000
John Danka(9)...............................................        1,500
Paul Ehrhardt(9)............................................        2,500
                                                                  -------
     Total..................................................      186,000
                                                                  =======

---------------
(1) Does not include shares that could be allocated to participants in the ESOP, under which officers and other employees would be allocated, in the aggregate, 10% of the Common Stock issued in the Conversion. See "Management of the Company -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."

(2) Does not include shares that would be awarded to participants in the MRP, if implemented, under which directors, officers and other employees would be awarded, at no cost to them, an aggregate number of shares equal to 4% of the Common Stock issued in the Conversion (100,300, 118,000, 135,700 and 150,778 shares at the Total Minimum, Total Midpoint, Total Maximum and Total Maximum plus ESOP shares, respectively). Implementation of the MRP requires shareholder approval. See "Management of the Company -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

(3) Does not include shares that would be purchased by participants in the Compensation Plan, if implemented, under which directors, executive officers and other employees would be granted options to purchase an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion (250,750, 295,000, 339,250 and 376,944 shares at the Total Minimum, Total
    Midpoint, Total Maximum and Total Maximum plus ESOP shares). Implementation of the Compensation Plan requires shareholder approval. See "Management of the Company -- Certain Benefit Plans and Agreements -- Stock Compensation Plan."

(4) Director of the Company and Mercer Mutual.

(5) Vice Chairman of the Board of Directors of the Company and Mercer Mutual.

(6) President and Chief Executive Officer of the Company and Mercer Mutual.

(7) Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of the Company and Mercer Mutual.

(8) Chairman of the Board of Directors of the Company and Mercer Mutual.

(9) Executive officer of the Company and Mercer Mutual. See "Management of the Company -- Executive Officers."

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

LIMITATIONS ON RESALES

     The Common Stock issued in the Conversion will be freely transferable under the Securities Act; provided, however that shares issued to directors and officers of Mercer Mutual or of the Company would be restricted as to transfer for a period of one year from the Effective Date pursuant to the provisions of the Act and would be subject to additional resale restrictions under Rule 144 of the Securities Act. Shares of Common Stock issued to directors and officers will bear a legend giving appropriate notice of these restrictions and the Company will give instructions to the transfer agent for the Common Stock with respect to these transfer restrictions. Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted stock shall be subject to the same restrictions. Shares acquired by directors and officers other than in the Conversion will not be subject to these restrictions.

     In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

INTERPRETATION AND AMENDMENT OF THE PLAN OF CONVERSION

     To the extent permitted by law, all interpretations of the Plan by the Board of Directors of Mercer Mutual and the Board of Directors of the Company will be final. The Plan may be amended at any time before it is approved by the Pennsylvania Department by the affirmative vote of two-thirds of the directors of the Company and Mercer Mutual. The Plan similarly may be amended at any time after it is approved by the Pennsylvania Department, subject to the Pennsylvania Department's approval of such amendment. The Plan may be amended at any time after it is approved by the Eligible Policyholders of Mercer Mutual and prior to the Effective Date by the affirmative vote of two-thirds of the directors of the Company and of Mercer Mutual then in office; provided, however, that any such amendment shall be subject to approval by the Pennsylvania Department; and provided further, that, if such amendment is determined by the Pennsylvania Department to be material, such amendment shall be subject to approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of Eligible Policyholders called for that purpose. In the event Eligible Policyholders are required to approve an amendment to the Plan, the Company will send a Proxy Statement to each Eligible Policyholder as soon as practical after the amendment is approved by the directors of the Company and Mercer Mutual and, if required, the Pennsylvania Department.

     In the event that the Pennsylvania Department adopts regulations containing mandatory or optional provisions applicable to the Conversion prior to the Effective Date, the Plan may be amended to conform to such regulations at any time prior to such Effective Date by the affirmative vote of two-thirds of the directors of the Company and Mercer Mutual, and no resolicitation of proxies or further approval by Eligible Policyholders shall be required.

TERMINATION

     The Plan may be terminated at any time before it is approved by the Pennsylvania Department by the affirmative vote of two-thirds of the directors of the Company and Mercer Mutual. The Plan may be terminated at any time after it is approved by the Pennsylvania Department by the affirmative vote of two-thirds of the directors of the Company and Mercer Mutual. The Plan may be terminated at any time after it is approved by Eligible Policyholders and prior to the Effective Date by the affirmative vote of two-thirds of the directors of the Company and Mercer Mutual provided, however, that any such termination shall be subject to approval by the Pennsylvania Department.

CONDITIONS

     As required by the Plan, the Plan has been approved by the Pennsylvania Department and the Board of Directors of the Company and Mercer Mutual. Completion of the Conversion also requires approval of the Plan by the affirmative vote of at least two-thirds of the votes cast by Eligible Policyholders of Mercer Mutual. If the Eligible Policyholders do not approve the Plan, the Plan will be terminated, and Mercer Mutual will continue to conduct business as a mutual insurance company. See "Risk Factors -- Requirement for Policyholder Approval."

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

                      CERTAIN RESTRICTIONS ON ACQUISITION
                                 OF THE COMPANY

PENNSYLVANIA LAW

     The Pennsylvania BCL contains certain provisions applicable to the Company that may have the effect of impeding a change in control of the Company. These provisions, among other things, (a) require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of their shares, including an increment representing a proportion of any value payable for acquisition of control of the corporation; and (b) prohibit, for five years after an interested shareholder's acquisition date, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets having a minimum specified aggregate value or representing a minimum specified percentage earning power or net income of the corporation) with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power.

     In 1990, the Pennsylvania legislature further amended the Pennsylvania BCL to expand the antitakeover protections afforded by Pennsylvania law by redefining the fiduciary duty of directors and adopting disgorgement and control-share acquisition statutes. To the extent applicable to the Company at the present time, this legislation generally (a) expands the factors and groups (including shareholders) that the Board of Directors can consider in determining whether a certain action is in the best interests of the corporation; (b) provides that the Board of Directors need not consider the interests of any particular group as dominant or controlling; (c) provides that directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (d) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and (e) provides that the fiduciary duty of directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

     The 1990 amendments to the BCL explicitly provide that the fiduciary duty of directors shall not be deemed to require directors (a) to redeem any rights under, or to modify or render inapplicable, any shareholder rights plan; (b) to render inapplicable, or make determinations under, provisions of the BCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or (c) to act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition. One of the effects of these fiduciary duty provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Company's Board of Directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendment to the BCL grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

     Under the Pennsylvania control-share acquisition statute, a person or group is entitled to voting rights with respect to "control shares" only after shareholders (both disinterested shareholders and all shareholders) have approved the granting of such voting rights at a meeting of shareholders. "Control shares" are shares acquired since January 1, 1988, that upon acquisition of voting power by an "acquiring person," would result in a "control-share acquisition." ("Control shares" also include voting shares where beneficial ownership was acquired by the "acquiring person" within 180 days of the control-share acquisition or with the intention of making a control-share acquisition.) An "acquiring person" is a person or group who makes or proposes to make a "control-share acquisition." A "control-share acquisition" is an acquisition, directly or indirectly, of voting power over voting shares that would, when added to all voting power of the person over other voting shares, entitle the person to cast or direct the casting of such percentage of votes for the first time with respect to any of the following ranges that all shareholders would be entitled to cast in an election of directors: (a) at
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

least 20% but less than 33 1/3%; (b) at least 33 1/3 but less than 50%; or (c) 50% or more. The effect of these provisions is to require a new shareholder vote when each threshold is exceeded. In the event shareholders do not approve the granting of voting rights, voting rights are lost only with respect to "control shares."

     A special meeting of shareholders is required to be called to establish voting rights of control shares if an acquiring person (a) files with the corporation an information statement containing specified information, (b) makes a written request for a special meeting at the time of delivery of the information statement, (c) makes a control-share acquisition or a bona fide written offer to make a control-share acquisition, and (d) provides a written undertaking at the time of delivery of the information statement to pay or reimburse the corporation for meeting expenses. If the information statement is filed and a control-share acquisition is made or proposed to be made, but no request for a special meeting is made or no written undertaking to pay expenses is provided, the issue of voting rights will be submitted to shareholders at the next annual or special meeting of shareholders of the corporation.

     A corporation may redeem all "control shares" at the average of the high and low sales price, as reported on a national securities exchange or national quotation system or similar quotation system, on the date the corporation provides notice of redemption (a) at any time within 24 months after the date on which the control-share acquisition occurs if the acquiring person does not, within 30 days after the completion of the control-share acquisition, properly request that shareholders consider the issue of voting rights to be accorded to control shares and (b) at any time within 24 months after the issue of voting rights is submitted to shareholders and such voting rights either are not accorded or are accorded and subsequently lapse. Voting rights accorded to control shares by a vote of shareholders lapse and are lost if any proposed control-share acquisition is not consummated within 90 days after shareholder approval is obtained.

     A person will not be considered an "acquiring person" if the person holds voting power within any of the ranges specified in the definition of "control-share acquisition" as a result of a solicitation of revocable proxies if such proxies (a) are given without consideration in response to a proxy or consent solicitation made in accordance with the Exchange Act and (b) do not empower the holder to vote the shares except on the specific matters described in the proxy and in accordance with the instructions of the giver of the proxy.

     The statute does not apply to certain control-share acquisitions effected pursuant to a gift or laws of inheritance, in connection with certain family trusts or pursuant to a merger, consolidation or plan of share exchange if the corporation is a party to the agreement.

     The effect of this statutory provision is to deter the accumulation of a substantial block of Common Stock, including accumulation with a view to effecting a non-negotiated tender or exchange offer for Common Stock.

     Under the disgorgement provisions of the Pennsylvania BCL, any profit realized by any person or group who is or was a "controlling person or group" from the disposition of any equity security of a corporation shall belong to and be recoverable by the corporation where the profit is realized (i) within 18 months after the person becomes a "controlling person or group" and (ii) the equity security had been acquired by the "controlling person or group" within 24 months prior to or 18 months after obtaining the status of a "controlling person or group."

     A "controlling person or group" is a person or group who (a) has acquired, offered to acquire or, directly or indirectly, publicly disclosed the intention of acquiring 20% voting power of the corporation or (b) publicly disclosed that it may seek to acquire control of the corporation.

     A person will not be deemed a "controlling person or group" if the person holds voting power as a result of a solicitation of revocable proxies if, among other things, such proxies (a) are given without consideration in response to a proxy or consent solicitation made in accordance with the Exchange Act and (b) do not empower the holder to vote the shares except on the specific matters described in the proxy and in accordance with the instructions of the giver of the proxy. This exception does not apply to proxy contests in connection with or as a means toward acquiring control of the Company.

     The effect of this statutory provision is to deter the accumulation of a substantial block of Common Stock with a view to putting the Company "in play" and then selling shares at a profit (whether to the Company, in the market or in connection with an acquisition of the Company).

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE ARTICLES OF INCORPORATION AND BYLAWS

     The Board believes that it is appropriate to include certain provisions as part of the Company's Articles of Incorporation to protect the interests of the Company and its shareholders from hostile takeovers that the Board might conclude are not in the best interests of the Company or the Company's shareholders. These provisions may have the effect of discouraging a future takeover attempt that is not approved by the Board but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the Company's current Board of Directors or management more difficult. While the Board of Directors of the Company is not aware of any specific effort that might be made to obtain control of the Company after the Conversion, Franklin is currently making a hostile attempt to acquire control of Mercer Mutual, and may continue such attempt after the completion of the Conversion. See "Business -- Offer to Acquire Mercer Mutual" and "-- Legal Proceedings."

     The following discussion is a general summary of certain provisions of the Articles of Incorporation and Bylaws of the Company that may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Articles of Incorporation and Bylaws of the Company. For information regarding how to obtain a copy of these documents without charge, see "Additional Information."

  Classified Board of Directors and Related Provisions

     The Company's Articles of Incorporation provide that the Board of Directors is to be divided into three classes which shall be as nearly equal in number as possible. The directors in each class will hold office following their initial appointment to office for terms of one year, two years and three years, respectively, and, upon reelection, will serve for terms of three years thereafter. Each director will serve until his or her successor is elected and qualified. The Articles of Incorporation provide that a director may be removed by shareholders only upon the affirmative vote of at least a majority of the votes which all shareholders would be entitled to cast. The Articles of Incorporation further provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office.

     A classified board of directors could make it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Board of Directors. Because the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the shareholders to change a majority, whereas a majority of a non-classified board may be changed in one year. In the absence of the provisions of the Articles of Incorporation classifying the Board, all of the directors would be elected each year.

     Management of the Company believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors is subject to election each year. Staggered terms guarantee that in the ordinary course approximately two-thirds of the Directors, or more, at any one time have had at least one year's experience as directors of the Company, and moderate the pace of change in the composition of the Board of Directors by extending the minimum time required to elect a majority of Directors from one to two years.

  Other Antitakeover Provisions

     The Company's Articles of Incorporation and Bylaws contain certain other provisions that may also have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for the Common Stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of the Common Stock and the removal of the Company's management. These provisions: (1) empower the Board of Directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by the Board; (2) restrict the ability of shareholders to remove directors; (3) require that shares with at least 80% of total voting power approve mergers and other similar transactions, if the transaction is not approved, in advance, by the Board of Directors; (4) prohibit shareholders' actions without a meeting; (5) eliminate the right of shareholders to call a special meeting; (6) require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of the Articles of Incorporation; (7) require any person who acquires stock of the Company with voting power of 25% or more to offer to purchase for cash all remaining shares of the Company's voting stock at the highest price paid by such person for shares of the Company's voting stock during the preceding year; (8) limit the right of a person or entity to vote more than 10% of the Company's voting stock; (9) eliminate cumulative voting in elections of directors; and (10) require that shares with at least 66 2/3% of total voting power approve, repeal or amend the Bylaws.

     Should Franklin continue its hostile attempt to acquire Mercer Mutual after the approval of the Plan by the Eligible Policyholders at the Special Meeting (see "Business -- Offer to Acquire Mercer Mutual"), the Company's Board of Directors may consider adopting a shareholder rights plan in the form adopted by many companies that have publicly-traded common stock. Such plans typically provide for the issuance of rights to all shareholders that, in the event of a hostile takeover attempt of the issuer, become exercisable and permit all shareholders (except for the hostile acquiror) to acquire shares of the common stock of the issuer or the acquiror at a price that is substantially less than the market price. The Company's Board of Directors has not made any determination as to whether it would adopt such a rights plan. The adoption of such a rights plan would not require shareholder approval.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 15,000,000 shares of Common Stock, without par value, and 5,000,000 shares of preferred stock, having such par value as the Board of Directors of the Company shall fix and determine. The Company currently expects to issue between 2,507,500 and 3,392,500 shares (or, as permitted by the Plan, in the event the ESOP purchases shares in excess of the maximum of the Estimated Valuation Range in order to satisfy its 10% subscription, up to 3,769,444 shares), subject to adjustment, of the Common Stock and no shares of preferred stock in the Conversion.

COMMON STOCK

  Voting Rights

     Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of shares of the Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Common Stock. Holders of Common Stock will not be entitled to cumulate their votes for election of directors.

  Dividends

     The Company may, from time to time, declare dividends to the holders of Common Stock, who will be entitled to share equally in any such dividends. For additional information as to cash dividends, see "Dividend Policy."

  Liquidation

     In the event of any liquidation, dissolution or winding up of Mercer Mutual, the Company, as holder of all of the capital stock of Mercer Mutual, would be entitled to receive all assets of Mercer Mutual after payment of all debts and liabilities of Mercer Mutual. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of Common Stock. If any preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Common Stock.

  Other Characteristics

     Holders of the Common Stock will not have preemptive rights with respect to any additional shares of Common Stock that may be issued. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock, when issued and upon receipt by the Company of the full purchase price therefor, will be fully paid and nonassessable.

PREFERRED STOCK

     None of the 5,000,000 authorized shares of preferred stock of the Company will be issued in the Conversion. The Board of Directors of the Company is authorized, without shareholder approval, to issue preferred stock or rights to acquire preferred stock, and to fix and state voting powers, designations, preferences or other special rights of such shares or rights, and the qualifications, limitations and restrictions thereof. The preferred stock may rank prior to the Common Stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors has no present intention to issue any of the preferred stock. The Board of Directors of the Company may consider issuing rights to acquire the Company's preferred stock to all shareholders pursuant to the adoption of a shareholder rights plan, should Franklin continue its hostile attempt to acquire control of Mercer Mutual. Such rights also typically permit, in the event of a hostile takeover attempt of the issuer, all shareholders, except the hostile acquiror, to acquire shares of the common stock of the issuer or the acquiror at a price that is substantially less than the market price. See "Business -- Offer to Acquire Mercer Mutual" and "-- Legal Proceedings." Should the Board of Directors of the Company subsequently issue preferred stock or rights to acquire preferred stock, no holder of any such stock shall have any preemptive right to subscribe for or purchase any stock or any other securities of the Company other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

                                 LEGAL OPINIONS

     The legality of the Common Stock will be passed upon for the Company by Stevens & Lee, Wayne, Pennsylvania. Stevens & Lee has consented to the reference herein to its opinion. Certain legal matters will be passed upon for Sandler O'Neill by Lord, Bissell & Brook, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and schedules of Mercer Mutual as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been included herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Sheshunoff has consented to the publication herein of the summary of its opinion as to the estimated consolidated pro forma aggregate market value of the Common Stock to be issued in the Conversion and the value of subscription rights to purchase the Common Stock, and to the use of its name and statements with respect to it appearing herein.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the Registration Statement. Such information and all exhibits to the Registration Statement, including the Appraisal which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of such material can be obtained from the SEC at prescribed rates.

     In addition, copies of such documents may be obtained on the Internet at http://www.sec.gov.

     Mercer Mutual has filed an Application to Convert from Mutual to Stock Form with the Pennsylvania Department with respect to the Conversion and has received the Orders approving such application. The application and the Orders may be examined at the principal office of the Pennsylvania Department located in Harrisburg, Pennsylvania.

     In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12(g) of the Exchange Act and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, the annual and periodic reporting requirements, the restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

     A copy of the Articles of Incorporation and the Bylaws of the Company and Mercer Mutual are available without charge from Mercer Mutual.

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

                      GLOSSARY OF SELECTED INSURANCE TERMS

Acquisition costs.............   Agents' or brokers' commissions, premium taxes,
                                 marketing, and certain underwriting expenses associated with the production of business.

Assumed reinsurance...........   Insurance or reinsurance transferred from
                                 another insurance or reinsurance entity.

Cede..........................   To transfer to an insurer or a reinsurer all or
                                 a part of the insurance or reinsurance written by an insurance or reinsurance entity.

Combined ratio................   The sum of the expense ratio and the loss
                                 ratio, determined either in accordance with statutory accounting practices or GAAP. A combined ratio under 100% generally indicates an underwriting profit and a combined ratio over 100% generally indicates an underwriting loss. The extent by which the combined ratio deviates from 100% indicates relative underwriting profit or loss.

Commercial Multi-peril........   Commercial multi-peril coverage insures against
                                 losses to businesses and business personal property, such as those caused by fire, wind, hail, water damage, theft and vandalism, as well as comprehensive general liability for injuries to others. Optional coverages written include inland marine, crime and boiler and machinery.

Direct written premiums.......   Total premiums written by an insurer other than
                                 premiums for reinsurance assumed by an insurer.

Earned premiums...............   The portion of net written premiums applicable
                                 to the expired period of policies.

Expense ratio.................   Under statutory accounting practices, the ratio
                                 of underwriting expenses to net written
                                 premiums.

Fire & Allied Lines...........   Fire and allied lines insurance generally
                                 covers fire, lightning, and removal and
                                 extended coverage.

Gross premiums................   Total premiums for insurance written and
                                 reinsurance assumed during a given period.

Homeowners....................   Homeowners coverage insures individuals for
                                 losses to their residences and personal
                                 property, such as those caused by fire, wind, hail, water damage, theft and vandalism, and against third party liability claims.

Incurred losses...............   The sum of losses paid plus the change in the
                                 estimated liability for claims which have been reported but which have not been settled and claims which have occurred but have not yet been reported to the insurer.

Inland marine.................   Inland marine coverage insures merchandise or
                                 cargo in transit and business and personal property. It is also written as an endorsement to a homeowner's policy to provide coverage for scheduled property, such as antiques, fine art, sports equipment, boats, firearms, jewelry and camera equipment.

Loss adjustment expenses......   The expenses of settling claims, including
                                 legal and other fees and the general expenses of administering the claims adjustment process.

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

Loss and LAE ratio............   Under statutory accounting practices, the ratio
                                 of incurred losses and loss adjustment expenses to earned premiums.

Net earned premiums...........   The portion of written premiums that is
                                 recognized for accounting purposes as revenue during a period.

Net premiums..................   Gross premiums written less premiums ceded to
                                 reinsurers.

Net written premiums..........   Gross premiums written and insured by an
                                 insurer less premiums ceded to reinsurers.

Probable Maximum Loss.........   The largest loss that a catastrophe will
                                 probably cause under most circumstances. It is not ordinarily the "maximum possible loss," which is the worst possible scenario and which would, in many cases, be 100% of the property value. It is a concept used by underwriters, reinsurers and A.M. Best in evaluating catastrophe loss potential.

Reinsurance...................   A procedure whereby an insurer remits or cedes
                                 a portion of the premiums to another insurer or reinsurer as payment to that insurer or reinsurer for assuming a portion of the related risk.

Statutory accounting
practices.....................   Recording transactions and preparing financial
                                 statements in accordance with the rules and procedures prescribed or permitted by statute or regulatory authorities, generally reflecting a liquidating, rather than a going concern, concept of accounting. The principal differences between statutory accounting practices ("SAP") and GAAP for property and casualty insurance companies, are: (a) under SAP, certain assets that are not admitted assets are eliminated from the balance sheet;
                                 (b) under SAP, policy acquisition costs are expenses as incurred, while under GAAP, they are deferred and amortized over the term of the policies; (c) under SAP, no provision is made for deferred income taxes; (d) under SAP, certain reserves are recognized that are not recognized under GAAP; and (e) under SAP, fixed income securities (bonds, redeemable preferred stocks and mortgage-backed securities) are carried at cost, while under GAAP, they are carried at market value.

Statutory surplus.............   The sum remaining after all liabilities are
                                 subtracted from all assets, applying statutory accounting practices. This sum is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Umbrella policy...............   An insurance policy covering liabilities in
                                 excess of amounts covered under a standard policy.

Underwriting..................   The process whereby an insurer reviews
                                 applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested and what the applicable premiums should be. Underwriting also includes an ongoing review of existing policies and their pricing.

Underwriting expenses.........   The aggregate of policy acquisition costs and
                                 the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit (loss)....   The excess (deficiency), determined under
                                 statutory accounting practices, resulting from the difference between earned premiums and the sum of incurred losses, loss adjustment expenses and underwriting expenses.

Voluntary market..............   The market consisting of those persons who
                                 insurance companies voluntarily choose to insure because such companies believe that they can do so profitably at competitive rates.

Workers' Compensation.........   Workers' compensation coverage insures
                                 employers against employee medical and
                                 indemnity claims resulting from injuries related to work as well as third party employer's liability.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                OF MERCER MUTUAL

                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................  F-2
CONSOLIDATED FINANCIAL STATEMENTS
      BALANCE SHEETS (As of December 31, 1997 and 1996).....  F-3
      STATEMENTS OF EARNINGS (For the years ended December
       31, 1997, 1996 and 1995).............................  F-4
      STATEMENTS OF CHANGES IN SURPLUS (For the years ended
       December 31, 1997, 1996 and 1995)....................  F-5
      STATEMENTS OF CASH FLOWS (For the years ended December
       31, 1997, 1996 and 1995).............................  F-6
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS............  F-7
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
      BALANCE SHEETS (Unaudited) (As of September 30, 1998
       and December 31, 1997)...............................  F-18
      STATEMENTS OF EARNINGS (Unaudited) (For the nine
       months ended September 30, 1998 and 1997)............  F-19
      STATEMENTS OF CHANGES IN SURPLUS (Unaudited) (For the
       nine months ended September 30, 1998 and 1997).......  F-20
      STATEMENTS OF CASH FLOWS (Unaudited) (For the nine
       months ended September 30, 1998 and 1997)............  F-21

                          INDEPENDENT AUDITORS REPORT

The Board of Directors
Mercer Mutual Insurance Company:

     We have audited the accompanying consolidated balance sheets of Mercer Mutual Insurance Company and subsidiaries (the Group) as of December 31, 1997 and 1996, and the related statements of earnings, changes in surplus, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Philadelphia, Pennsylvania
February 18, 1998

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                                                                1997         1996
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
Investments, at fair value:
  Fixed income securities, available-for-sale...............   $34,947      $34,964
  Equity securities.........................................    10,852        7,795
     Total investments......................................    45,799       42,759
Cash and cash equivalents...................................     2,707        2,675
Premiums receivable.........................................     3,334        2,308
Reinsurance receivables.....................................    13,206       18,908
Prepaid reinsurance premiums................................     3,046          994
Deferred policy acquisition costs...........................     3,019        2,989
Accrued investment income...................................       625          602
Property and equipment, net.................................     1,413        1,441
Deferred income taxes.......................................        --          802
Other assets................................................       936          596
                                                               -------      -------
     Total assets...........................................   $74,085      $74,074
                                                               =======      =======

                              LIABILITIES AND SURPLUS
Liabilities:
  Losses and loss adjustment expenses.......................   $31,872      $35,221
  Unearned premiums.........................................    14,723       13,179
  Accounts payable and accrued expenses.....................     2,417        1,700
  Deferred income taxes.....................................       177           --
  Other reinsurance balances................................       835        4,028
  Other liabilities.........................................       825          664
                                                               -------      -------
     Total liabilities......................................    50,849       54,792
                                                               -------      -------
Surplus:
  Unassigned surplus........................................    20,693       18,476
  Accumulated other comprehensive income:
     Unrealized gains in investments, net of deferred income
      taxes.................................................     2,543          806
                                                               -------      -------
     Total surplus..........................................    23,236       19,282
                                                               -------      -------
     Total liabilities and surplus..........................   $74,085      $74,074
                                                               =======      =======

          See accompanying notes to consolidated financial statements.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Revenue:
  Net premiums earned.......................................  $17,969    $20,634    $20,817
  Investment income, net of expenses........................    2,350      2,289      2,132
  Net realized investment gains.............................      589        596         53
  Other revenue.............................................      173        155        161
                                                              -------    -------    -------
     Total revenue..........................................   21,081     23,674     23,163
                                                              -------    -------    -------
Expenses:
  Losses and loss adjustment expenses.......................   10,594     14,801     13,296
  Amortization of deferred policy acquisition costs.........    4,706      5,491      5,944
  Other expenses............................................    2,563      2,571      2,416
                                                              -------    -------    -------
     Total expenses.........................................   17,863     22,863     21,656
                                                              -------    -------    -------
Income before income tax....................................    3,218        811      1,507
Income tax..................................................    1,001        171        369
                                                              -------    -------    -------
Net income..................................................  $ 2,217    $   640    $ 1,138
                                                              =======    =======    =======

          See accompanying notes to consolidated financial statements.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN SURPLUS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                 (DOLLARS IN THOUSANDS)
Balance, beginning of period................................  $19,282    $18,963    $14,203
Net income..................................................    2,217        640      1,138
Other comprehensive income, net of tax:
  Unrealized gains on securities:
     Unrealized holding gains arising during period (net of
       related income tax expense of $1,095, $37 and
       $1,884)..............................................    2,126         72      3,657
  Less:
     Reclassification adjustment for gains included in net
       income (net of related income tax expense of $200,
       $203 and $18)........................................     (389)      (393)       (35)
                                                              -------    -------    -------
     Total..................................................    1,737       (321)     3,622
                                                              -------    -------    -------
  Comprehensive income......................................    3,954        319      4,760
                                                              -------    -------    -------
Balance, end of period......................................  $23,236    $19,282    $18,963
                                                              =======    =======    =======

          See accompanying notes to consolidated financial statements.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1997       1996        1995
                                                              -------    -------    --------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 2,217    $   640    $  1,138
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation of property and equipment.................      117        137         134
     Net accretion of discount..............................      (51)       (58)        (54)
     Net realized investment gain...........................     (589)      (596)        (53)
     Net realized gain on sale of property and equipment....       --          3          --
     Deferred income tax....................................       83       (120)        (55)
     Change in assets and liabilities:
       Premiums receivable..................................   (1,026)     2,345        (286)
       Reinsurance receivables..............................    5,702     (2,019)        368
       Prepaid reinsurance premiums.........................   (2,052)     4,564         (55)
       Deferred policy acquisition costs....................      (30)       167         174
       Other assets.........................................     (363)        98         724
       Losses and loss expenses.............................   (3,349)      (955)        645
       Unearned premiums....................................    1,544     (5,074)        483
       Other liabilities....................................   (2,355)     2,300        (214)
                                                              -------    -------    --------
          Net cash provided by (used in) operating
            activities......................................     (152)     1,432       2,949
                                                              -------    -------    --------
Cash flows from investing activities:
  Purchase of fixed income securities, available-for-sale...   (7,747)    (6,477)    (15,118)
  Purchase of equity securities.............................   (7,477)    (6,938)     (5,891)
  Sale and maturity of fixed income securities
     available-for-sale.....................................    8,368      4,294      10,146
  Sale of equity securities, available for sale.............    7,089      6,983       9,412
  Change in receivable/payable of securities................       40        (39)         99
  Purchase of property and equipment........................      (89)      (176)        (92)
  Sale of property and equipment............................       --         29          --
                                                              -------    -------    --------
     Net cash used in investing activities..................      184     (2,324)     (1,444)
                                                              -------    -------    --------
     Net increase (decrease) in cash and cash equivalents...       32       (892)      1,505
Cash and cash equivalents at beginning of year..............    2,675      3,567       2,062
                                                              -------    -------    --------
Cash and cash equivalents at end of period..................  $ 2,707    $ 2,675    $  3,567
                                                              =======    =======    ========
Cash paid during the year for:
  Interest..................................................  $     0    $     0    $      0
  Income taxes..............................................  $   730    $   125    $    281

          See accompanying notes to consolidated financial statements.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Mercer Mutual Insurance Company (MMIC), its subsidiary Queenstown Holding Company, Inc. (QHC) and QHC's subsidiary Mercer Insurance Company (MIC) collectively referred herein as the "Group", provide property and casualty insurance to both individual and commercial customers in New Jersey and Pennsylvania. The principal lines of business are homeowners, commercial multi-peril, general liability and fire and allied which represent approximately 46%, 22%, 13% and 10%, respectively, of net premiums written in 1997.

     MMIC has filed an application with the Insurance Department of the Commonwealth of Pennsylvania to form of an insurance holding company, incorporated in Pennsylvania, to purchase all of the authorized stock of MMIC, which plans to convert from the mutual to the stock form of organization.

  Consolidation Policy and Basis of Presentation

     The consolidated financial statements include the accounts of each member of the Group. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which differ in some respects from those followed in reports to insurance regulatory authorities.

  Use of Estimates

     The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Investments

     Due to periodic shifts in the portfolio arising out of income tax and asset-liability matching, as well as securities markets and economic factors, management considers the entire portfolio of fixed income securities as available-for-sale. Fixed income securities available-for-sale and equity securities are stated at fair value with changes in fair value, net of deferred income tax, reflected in surplus. Realized gains and losses are calculated on the specific identification basis.

     Interest on fixed maturities is credited to income as it accrues on the principal amounts outstanding, adjusted for amortization of premiums and accretion of discounts computed utilizing the effective interest rate method. Premiums and discounts on mortgage-backed securities are amortized using anticipated prepayments with significant changes in anticipated prepayments accounted for prospectively.

  Cash and cash equivalents

     Cash and cash equivalents are carried at cost which approximates market value. The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Fair Values of Financial Instruments

     The Group has used the following methods and assumptions in estimating its fair values:

     Investments -- The fair values for fixed income securities available-for-sale are based on quoted market prices, when available. If not available, fair values are based on values obtained from investment brokers. Fair

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES values for marketable equity securities are based on quoted market prices and on statutory equity for the security indicated below.

     The fair value of an equity security in a reinsurance company is estimated based on statutory book value because the security is not traded and because of restrictions placed on the investors. After receipt of a bona fide offer to purchase this security, the stock must first be offered to the investee or its other shareholders at the lower of statutory book value or the offered price. The investee also has the ability to determine that the potential purchaser is not appropriate and void such an offer.

     Cash and cash equivalents -- The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

     Premium and reinsurance receivables -- The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

  Reinsurance

     The Group cedes insurance to, and assumes insurance from, unrelated insurers to limit its maximum loss exposure through risk diversification. Ceded reinsurance receivables and unearned premiums are reported as assets; loss and loss adjustment expenses are reported gross of ceded reinsurance credits.

  Deferred Policy Acquisition Costs

     Acquisition costs such as commissions, premium taxes and certain other expenses which vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to premiums to be earned, loss and loss adjustment expenses and certain other maintenance costs expected to be incurred as the premiums are earned. To the extent that deferred policy acquisition costs are not realizable, the deficiency is charged to income currently.

  Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation calculated on the straight-line basis. Property is depreciated over useful lives ranging from five to forty-five years. Equipment is depreciated three to ten years.

  Premium Revenue

     Premiums include direct writings plus reinsurance assumed less reinsurance ceded to other insurers and are recognized as revenue over the period that coverage is provided using the monthly pro-rata method. Unearned premiums represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

  Losses and Loss Adjustment Expenses

     The liability for losses includes the amount of claims which have been reported to the Company and are unpaid at the statement date as well as provision for claims incurred but not reported, after deducting anticipated salvage and subrogation. The liability for loss adjustment expenses is determined as a percentage of the liability for losses based on the historical ratio of paid adjustment expenses to paid losses by line of business.

     Management believes that the liabilities for losses and loss adjustment expenses at December 31, 1997 are adequate to cover the ultimate net cost of losses and claims to date, but these liabilities are necessarily

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES based on estimates, and the amount of losses and loss adjustment expenses ultimately paid may be more or less than such estimates.

  Income Taxes

     The Group uses the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of the Group's assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

(2)  INVESTMENTS

     Net investment income, net realized investment gains and change in unrealized capital gains (losses) on investment securities are as follows:

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
Investment income:
  Fixed income securities..............................    $2,379    $2,326    $2,068
  Equity securities....................................       192       153       168
  Cash and cash equivalents............................       118       143       194
  Other................................................        41        46        54
                                                           ------    ------    ------
     Gross investment income...........................     2,730     2,668     2,484
Less investment expenses(1)............................       380       379       352
                                                           ------    ------    ------
     Net investment income.............................     2,350     2,289     2,132
Realized gains (losses):
  Fixed income securities..............................       (78)      (21)     (173)
  Equity securities....................................       667       617       226
                                                           ------    ------    ------
     Net realized investment gains.....................       589       596        53
                                                           ------    ------    ------
     Net investment income and net realized investment
       gains...........................................    $2,939    $2,885    $2,185
                                                           ======    ======    ======

     Change in unrealized gains (losses) of securities, net of tax, are as follows:

                                                             1997     1996      1995
                                                            ------    -----    ------
Fixed income securities.................................    $  417    $(576)   $1,987
Equity securities.......................................     1,320      255     1,635
                                                            ------    -----    ------
                                                            $1,737    $(321)   $3,622
                                                            ======    =====    ======

---------------
(1) Investment expenses include salaries, counseling fees and other miscellaneous expenses attributable to the maintenance of investment activities.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

     The cost and estimated fair value of available-for-sale investment securities at December 31, 1997 and 1996 are shown below.

                                                                 GROSS         GROSS       ESTIMATED
                                                               UNREALIZED    UNREALIZED      FAIR
1997                                                COST(1)      GAINS         LOSSES        VALUE
----                                                -------    ----------    ----------    ---------
                                                                 (DOLLARS IN THOUSANDS)
Fixed income securities, available-for-sale
  U.S. Government and government agencies.........  $25,195      $  266         $ 54        $25,407
  Obligations of states and political
     subdivisions.................................  $ 3,396      $  121         $ --        $ 3,517
  Industrial and miscellaneous....................  $   300      $    1         $  1        $   300
  Mortgage-backed securities......................  $ 6,106      $   10         $393        $ 5,723
                                                    -------      ------         ----        -------
Total fixed maturities............................  $34,997      $  398         $448        $34,947
                                                    -------      ------         ----        -------
Equity securities:
  At market value.................................  $ 6,854      $2,664         $104        $ 9,414
  At estimated value..............................  $    94      $1,344         $ --        $ 1,438
                                                    -------      ------         ----        -------
Total equity securities...........................  $ 6,948      $4,008         $104        $10,852
                                                    -------      ------         ----        -------
Total available-for-sale..........................  $41,945      $4,406         $552        $45,799
                                                    =======      ======         ====        =======

                                                                 GROSS         GROSS       ESTIMATED
                                                               UNREALIZED    UNREALIZED      FAIR
                       1996                         COST(1)      GAINS         LOSSES        VALUE
                       ----                         -------    ----------    ----------    ---------
Fixed income securities, available-for-sale
U.S. Government and government agencies...........  $23,702      $  223        $  234       $23,691
  Obligations of states and political
     subdivisions.................................    4,313          48            18         4,343
  Mortgage-backed securities......................    7,631          12           713         6,930
                                                    -------      ------        ------       -------
Total fixed maturities............................   35,646         283           965        34,964
                                                    -------      ------        ------       -------
Equity securities:
  At market value.................................    5,892       1,119           329         6,682
  At estimated value..............................       --       1,113            --         1,113
                                                    -------      ------        ------       -------
Total equity securities...........................    5,892       2,232           329         7,795
                                                    -------      ------        ------       -------
Total available-for-sale..........................  $41,538      $2,515        $1,294       $42,759
                                                    =======      ======        ======       =======

---------------
(1) Original cost of equity securities; original cost of fixed income securities adjusted for amortization of premium and accretion of discount.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

     The amortized cost and estimated fair value of fixed income securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          AMORTIZED    ESTIMATED
                                                            COST       FAIR VALUE
                                                          ---------    ----------
                                                          (DOLLARS IN THOUSANDS)
Due after one year through five years...................   $ 1,361      $ 1,496
Due after five years through ten years..................    25,251       25,470
Due after ten years.....................................     2,279        2,258
                                                           -------      -------
                                                            28,891       29,224
Mortgage backed securities..............................     6,106        5,723
                                                           -------      -------
                                                           $34,997      $34,947
                                                           =======      =======

     The gross realized gains and losses on investment securities are as follows:

                                                             1997     1996     1995
                                                            ------    -----    -----
                                                             (DOLLARS IN THOUSANDS)
Gross realized gains......................................  $1,027    $ 921    $ 778
Gross realized losses.....................................    (438)    (325)    (725)
                                                            ------    -----    -----
                                                            $  589    $ 596    $  53
                                                            ======    =====    =====

     Proceeds from the sale of available-for-sale securities were $15,457, $11,276 and $19,032 for 1997, 1996 and 1995, respectively.

(3) DEFERRED POLICY ACQUISITION COSTS

     Changes in deferred policy acquisition costs are as follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Balance, January 1....................................  $ 2,989    $ 3,155    $ 3,330
Acquisition costs deferred............................    4,736      5,325      5,769
Amortization charged to earnings......................   (4,706)    (5,491)    (5,944)
                                                        -------    -------    -------
Balance, December 31..................................  $ 3,019    $ 2,989    $ 3,155
                                                        =======    =======    =======

(4) PROPERTY AND EQUIPMENT

     Property and equipment was as follows:

                                                                1997         1996
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Home Office:
  Land......................................................   $   456      $   456
  Buildings and improvements................................     1,479        1,468
  Furniture, fixtures and equipment.........................     1,368        1,290
                                                               -------      -------
                                                                 3,303        3,214
  Accumulated depreciation..................................    (1,890)      (1,773)
                                                               -------      -------
                                                               $ 1,413      $ 1,441
                                                               =======      =======

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

(5) LIABILITIES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the liabilities for losses and loss adjustment expenses is summarized as follows:

                                                       1997        1996        1995
                                                     --------    --------    --------
                                                          (DOLLARS IN THOUSANDS)
Balance, January 1.................................  $ 35,221    $ 36,176    $ 35,531
  Less reinsurance recoverable on unpaid losses and
     loss expenses.................................   (15,147)    (16,819)    (17,233)
                                                     --------    --------    --------
Net balance at January 1...........................    20,074      19,357      18,298
Incurred related to:
  Current year.....................................    11,649      16,445      14,251
  Prior years......................................    (1,055)     (1,644)       (955)
                                                     --------    --------    --------
Total incurred.....................................    10,594      14,801      13,296
                                                     --------    --------    --------
Paid related to:
  Current year.....................................     4,775       7,715       5,302
  Prior years......................................     6,042       6,369       6,935
Total paid.........................................    10,817      14,084      12,237
                                                     --------    --------    --------
Net balance, December 31...........................    19,851      20,074      19,357
  Plus reinsurance recoverable on unpaid losses and
     loss expenses.................................    12,021      15,147      16,819
                                                     --------    --------    --------
Balance at December 31.............................  $ 31,872    $ 35,221    $ 36,176
                                                     ========    ========    ========

     The Group has geographic exposure to catastrophe losses in its operating region. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosion, severe weather and fire. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a functions of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas. However, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Group generally seeks to reduce its exposure to catastrophe through individual risk selection and the purchase of catastrophe reinsurance.

(6) REINSURANCE

     In the ordinary course of business, the Company seeks to limit its exposure to loss on individual claims and from the effects of catastrophes by entering into reinsurance contracts with other insurance companies. Reinsurance is ceded on excess of loss and pro-rata bases with the Company's retention not exceeding $100,000 per occurrence. Insurance ceded by the Company does not relieve its primary liability as the originating insurer. The Company also assumes reinsurance from other companies on a pro-rata basis.

     The effect of reinsurance with unrelated insurers on premiums written and earned is as follows:

                                                        1997       1996        1995
                                                      --------    -------    --------
                                                          (DOLLARS IN THOUSANDS)
PREMIUMS WRITTEN
Direct............................................    $ 28,453    $24,958    $ 24,699
Assumed...........................................         547      5,013      10,287
Ceded.............................................     (11,539)    (9,847)    (13,741)
                                                      --------    -------    --------
Net...............................................    $ 17,461    $20,124    $ 21,245
                                                      ========    =======    ========

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                                                       1997        1996        1995
                                                      -------    --------    --------
PREMIUMS EARNED
Direct............................................    $26,858    $ 24,760    $ 24,700
Assumed...........................................        598      10,286       9,803
Ceded.............................................     (9,487)    (14,412)    (13,686)
                                                      -------    --------    --------
Net...............................................    $17,969    $ 20,634    $ 20,817
                                                      =======    ========    ========

     The effect of reinsurance on unearned premiums as of December 31, 1997, 1996 and 1995 is as follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Direct..............................................    $14,552    $12,957    $12,759
Assumed.............................................        171        222      5,494
                                                        -------    -------    -------
Net.................................................    $14,723    $13,179    $18,253
                                                        =======    =======    =======

     The effect of reinsurance on the liabilities for losses and loss adjustment and losses and loss adjustment expenses incurred is as follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Liabilities
Direct..............................................    $27,068    $27,429    $27,906
Assumed.............................................      4,804      7,792      8,270
                                                        -------    -------    -------
                                                        $31,872    $35,221    $36,176
                                                        =======    =======    =======

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Expenses Incurred
Direct..............................................    $11,743    $14,597    $13,120
Assumed.............................................        301      7,234      6,694
Ceded...............................................     (1,450)    (7,030)    (6,518)
                                                        -------    -------    -------
Net.................................................    $10,594    $14,801    $13,296
                                                        =======    =======    =======

     The Group performs credit reviews of its reinsurers, focusing on financial stability. To the extent that a reinsurer may be unable to pay losses for which it is liable under the terms of a reinsurance agreement, the Group is exposed to the risk of continued liability for such losses. At December 31, 1997, three independent reinsurers accounted for approximately $4,867 of amounts recoverable for paid losses and loss adjustment expenses.

     Effective December 31, 1996, the Group terminated its participation in certain ceded and assumed reinsurance agreements. As a result of the termination of these agreements, premiums unearned as of December 31, 1996 were returned to the ceding companies, less commission. The Group, as a ceding reinsured, received back from reinsurers $4,895 in unearned premium less $1,224 in commission. The Group, as an assuming reinsurer, returned to reinsureds $5,508 in unearned premium less $1,377 in commission. Ceded loss and loss adjustment reserves attributable to these agreements were $5,669 at December 31, 1996, and assumed loss and loss adjustment reserves attributable to these agreements were $6,016 at December 31, 1996.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

(7)  RETIREMENT PLANS AND DEFERRED DIRECTORS' FEES

     Effective January 1, 1997, the Company implemented a defined contribution pension plan to replace a defined benefit pension plan. The plan covers substantially all of its employees. Benefits are based on years of service and the employee's annual compensation. Pension expense from the defined contribution plan in 1997 amounted to $95.

     Benefits under the defined benefit pension plan ceased accruing to participants as of December 31, 1996. Benefits were based on years of service and the employee's career-average annual compensation. The Group's funding policy was to contribute annually at least the minimum required contribution in accordance with minimum funding standards established by ERISA. Contributions were intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. As a result of the termination of the defined benefit pension plan, the Group incurred a loss of $173. In December 1997, the Group completed distribution of all benefits. Plan assets were sufficient to discharge all obligations without further expense attributable to the defined benefit pension plan.

     Plan assets were generally invested in fixed income and equity securities. The following table sets forth the year-end funded status of the terminated defined benefit pension plan:

                                                              1996
                                                             -------
Actuarial present value of benefit obligations:
  Accumulated and projected benefit obligation, including
     vested benefits of $1,009.............................  $(1,021)
Plan assets at fair value..................................      862
Excess of the projected benefit obligation over plan.......     (159)

     The net periodic pension cost for the terminated defined benefit pension plan included the following components:

                                                              1996     1995
                                                              -----    -----
Service costs -- benefits earned during the period..........  $ 119    $  98
Interest cost on projected benefit obligation...............     95       81
Return on plan assets.......................................   (120)     (56)
Net amortization and deferral...............................     62        7
                                                              -----    -----
Net periodic pension cost...................................  $ 156    $ 130
                                                              =====    =====

     In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate was 7.5% and 7.25% for 1996 and 1995, respectively. The rate of increase in future compensation levels was 4.5%. The expected long-term rate of return on retirement plan assets was 8.0%.

     The Group also maintains a 401(k) retirement savings plan covering substantially all employees. The Group matches a percentage of each employees' pre-tax contribution and also contributes an amount equal to 2% of each employee's annual compensation. The cost of this plan amounted to $57, $58 and $56 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Group maintains a non-qualified unfunded retirement plan for its directors. The plan provides for monthly payments for 10 years upon retirement. The expense for this plan amounted to $57, $55 and $52 for 1997, 1996 and 1995, respectively. Costs accrued under this plan amounted to $306 and $249 at December 31, 1997 and 1996, respectively.

     The Group maintains a deferred directors' compensation plan. Under the plan, a director may elect to defer receipt of all or a portion of their fees. Amounts deferred, together with accumulated interest, are

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES distributed either as a lump sum or in installments over a period of not greater than ten years. Deferred directors' fees and accumulated interest amounted to $549 and $476 at December 31, 1997 and 1996, respectively.

(8) FEDERAL INCOME TAXES

     The tax effect of significant temporary differences that give rise to the Group's net deferred tax asset (liability) as of December 31, is as follows:

                                                             1997          1996
                                                           ---------     ---------
                                                           (DOLLARS IN THOUSANDS)
Net loss reserve discounting.............................   $ 1,173       $ 1,181
Net unearned premiums....................................       794           828
Unrealized loss on investments...........................       188           440
Other....................................................       272           298
                                                            -------       -------
  Deferred tax assets....................................     2,427         2,747
                                                            -------       -------
Deferred policy acquisition costs........................     1,027         1,016
Unrealized gain on investment............................     1,498           855
Other....................................................        79            74
                                                            -------       -------
  Deferred tax liabilities...............................     2,604         1,945
                                                            -------       -------
  Net deferred tax asset (liability).....................   $  (177)      $   802
                                                            =======       =======

     The deferred tax asset has not been reduced by a valuation allowance because management believes that, while it is not assured, it is more likely than not that it will generate sufficient future taxable income to utilize these net excess tax deductions. The amount of the deferred tax asset considered realizable, however, could be materially reduced in the near term if estimates of future taxable income in the years in which the differences are expected to reverse are not realized.

     Actual income tax expense differed from expected tax expense, computed by applying the United States federal corporate tax rate of 34% to income before income taxes, for each of the three years ended December 31 as follows:

                                                              1997     1996     1995
                                                             ------    ----    ------
                                                              (DOLLARS IN THOUSANDS)
Expected tax expense.......................................  $1,094    $276    $  513
Tax-exempt interest........................................     (56)    (73)     (107)
Dividends received deduction...............................     (28)    (25)      (35)
Other......................................................      (9)     (7)       (2)
                                                             ------    ----    ------
  Income tax expense.......................................  $1,001    $171    $  369
                                                             ======    ====    ======

     The components of the provision for income taxes are as follows:

                                                              1997     1996     1995
                                                             ------    ----    ------
                                                              (DOLLARS IN THOUSANDS)
Current....................................................  $  918    $291    $  424
Deferred...................................................      83    (120)      (55)
                                                             ------    ----    ------
  Income tax expense.......................................  $1,001    $171    $  369
                                                             ======    ====    ======

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

(9) RECONCILIATION OF STATUTORY FILINGS TO AMOUNTS REPORTED HEREIN

     A reconciliation of the Group's statutory net income and surplus to the Group's net income and surplus, under generally accepted accounting principles
(GAAP), is as follows:

                        NET INCOME:                           1997     1996     1995
                        -----------                          ------    ----    ------
                                                              (DOLLARS IN THOUSANDS)
Statutory net income.......................................  $2,129    $809    $1,219
Deferred policy acquisition................................      30    (167)     (174)
Deferred federal income taxes..............................     (83)    120        55
Pension....................................................     116    (129)       24
Other......................................................      25       7        14
                                                             ------    ----    ------
GAAP net income............................................  $2,217    $640    $1,138
                                                             ======    ====    ======

                       SURPLUS:                          1997       1996       1995
                       --------                         -------    -------    -------
                                                           (DOLLARS IN THOUSANDS)
Statutory surplus.....................................  $20,132    $16,087    $14,938
Deferred policy acquisition...........................    3,019      2,989      3,155
Deferred federal income taxes.........................     (177)       802        516
Non-admitted assets...................................      177        185        192
Unrealized gain (loss) on fixed income securities.....      (50)      (682)       192
Other.................................................      135        (99)       (30)
                                                        -------    -------    -------
GAAP surplus..........................................  $23,236    $19,282    $18,963
                                                        =======    =======    =======

     The Group's insurance companies are required to file statutory financial statements with various state insurance regulatory authorities. Statutory financial statements are prepared in accordance with accounting principles and practices prescribed or permitted by the various states of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. Furthermore, the NAIC has a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project will likely change the definitions of what comprise prescribed versus permitted statutory accounting practices, and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. The effects of any such changes are not presently determinable and will not likely affect financial statements prepared under generally accepted accounting principles.

(10) DEMUTUALIZATION

     In October 1997 the Group's Boards of Directors approved a plan of conversion for changing the corporate form of MMIC from the mutual form to the stock form (demutualization). Under the plan, policyholders and certain other groups will have the opportunity to acquire stock in a newly formed holding company, Mercer Insurance Group, Inc. (MRCR).

     MRCR will in turn acquire all of the newly issued stock of MMIC upon conversion. Prior to the conversion, MRCR will not engage in any significant operations and will have no assets or liabilities. The demutualization plan is subject to approval from the Pennsylvania Insurance Department and ultimately receipt of sufficient stock subscriptions to effect the transaction. The Group has requested a ruling from the Internal Revenue Service regarding the tax treatment of the demutualization as a tax-free reorganization. In

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES the event that the plan is executed, the converted companies will be subject to certain insurance laws and regulations specific to stock insurance companies as well as regulations of the Securities and Exchange Commission. Limitations on the payment of dividends and Insurance Holding Company regulations are among the types of regulatory requirements with which the Group will have to comply. Assuming the conversion were complete as of December 31, 1997, dividends and other distributions in 1997 to MRCR from MMIC would be limited to approximately $2,000 without prior approval of the Insurance Department.

(11) FAIR AUTOMOBILE INSURANCE REFORM ACT OF 1990

     The Fair Automobile Insurance Reform Act of 1990 (FAIRA) substantially reformed various aspects of the State of New Jersey s motor vehicle system. As a result of this legislation, the Group has paid $410, $420 and $467 in 1997, 1996 and 1995, respectively, as its share of the funding of the New Jersey Full Insurance Underwriting Association (the JUA). The amounts represent the sixth, seventh and eighth installments of eight to be paid toward funding the JUA. Such amounts are based on the premiums written in New Jersey.

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 AS OF SEPTEMBER 30, 1998 AND DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1998             1997
                                                              -------------    ------------
                                                               (UNAUDITED)
                           ASSETS
Investments, at fair value:
  Fixed income securities, available-for-sale...............     $36,074         $34,947
  Equity securities.........................................      12,867          10,852
                                                                 -------         -------
     Total investments......................................      48,941          45,799
Cash and cash equivalents...................................       7,035           2,707
Premiums receivable.........................................       3,688           3,334
Reinsurance receivables.....................................       9,297          13,206
Prepaid reinsurance Premiums................................         479           3,046
Deferred policy acquisition costs...........................       3,906           3,019
Accrued investment income...................................         443             625
Property and equipment, net.................................       1,512           1,413
Other assets................................................       1,418             936
                                                                 -------         -------
     Total assets...........................................     $76,719         $74,085
                                                                 -------         -------
                  LIABILITIES AND SURPLUS
Liabilities:
  Losses and loss adjustment expenses.......................     $30,331         $31,872
  Unearned premiums.........................................      15,780          14,723
  Accounts payable and accrued expenses.....................       2,820           2,417
  Deferred income taxes.....................................         310             177
  Other reinsurance balances................................         886             835
  Other liabilities.........................................         756             825
                                                                 -------         -------
     Total liabilities......................................      50,883          50,849
                                                                 -------         -------
Surplus:
  Unassigned surplus........................................      22,655          20,693
  Accumulated other comprehensive income:
     Unrealized gains in investments, net of deferred income
      taxes.................................................       3,181           2,543
                                                                 -------         -------
     Total surplus..........................................      25,836          23,236
                                                                 -------         -------
     Total liabilities and surplus..........................     $76,719         $74,085
                                                                 =======         =======

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
                 NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                               1998         1997
                                                              -------      -------
                                                                  (UNAUDITED)
Revenue:
  Net premiums earned.......................................  $17,110      $13,288
  Investment income, net of expenses........................    1,656        1,793
  Net realized investment gains.............................      368          483
  Other revenue.............................................      124          144
                                                              -------      -------
          Total revenue.....................................   19,258       15,708
                                                              -------      -------
Expenses:
  Losses and loss adjustment expenses.......................    8,739        8,038
  Amortization of deferred policy acquisition costs.........    4,836        3,533
  Other expenses............................................    2,755        1,928
                                                              -------      -------
          Total expenses....................................   16,330       13,499
                                                              -------      -------
Income before income tax....................................    2,928        2,209
Income tax..................................................      966          694
                                                              -------      -------
Net income..................................................  $ 1,962      $ 1,515
                                                              -------      -------

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF CHANGES IN SURPLUS
                 NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                               1998       1997
                                                              -------    -------
                                                                 (UNAUDITED)
Balance, beginning of period................................  $23,236    $19,282
Net income..................................................    1,962      1,515
Other comprehensive income, net of tax:
  Unrealized gains on securities:
     Unrealized holding gains arising during period (net of
      related income tax expense of $453, and $750).........      880      1,468
     Less:
       Reclassification adjustment for gains included in net
        income (net of related income tax expense of $125
        and $164)...........................................     (242)      (319)
                                                              -------    -------
                                                                  638      1,149
                                                              -------    -------
  Comprehensive income......................................    2,600      2,664
                                                              -------    -------
Balance, end of period......................................  $25,836    $21,946
                                                              -------    -------

                MERCER MUTUAL INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOW
                 NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                1998       1997
                                                              --------    -------
                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $  1,962    $ 1,515
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation of property and equipment.................       104         84
     Net accretion of discount..............................       (29)       (39)
     Net realized investment gain...........................      (367)      (483)
     Deferred income tax....................................      (195)       (22)
     Change in assets and liabilities:
       Premiums receivable..................................      (354)    (1,139)
       Reinsurance receivables..............................     3,909      5,020
       Prepaid reinsurance premiums.........................     2,567     (2,002)
       Deferred policy acquisition costs....................      (886)        81
       Other assets.........................................      (301)       290
       Losses and loss expenses.............................    (1,541)    (2,409)
       Unearned premiums....................................     1,058      1,617
       Other liabilities....................................       484     (2,628)
                                                              --------    -------
          Net cash provided by (used in) operating
           activities.......................................     6,411       (115)
                                                              --------    -------
Cash flows from investing activities:
  Purchase of fixed income securities, available-for-sale...   (11,529)    (6,695)
  Purchase of equity securities.............................    (6,042)    (5,477)
  Sale and maturity of fixed income securities
     available-for-sale.....................................    11,069      6,784
  Sale of equity securities.................................     4,722      5,235
  Change in receivable/payable for securities...............      (100)       (60)
  Purchase of property and equipment........................      (203)       (81)
                                                              --------    -------
       Net cash provided by (used in) investing
        activities..........................................    (2,083)      (294)
                                                              --------    -------
       Net increase in cash and cash equivalents............     4,328       (409)
Cash and cash equivalents at beginning of period............     2,707      2,675
                                                              --------    -------
Cash and cash equivalents at end of period..................  $  7,035    $ 2,266
                                                              --------    -------
Cash paid during the year for:
  Interest..................................................  $      0    $     0
  Income taxes..............................................  $  1,462    $   730

------------------------------------------------------------
------------------------------------------------------------

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION SHALL NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, MERCER MUTUAL, OR SANDLER O'NEILL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR MERCER MUTUAL, SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary...............................    6
Mercer Mutual Selected Consolidated Financial
  Data...........................................   17
Risk Factors.....................................   20
Use of Proceeds..................................   30
Dividend Policy..................................   31
Market for the Common Stock......................   32
Capitalization...................................   33
Pro Forma Data...................................   34
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............   40
Business.........................................   50
Management of the Company........................   71
The Conversion...................................   77
Certain Restrictions on Acquisition of the
  Company........................................   93
Description of Capital Stock.....................   96
Transfer Agent and Registrar.....................   97
Legal Opinions...................................   97
Experts..........................................   98
Available Information............................   98
Glossary of Selected Insurance Terms.............   99
Index to Consolidated Financial Statements.......  F-1

                            ------------------------

UNTIL APRIL 26, 1999, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                     UP TO

                                3,392,500 SHARES

                         [MERCER INSURANCE GROUP LOGO]
                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------

                                JANUARY 26, 1999

                        Sandler O'Neill & Partners, L.P.

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